    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1999

                                                      REGISTRATION NO. 333-69261
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                INTRAWARE, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          7375                  68-0389976
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                           --------------------------

                                 25 ORINDA WAY
                                ORINDA, CA 94563
                                 (925) 253-4500

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           --------------------------

                                 PETER JACKSON
                            CHIEF EXECUTIVE OFFICER
                                 25 ORINDA WAY
                                ORINDA, CA 94563
                                 (925) 253-4500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:


            DAVID J. SEGRE                          STEVEN M. SPURLOCK
           ADAM R. DOLINKO                          WILLIAM A. HOLMES
            LINDA M. CUNY                             KEVIN A. LUCAS
           DAVID R. BOWMAN                       Gunderson Dettmer Stough
   Wilson Sonsini Goodrich & Rosati        Villenueve Franklin & Hachigian, LLP
       Professional Corporation                   155 Constitution Drive
          650 Page Mill Road                   Menlo Park, California 94025
     Palo Alto, California 94304                      (650) 321-2400
            (650) 493-9300


                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED JANUARY 29, 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                4,000,000 Shares


                                     [LOGO]

                                  Common Stock
                                  -----------

 Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $13.00 and $15.00 per share. We have applied to have the shares approved for listing on the Nasdaq National Market under the symbol "ITRA."


We and certain stockholders have granted the underwriters an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.



    Investing in our common stock involves certain risks. See "Risk Factors"
                              starting on page 6.



                                                                            Underwriting
                                                            Price to       Discounts and      Proceeds to
                                                             Public         Commissions        Intraware
                                                        ----------------  ----------------  ----------------
Per Share.............................................         $                 $                 $
Total.................................................         $                 $                 $



    Delivery of the shares of common stock will be made on or about February   ,
1999, against payment in immediately available funds.



    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Credit Suisse First Boston

                         BancBoston Robertson Stephens

                                                               Hambrecht & Quist


                       Prospectus dated January 29, 1999.

                                [INSIDE FRONT COVER]


    A split screen with depictions of information technology professionals on one side and software vendors on the other and the challenges (described in written text) they each face in managing their software assets and product distribution, respectively.


                             [INSIDE GATEFOLD (2-PAGE)]


    A flow chart depicting the needs of information technology professionals and software vendors and how Intraware addresses these needs. Benefits of our products to these constituencies are also listed in text. On the right side aligned vertically are screen-shots of Intraware's several Web-site pages.


                                [BACK INSIDE COVER]


    Logos of software vendors on the right side and information technology professional and vendor testimonials for Intraware's services on the left side.



CUSTOMER AND VENDOR TESTIMONIALS



    "Intraware's services have saved us considerable time and effort. Tailored to the specific software we use, SUBSCRIBNET provides information to us, rather than us having to cull through each vendor's site and obtain it ourselves. COMPARISCOPE is used whenever we're making a "buy" decision based on our unique requirements. For instance, we were able to evaluate and select a Java Development Environment in a fraction of the time it would previously have taken us, because the evaluation criteria has already been defined within COMPARISCOPE. For Longs Drugs, this translates into a huge saving of staff time and expense."


--Dave Klinzman, Director of Enterprise Operations Services, Longs Drugs


    "The Intraware SUBSCRIBNET service is a software update and license management service that notifies us directly about updates specific to our environment. It takes the labor out of doing the research ourselves and provides information about the known incompatibilities and benefits of each update. In our experience, Intraware's services are a far better and faster method of keeping customers updated with current software revisions than traditional methods."


--Scott Langdoc, CIO, Raley's Inc.

    "The primary value to Starbucks is that the Intraware SUBSCRIBNET service provides us with instant updates on bug fixes and new releases. Intraware ensures we keep a constant pulse on software products, without us having to hunt for this information. I only wish more vendors would get on board with Intraware, so that we can have more software applications delivered this effectively."

--Michael Hall, Lead Application Architect, MIS Group, Starbucks Coffee Company


    "Netscape strongly benefits from the INTRAWARE.SHOP service by its ability to market the breadth of our server software products in an online environment. By capitalizing on the Intraware SUBSCRIBNET service, we have entrusted to Intraware the electronic software update delivery and maintenance of Netscape's entire product line to our customers worldwide. We recognize Intraware's expertise in delivering IT knowledge management content. As a result, Intraware's resource-rich knowledge content prominently resides in our Netcenter portal. Both companies have benefited from this relationship by cross-referencing qualified members of the IT community."



--James Barksdale, President and CEO, Netscape Communications Corporation



    "Selecting Intraware's distribution service as our electronic delivery vehicle was an important element of our program to reach the Linux and NT software developer community. In the past, we have distributed software to our developers using CD's. Now, Intraware provides us with an electronic distribution service that is a cost-effective and a highly efficient way to communicate and work closely with our developer community. Intraware's service enables developers to download the software and receive software updates proactively, eliminating the waiting period associated with physical media updates. Taking advantage of distribution and update technology from Intraware plays a key role in our ability to maintain strong relationships with our developer community."
--Diane Fraiman, Vice President of Marketing, Informix Corporation

                            ------------------------

                               TABLE OF CONTENTS


PROSPECTUS SUMMARY................     3
RISK FACTORS......................     6
USE OF PROCEEDS...................    15
DIVIDEND POLICY...................    15
CERTAIN INFORMATION...............    15
CAPITALIZATION....................    16
DILUTION..........................    17
SELECTED FINANCIAL DATA...........    18
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.......    19
BUSINESS..........................    28
MANAGEMENT........................    43
CERTAIN TRANSACTIONS..............    53
PRINCIPAL AND SELLING
  STOCKHOLDERS....................    54
DESCRIPTION OF CAPITAL STOCK......    57
SHARES ELIGIBLE FOR FUTURE SALE...    60
ADDITIONAL INFORMATION............    62
UNDERWRITING......................    63
NOTICE TO CANADIAN RESIDENTS......    65
LEGAL MATTERS.....................    66
EXPERTS...........................    66
INDEX TO FINANCIAL STATEMENTS.....   F-1


                            ------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

"INTRAWARE" is a service mark of Intraware, Inc. We have applied for federal registration of the marks "ASK JAMES," "COMPARISCOPE," "INTRAWARE.SHOP," "IT KNOWLEDGE CENTER," "RADARSCOPE," "SUBSCRIBNET," "SUBSCRIBNEWS," and "VIRTUALEXPRESS." All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

                            ------------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

    UNTIL             , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THE OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                                INTRAWARE, INC.


Intraware is a leading provider of Internet-based business software services targeted at information technology professionals and business software vendors. We act as an objective resource by helping our corporate customers evaluate and purchase business software which we then deliver electronically. Our technologies also allow our customers to electronically receive software upgrades and corrected versions of prior software releases. We believe our services enable our information technology customers to better evaluate, purchase, deploy and maintain their business software purchases. Our online services also allow business software vendors to effectively market, sell and distribute products to a targeted customer base of information technology professionals.



    Our core service offerings include INTRAWARE IT KNOWLEDGE CENTER, INTRAWARE.SHOP and INTRAWARE SUBSCRIBNET. INTRAWARE IT KNOWLEDGE CENTER is a dynamic Web site targeted at corporate information technology professionals. INTRAWARE IT KNOWLEDGE CENTER contains interactive information services and third party content that help information technology professionals research and evaluate business software products. INTRAWARE IT KNOWLEDGE CENTER also contains the INTRAWARE COMPARISCOPE and INTRAWARE RADARSCOPE services. INTRAWARE IT KNOWLEDGE CENTER is also available on the Computing & Internet Channel of Netscape's Netcenter portal. The INTRAWARE.SHOP service is both an online purchasing and delivery service for business software and a forum for software vendors to market and sell their products. INTRAWARE SUBSCRIBNET is an online service which enables information technology professionals to keep their software updated and manage their software licenses. We also offer our SUBSCRIBNET update and license management capabilities as an outsourcing solution to business software vendors. We have entered into an agreement with Netscape to provide the Intraware SUBSCRIBNET service to Netscape customers worldwide.



    Our strategic objective is to be the leading online intermediary resource for business software purchasers and vendors.


    We seek to attain our strategic objective by:



    - developing a broad based online information technology community consisting of corporate information technology professionals and software vendors,



    - expanding our current service offerings and introduce new service offerings,



    - leveraging our customer base and service functionality to capture software vendor outsourcing opportunities,



    - promoting our brands,



    - maintaining a focus on leading edge technology, and



    - expanding globally.



    We have a broad base of members and customers in the information technology departments of medium to large corporations. As of December 1998, we had over 60,000 registered members. In addition, Intraware's SUBSCRIBNEWS digest of news, information and opinions for the information technology professional community is e-mailed to over 35,000 subscribers on a weekly basis. Included among our 1,700 customers are the following companies: 3Com Corporation, AT&T Corporation, Boeing Corporation, Charles Schwab & Co., Inc., Daimler Chrysler AG Corporation, GTE Corporation, Knight Ridder, Inc., Lycos, Inc. and Reuters Group PLC. We have also established relationships with leading business software vendors, including primarily Netscape Communications Corporation, as well as Informix Corporation, RealNetworks, Inc., Infoseek Corporation, and NetDynamics, a wholly-owned subsidiary of Sun Microsystems, Inc.

                                INTRAWARE, INC.
                                  THE OFFERING


Common Stock offered........................  4,000,000 shares

Common Stock to be outstanding
  after this offering.......................  23,529,110 shares

Use of proceeds.............................  For general corporate purposes, principally working capital, capital expenditures,
                                                 potential acquisitions, geographic
                                                 expansion and additional sales and
                                                 marketing efforts.

Proposed Nasdaq National Market symbol......  ITRA


------------------------


This table is based on shares outstanding as of December 31, 1998. This table excludes:



    - 6,200,000 shares of common stock reserved for issuance under our 1996 Stock Option Plan as of December 31, 1998, of which 1,800,158 shares were subject to outstanding options at a weighted average price of $0.51 per share at December 31, 1998,



    - 150,000 shares of common stock available for issuance under our 1998 Director Stock Option Plan, which was approved by the board of directors on December 17, 1998 and recommended to the stockholders for adoption and



    - 600,000 shares available for issuance under our 1998 Employee Stock Purchase Plan, which was approved by the board of directors on December 17, 1998 and recommended to the stockholders for adoption.


                            ------------------------


EXCEPT AS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS IS BASED ON THE FOLLOWING FOUR ASSUMPTIONS:



    - A TWO-FOR-ONE FORWARD STOCK SPLIT OF THE COMMON STOCK IMMEDIATELY PRIOR TO THE EFFECTIVENESS OF THIS OFFERING,



    - THE CONVERSION OF EACH OUTSTANDING SHARE OF CONVERTIBLE PREFERRED STOCK INTO TWO SHARES OF COMMON STOCK IMMEDIATELY PRIOR TO THE CLOSING OF THIS OFFERING (BASED ON SHARES OUTSTANDING AS OF DECEMBER 31, 1998),



    - NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND



    - THE FILING, UPON THE APPROVAL OF OUR STOCKHOLDERS, OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                        AUGUST 14,                   NINE MONTHS ENDED
                                                                           1996
                                                                      (INCEPTION) TO   YEAR ENDED       NOVEMBER 30,
                                                                       FEBRUARY 28,   FEBRUARY 28,  --------------------
                                                                           1997           1998        1997       1998
                                                                      --------------  ------------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Total net revenues..................................................    $        6     $   10,387   $   5,331  $  24,556
Total cost of net revenues..........................................             5          8,348       4,346     19,891
Gross profit........................................................             1          2,039         985      4,665
Loss from operations................................................          (952)        (3,900)     (2,672)    (7,863)
Net loss............................................................          (944)        (3,982)     (2,715)    (7,840)
Net loss per share:
  Basic and diluted.................................................    $    (1.36)    $    (2.02)  $   (1.53) $   (2.25)
                                                                           -------    ------------  ---------  ---------
                                                                           -------    ------------  ---------  ---------
  Weighted average shares...........................................           694          1,972       1,776      3,492
                                                                           -------    ------------  ---------  ---------
                                                                           -------    ------------  ---------  ---------
Pro forma net loss per share:
  Basic and diluted (unaudited).....................................                   $    (0.51)             $   (0.53)
                                                                                      ------------             ---------
                                                                                      ------------             ---------
  Weighted average shares (unaudited)...............................                        7,763                 14,765
                                                                                      ------------             ---------
                                                                                      ------------             ---------


                                                                                             NOVEMBER 30, 1998
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                         ---------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................  $   5,413    $   56,493
Working capital........................................................................      3,379        54,459
Total assets...........................................................................     38,921        90,001
Lease obligations, long-term...........................................................        225           225
Total stockholders' equity.............................................................      5,061        56,141


--------------------------------------------------------------------------------


    See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.



    The as adjusted numbers are adjusted to give effect to receipt of the net proceeds from the sale of the 4,000,000 shares of common stock offered hereby by Intraware at an assumed public offering price of $14.00 per share after deducting the underwriting discount and estimated offering expenses payable by Intraware. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS


    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE BUYING SHARES IN THIS OFFERING.


WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES.


    We have not achieved profitability and expect to incur net losses in the foreseeable future. We incurred net losses of $944,000 for the period from August 14, 1996 (inception) through February 28, 1997, $4.0 million for the year ended February 28, 1998, and $7.8 million for the nine months ended November 30, 1998. As of November 30, 1998, we had an accumulated deficit of $12.8 million. Net losses have increased for each of our quarters since inception and we cannot assure you this trend will not continue. We expect to continue to increase our sales and marketing, product development and administrative expenses. As a result we will need to generate significant additional revenues to achieve and maintain profitability.



    We were founded in August 1996, and are an early stage company. We have a limited operating history that makes it difficult to forecast our future operating results. Although our revenues have grown in recent quarters, we cannot be certain that such growth will continue or that we will achieve sufficient revenues for profitability. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis. For more detailed information regarding our operating results and financial condition, please see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


WE ARE SUBSTANTIALLY DEPENDENT ON NETSCAPE COMMUNICATIONS CORPORATION.


    For the nine months ended November 30, 1998, we generated over 90% of our software product revenues from the sale of Netscape software, and 87% of our online service revenues from the outsourcing of Intraware SUBSCRIBNET services to Netscape. As a result, transactions with Netscape and the sale of Netscape products accounted for over 90% of our total net revenues in the nine months ended November 30, 1998. We will remain substantially dependent on such sales for the foreseeable future. We cannot assure you that Netscape will continue to sell its software through us.


    We provide online software update and license management services to Netscape customers through our SUBSCRIBNET service under a one-year agreement with Netscape entered into effective October 1, 1998. Netscape has the right, however, to terminate this agreement upon 90 days notice. We cannot assure you that Netscape will not terminate this agreement or that they will renew it on satisfactory terms at the end of the current one year term. Substantially all of our SUBSCRIBNET revenues to date have been generated through this Netscape contract, and our failure to renew this contract at the end of the one year term could have a material adverse effect on our SUBSCRIBNET revenues and on our business as a whole.


    Recently, Netscape entered into agreements to be acquired by America Online, Inc. and to strengthen its relationship with Sun Microsystems, Inc. We do not currently know whether this proposed acquisition, or Netscape's relationship with Sun Microsystems will have an adverse effect on our relationship with Netscape. If Netscape chose to offer its own electronic software delivery, tracking, maintenance or other services, which it is permitted to do under the current agreements, it would have a substantial and immediate adverse effect on our business, results of operations and financial condition.



MOST OF OUR REVENUE IS GENERATED BY A FEW CUSTOMERS.



    For the nine months ended November 30, 1998, sales to our top ten corporate and government information technology customers comprised approximately 50% of our total revenues. We believe that a substantial amount of revenue from software product sales in any given future period may come from a relatively small number of customers. If one or more major customers were to substantially cut back software purchases or stop using our products or services, our operating results would be materially adversely affected. We do not have long-term contractual relationships with any of these customers because our customers purchase software on a transaction by transaction basis. As a result, we cannot assure you that any of our customers who purchase software through us will purchase from us in future periods.


OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.


    We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. Our operating results have varied widely in the past, and we expect that they will continue to vary significantly from quarter to quarter due to a number of factors, including:


    - demand for our online services and the products of our software vendors;

    - the timing of sales of our online services and the products of our software vendors;

    - loss of strategic relationships with major software vendors;

    - the mix of our proprietary online services vs. software products sold;

    - delays in introducing our online services or our vendors' software products according to planned release schedules;

    - our ability to retain existing customers and attract new customers;

    - changes in our pricing policies or the pricing policies of our software vendors;


    - changes in the growth rate of Internet usage and acceptance by customers of electronic software delivery for large software purchases, particularly for international customers;


    - technical difficulties, system failures or Internet downtime;

    - the mix of domestic and international sales;

    - certain government regulations;


    - our ability to upgrade and develop our information technology systems and infrastructure;


    - costs related to acquisitions of technology or businesses; and

    - general economic conditions as well as those specific to the Internet and related industries.


    We have experienced declining gross margins on revenues derived from software product sales and anticipate that such declines may continue. In addition, as we broaden our sales and marketing efforts to support our recently introduced online services, such as SUBSCRIBNET and COMPARISCOPE, we may experience one or more quarters of reduced software product sales. Any shortfall in our revenues would directly adversely affect our operating income or loss, and these fluctuations could affect the market price of our common stock.



    We plan to significantly increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities, and fund greater levels of product development. Our operating expenses, which include sales and marketing, product development and general and administrative expenses, are based on our expectations of future revenues and are relatively fixed in the short term. If revenues fall below our expectations, we will not be able to quickly reduce our spending in response to such a shortfall, which would adversely affect our operating results.


OUR NEWLY INTRODUCED ONLINE SERVICES MAY NOT BE ABLE TO GENERATE ANTICIPATED
  REVENUES.


    We have only recently started selling a number of online services such as SUBSCRIBNET and COMPARISCOPE. We cannot assure you that these online services will result in additional customers and customer loyalty, significant additional revenues or improved operating margins in future periods. Additionally, we cannot assure you software vendors will continue to find it strategically or economically justifiable for us to deliver these services, particularly SUBSCRIBNET, to their customers.


    We had no significant online services revenues until the quarter ended November 30,

1998, and for the nine months ended November 30, 1998, revenues from these online services totaled only $1.5 million, which constituted 6.2% of our total revenues for that period. We do not expect these online services to constitute a significant portion of our total revenues in any given quarter until at least the second half of calendar 1999. This projection, however, is a forward-looking statement and our actual results could differ materially from those anticipated as a result of a number of factors, including demand for our online services and the competitive service offerings of others. These online services are not only important to improving our operating results but also to continuing to attract and retain both our software vendor and corporate information technology professional customers, and in differentiating our online service offerings from those of our competitors.


OUR INDUSTRY IS HIGHLY COMPETITIVE.


    The market for selling software products and related online services is highly competitive. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Our current competitors include a number of companies offering one or more solutions for the evaluation, purchase, deployment and maintenance of business software. In addition, because these are relatively low barriers to entry in the software and Internet services markets, we expect additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. We have recently experienced and expect to continue to experience price competition on our software sales, particularly on large sale transactions. We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures faced by us will not materially adversely affect our business, financial condition and results of operations.


    Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, better name recognition, and a larger installed base of customers than we do. Many of our competitors may also have well-established relationships with our existing and prospective customers.


    Our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that the competition will increase as a result of software industry consolidations.



WE ARE DEPENDENT ON MARKET ACCEPTANCE OF ELECTRONIC SOFTWARE DELIVERY.



    Our success will depend, in large part, on acceptance by information technology professionals of electronic software delivery as a method of buying business software. Electronic software delivery is a relatively new method of selling software products and the growth and market acceptance of electronic software delivery is highly uncertain and subject to a number of factors. These factors include:


    - the potential for state and local authorities to levy taxes on Internet transactions;

    - the availability of sufficient network bandwidth to enable purchasers to rapidly download software;


    - the number of software packages that are available for purchase through electronic software delivery as compared to those available through traditional delivery methods;


    - the level of customer confidence in the process of downloading software;
      and

    - the relative ease of such a process and concerns about transaction security.


    If electronic software delivery does not achieve widespread market acceptance, our business will be adversely affected. Even if electronic software delivery achieves widespread acceptance, we cannot be sure that we will overcome the substantial existing and future technical challenges associated with electronically delivering software reliably and consistently on a long-term basis. Furthermore, the proliferation of software viruses poses a risk to our industry. Any well-publicized transmission of a computer virus by us or another company using electronic software delivery could deter information technology professionals from utilizing electronic software delivery technology and our business could be adversely affected.



WE ARE DEPENDENT ON ADOPTION OF THE INTERNET AS A METHOD OF CONDUCTING BUSINESS.



    The widespread acceptance and adoption of the Internet by traditional businesses for conducting business and exchanging information is likely only in the event that the Internet provides these businesses with greater efficiencies and improvements. The failure of the Internet to continue to develop as a commercial or business medium would adversely affect our business.



WE ARE DEPENDENT ON CONTINUED EXPANSION OF THE INTERNET INFRASTRUCTURE.



    The recent growth in Internet traffic has caused frequent periods of decreased performance, requiring Internet service providers and users of the Internet to upgrade their infrastructures. If Web usage continues to grow rapidly, the Internet infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline. If these outages or delays on the Internet occur frequently, overall Web usage, as well as usage of our Web site in particular, could grow more slowly or decline. Our ability to increase the speed and scope of our services to customers is ultimately limited by and dependent upon the speed and reliability of both the Internet and our customers' internal networks. Consequently, the emergence and growth of the market for our services is dependent on improvements being made to the entire Internet as well as to our individual customers' networking infrastructures to alleviate overloading and congestion.


INCREASED SECURITY RISKS OF ONLINE COMMERCE MAY DETER FUTURE USE OF OUR
  SERVICES.


    Concerns over the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of the Internet and other online services generally, and online commerce in particular. For these reasons, our failure to prevent security breaches could significantly harm our business and results of operations. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we use to protect our customers' transaction data or our software vendors' products. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of security could deter people from using the Web or from using it to conduct transactions that involve transmitting confidential information or downloading sensitive materials.



WE NEED TO MANAGE OUR GROWTH.


    Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased, and plan to continue to increase, the scope of our operations domestically and internationally. As a result, our headcount has grown and will continue to grow substantially. At November 30, 1997, we had a total of 53 employees and at November 30, 1998, we had a total of 126 employees. In particular, we will need to expand our technology infrastructure, which will include making certain key employee hires in product development. These hires historically have been difficult.


WE NEED TO EXPAND OUR TECHNOLOGY RESOURCES.



    Our growth has placed, and our anticipated future growth will continue to place a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. Furthermore, we expect that we will be required to manage multiple relationships with various software vendors, customers and other third parties. We cannot assure you that we will be able to adequately expand our technology resources to support our anticipated growth.



WE MAY NOT BE ABLE TO HIRE AND RETAIN SUFFICIENT SALES, MARKETING AND SUPPORT
  PERSONNEL.



    If we fail to hire and retain sufficient numbers of sales, marketing and support personnel, our business and results of operations would be adversely affected. We need to substantially expand our sales operations and marketing efforts, both domestically and internationally, in order to increase market awareness and sales of the products and services we offer. These products and services require a sophisticated sales effort targeted at several people within the information technology departments of our prospective customers. We have recently expanded our direct sales force and plan to hire additional sales personnel. Competition for qualified sales and marketing personnel is intense, and we might not be able to hire and retain sufficient numbers of qualified sales and marketing personnel.


    We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Internet. We cannot assure you that we will be able to hire and retain sufficient numbers of qualified customer service and support personnel.

WE ARE DEPENDENT ON CERTAIN KEY PERSONNEL.


    Our future success depends upon the continued service of our executive officers and other key technology, sales, marketing and support personnel and none of our officers or key employees is bound by an employment agreement for any specific term. If we lost the services of one or more of our key employees, or if one or more of our executive officers or employees decided to join a competitor or otherwise compete directly or indirectly with us, this could have a material adverse effect on our business. In particular, the services of Peter Jackson, Chief Executive Officer, and Paul Martinelli, Chief Technology Officer, would be difficult to replace.


OUR PLANNED INTERNATIONAL OPERATIONS FACE SPECIAL RISKS.


    We may not be able to successfully market, sell, deliver and support our services and our vendors' software products internationally. If we are unable to expand our international operations successfully and in a timely manner, our business and operating results could be adversely affected. Our international expansion will require significant management attention and financial resources.



    To date, we have not received substantial revenues from sales to international customers. We intend to expand the scope of sales to international customers in future periods. In calendar 1999, we intend to open international offices and hire international sales personnel, including the establishment of at least one European office. We have only limited experience in marketing, selling and supporting our services and our vendors' software products overseas. Additionally, we do not have any experience in developing foreign language versions of our services. Such development may be more difficult or take longer than we anticipate especially due to localization problems, such as language barriers or currency exchange, and the fact that the Internet infrastructure in such foreign countries may be less advanced than the domestic Internet infrastructure and may result in longer response time and less accurate or consistent electronic software delivery.



    In addition, our contracts with Netscape currently do not allow us to market or sell Netscape products, other than pursuant to our SUBSCRIBNET service, in Europe. Revenues from

European customers may not be able to grow as planned unless we can obtain the rights to market Netscape products in Europe.


OUR ACQUISITION STRATEGY INVOLVES RISKS.


    We currently intend to make investments in complementary companies, services and technologies. If we acquire a company, we could face difficulties in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. Acquisitions of additional services or technologies also involve risks of incompatibility and the need for integration into our existing services and marketing, sales and support efforts. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, if we finance the acquisitions by incurring debt or issuing equity securities, this could dilute our existing stockholders. Any amortization of goodwill or other assets, or other charges resulting from the costs of such acquisitions, could adversely affect our operating results.


WE MAY BE EXPOSED TO RISKS OF INTELLECTUAL PROPERTY INFRINGEMENT.


    Our services operate in part by making software products and other content available to our customers. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with vendors. These claims could be made for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of these materials. Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. There can be no assurance that our services do not infringe on the intellectual property rights of third parties.



    In addition, we may be involved in litigation involving the software of third party vendors that we electronically distribute. Any claims could result in costly litigation and be time-consuming to defend, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could adversely affect our business. Although we carry general liability insurance, our insurance may not cover all potential claims or may not be adequate to protect us from all liability that may be imposed.



    Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of copyright, trade secret and trademark law. We have no patents issued or applied for to date on our technology. We are aware that certain other companies are using or may have plans to use the name "Intraware" as a company name or as a trademark or servicemark. While we have received no notice of any claims of trademark infringement, we cannot assure you that certain of these companies may not claim superior rights to "Intraware" or to other marks we use. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our services or technology and we cannot be certain that the steps we have taken will prevent misappropriation of our technology.


WE MAY BE EXPOSED TO THE YEAR 2000 COMPLIANCE RISKS.

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded to comply with such year 2000 requirements.

    Our online services, including IT KNOWLEDGE CENTER, COMPARISCOPE, INTRAWARE.SHOP, VIRTUALEXPRESS, SUBSCRIBNET and their associated and supporting tools, Web sites, and infrastructure were designed and developed to be year 2000 compliant. Our internal systems, including those used to deliver our services, utilize third-party hardware and software. We have contacted these infrastructure products' vendors in order to gauge their year 2000 compliance. Based on our vendors' representations, we believe that the third-party hardware and software we use is year 2000 compliant.



    We cannot assure you that we will not experience unanticipated negative consequences, including material costs caused by undetected errors or defects in the technology used in our internal systems. If, in the future, it comes to our attention that certain of our services need modification, or certain of our third-party hardware and software is not year 2000 compliant, then we will seek to make modifications to our services and systems on a timely basis. We do not believe that the cost of such modifications will have a material effect on our operating results. We cannot assure you, however, that we will be able to modify such products, services and systems in a timely and successful manner to comply with the year 2000 requirements, which could have a material adverse effect on our operating results.



    Further, while we typically receive warranties and indemnities from our software vendors with respect to year 2000 compliance of the software products we resell, we have not independently verified the year 2000 compliance of these products. If such software products nevertheless require modification to be year 2000 compliant, demand for them could decline precipitously if such modifications are not timely made by the software vendors. This, in turn, could adversely affect our business and results of operations. In addition, if software products we resell are not year 2000 compliant and are installed at customer sites, we cannot assure you that the indemnities we receive from our vendors would protect us from customer claims. Any such claims could divert significant management, financial and other resources and our commercial insurance coverages may not be adequate to cover such claims.



    We have no contingency plan to address the effect of year 2000 noncompliance of software products we resell. In the normal course of our business we seek to identify additional software products that are year 2000 compliant and to enter into arrangements to resell these products. We cannot assure you that these efforts will timely address any revenue shortfalls that could result from software products of one or more of our software vendors being noncompliant.


    Year 2000 compliance issues also could cause a significant number of companies, including our current customers, to reevaluate their current system needs and, as a result, consider switching to other systems and suppliers. Any of the foregoing could result in a material adverse effect on our business, operating results and financial condition. Additionally, during the next twelve months there is likely to be an increased customer focus on addressing year 2000 compliance issues, creating the risk that customers may reallocate capital expenditures to fix year 2000 problems of existing systems. Although we have not experienced the effects of such a trend to date, if customers defer purchases of business software and related services because of such a reallocation, it would adversely affect our operating results.

OUR MARKET MAY UNDERGO RAPID TECHNOLOGICAL CHANGE.


    Our market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services. We could also incur substantial costs to modify our services or infrastructure in order to adapt to these changes. Our business could be adversely affected if we incur significant costs without adequate results, or find ourselves unable to adapt rapidly to these changes.

WE DO NOT HAVE A DISASTER RECOVERY PLAN OR BACK UP SYSTEMS.



    We currently do not have a disaster recovery plan in effect and do not have fully redundant systems for our service at an alternate site. Our operations depend upon our ability to maintain and protect our computer systems, all of which are located in our principal headquarters in Orinda, California and at an offsite location managed by a third party in Santa Clara, California. Orinda and Santa Clara exist on or near known earthquake fault zones. Although the outside facility, which hosts our primary Web and database servers, is designed to be fault tolerant, the system is vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, and similar events. The occurrence of such an event could have a material adverse effect on our business. Although we maintain insurance against fires, floods, earthquakes and general business interruptions, there can be no assurance that the amount of coverage will be adequate in any particular case.



ADDITIONAL GOVERNMENT REGULATIONS MAY INCREASE OUR COSTS OF DOING BUSINESS.



    Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights and taxation. The European Union has enacted its own data protection and privacy directive, which required all 15 European Union Member States to implement laws relating to the processing and transmission of personal data by October 25, 1998. We must comply with these new regulations in both Europe and the United States, as well as any other regulations adopted by other countries where we may do business.


    The law governing Internet transactions, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

THE ADOPTION OF THE EURO PRESENTS UNCERTAINTIES FOR OUR COMPANY.


    On January 1, 1999, the new "Euro" currency was introduced in 11 of the Member States of the European Monetary Union. It is expected that some other European countries will also adopt the Euro at a later date. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally.



    We are currently assessing the effect the introduction of the Euro will have on our internal accounting systems and the sales of our software vendors' products and our services. We are not aware of any material operational issues or costs associated with preparing our internal systems for the Euro. However, we do utilize third party vendor equipment and software products that may or may not be European Monetary Union compliant. Although we are currently taking steps to address the impact, if any, of European Monetary Union compliance for such third party products, the failure of any critical components to operate properly following the introduction of the Euro may have an adverse effect on the business or results of operations of our Company, and require us to incur expenses to remedy such problems.


WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS.


    The majority of the net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes. Our management can spend most of the proceeds from this offering in ways with which the stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "Use of Proceeds."

OUR SECURITIES HAVE NO PRIOR MARKET.


    Before this offering, there has not been a public market for our common stock. The initial public offering price will be determined by negotiations between Intraware and the representatives of the underwriters and the trading market price of our common stock may decline below the initial public offering price. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. In addition, an active public market for Intraware common stock may not develop or be sustained after this offering.


FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.


    After this offering, we will have outstanding 23,529,110 shares of common stock. The remaining 19,529,110 shares of common stock outstanding after this offering will be available for sale (assuming the effectiveness of certain lock-up arrangements with the Underwriters under which the stockholders have agreed not to sell or otherwise dispose of their shares of common stock) in the public market as follows:



NUMBER OF SHARES   DATE OF AVAILABILITY FOR SALE
-----------------  -----------------------------------
               0   January 29, 1999 (date of this
                   prospectus)
               0   April 29, 1999 (90 days after the
                   date of this prospectus)
      19,529,110   July 28, 1999 (180 days after the
                   date of this prospectus) at various
                   times thereafter upon the
                   expiration of one-year holding
                   periods



    If our stockholders sell substantial amounts of common stock (including shares issued upon the exercise of outstanding options) in the public market, the market price of our common stock could fall. See "Shares Eligible for Future Sale" and "Underwriting."



YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS.



    You should not rely on forward-looking statements in this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of certain electronic-commerce, electronic software delivery, software and related service markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below and elsewhere in this prospectus.

                                USE OF PROCEEDS


    The net proceeds to us from the sale of the 4,000,000 shares of common stock offered by us are estimated to be $51,080,000 at an assumed public offering price of $14.00 per share, after deducting the underwriting discount and estimated offering expenses (assuming no exercise of the underwriters' over-allotment option to purchase 350,000 shares from us and 250,000 shares from certain of our stockholders).



    We expect to use approximately $15 million of such proceeds for capital expenditures and the majority of the net proceeds for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses, however, we currently have no commitments or agreements and are not involved in any negotiations to do so. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities. We will not receive any proceeds from the sale of the shares, if any, to be sold by the selling stockholders pursuant to the exercise of the underwriters' over-allotment option. See "Principal and Selling Stockholders."


                                DIVIDEND POLICY

    We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our existing bank line of credit prohibits the payment of dividends.

                              CERTAIN INFORMATION

    Our principal executive offices are located at 25 Orinda Way, Orinda, California 94563 and our telephone number is (925) 253-4500. Our Web site is located at http//www.intraware.com. Information contained on our Web site does not constitute part of this prospectus.

    Our logo and certain titles and logos of our publications and products mentioned in this prospectus are our service marks or trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                 CAPITALIZATION


    The following table sets forth the following information:


    - the actual capitalization of Intraware as of November 30, 1998,


    - the pro forma capitalization of Intraware after giving effect to the conversion of all outstanding shares of convertible preferred stock into 12,045,628 shares of common stock and



    - the pro forma as adjusted capitalization to give effect to the sale of 4,000,000 shares of common stock at an assumed initial public offering price of $14.00 per share in this offering less underwriting discounts and commissions Intraware expects to pay in connection with this offering and estimated offering expenses payable by Intraware.



                                                                                       NOVEMBER 30, 1998
                                                                              ------------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ----------  -----------  -----------
                                                                                (IN THOUSANDS, EXCEPT SHARE AND
                                                                                        PER SHARE DATA)
Lease obligations, long-term portion........................................  $      225   $     225    $     225
Stockholders' equity:
Convertible preferred stock; issuable in series, $0.0001 par value,
  8,000,000 shares authorized, 6,022,814 shares issued and outstanding, actual; 10,000,000 shares authorized, pro forma and as adjusted, none
  issued and outstanding....................................................           1      --           --
Common Stock, $0.0001 par value; 40,000,000 shares authorized; 6,929,550 shares issued and outstanding, actual; 250,000,000 shares authorized pro forma and as adjusted, 18,975,178 shares issued and outstanding, pro
  forma; 22,975,178 shares issued and outstanding, as adjusted..............           1           2            2
Additional paid-in capital..................................................      19,858      19,858       70,938
Unearned compensation.......................................................      (2,033)     (2,033)      (2,033)
Accumulated deficit.........................................................     (12,766)    (12,766)     (12,766)
                                                                              ----------  -----------  -----------
Total stockholders' equity..................................................       5,061       5,061       56,141
                                                                              ----------  -----------  -----------
Total capitalization........................................................  $    5,286   $   5,286    $  56,366
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------



    This table excludes the following shares:



    - 6,950,000 shares of common stock reserved for issuance under Intraware's stock option, director stock option and employee stock purchase plans as of December 18, 1998,


    - 2,017,050 shares subject to outstanding options as of November 30, 1998, and


    - 129,056 shares of common stock issuable upon exercise of outstanding warrants. See "Management--Incentive Stock Plans," "Description of Capital Stock" and Notes 5 and 11 of Notes to Financial Statements.

                                    DILUTION


    The pro forma net tangible book value of our common stock on November 30, 1998 was $5,061,000, or approximately $0.27 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 4,000,000 shares of common stock offered by this prospectus and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value would have been $56,141,000, or approximately $2.44 per share. This represents an immediate increase in net tangible book value of $2.17 per share to existing stockholders and an immediate dilution in net tangible book value of $11.56 per share to new investors.



Assumed public offering price per share......................................             $   14.00
  Pro forma net tangible book value per share as of November 30, 1998........  $    0.27
  Increase per share attributable to new investors...........................  $    2.17
                                                                               ---------
Pro forma net tangible book value per share after the offering...............             $    2.44
                                                                                          ---------
Dilution in pro forma net tangible book value per share to new investors.....             $   11.56
                                                                                          ---------
                                                                                          ---------



    This table excludes all options and warrants that will remain outstanding upon completion of this offering. See Notes 7 and 9 to Notes to Financial Statements. The exercise of outstanding options and warrants having an exercise price less than the offering price would increase the dilutive effect to new investors.



    The following table sets forth, as of November 30, 1998, the differences between the number of shares of common stock purchased from us, the total price and average price per share paid by existing stockholders and by the new investors, before deducting expenses payable by us, assuming a public offering
price of $     per share.



                                                   SHARES PURCHASED          TOTAL CONSIDERATION
                                               -------------------------  --------------------------  AVERAGE PRICE
                                                  NUMBER     PERCENTAGE      AMOUNT      PERCENTAGE     PER SHARE
                                               ------------  -----------  -------------  -----------  -------------
Existing stockholders(1).....................    18,975,178        82.6%  $  19,860,000        26.2%    $    1.05
New investors................................     4,000,000        17.4      56,000,000        73.8         14.00
                                               ------------       -----   -------------       -----
    Total....................................    22,975,178       100.0%  $  75,860,000       100.0%
                                               ------------       -----   -------------       -----
                                               ------------       -----   -------------       -----



    If the Underwriters over-allotment option is exercised in full, the following will occur:



    - the number of shares of common stock held by existing stockholders will decrease to 18,725,178 or approximately 80.3% of the total number of shares of common stock outstanding and



    - the number of shares held by new public investors will be increased to 4,600,000 or approximately 19.7% of the total number of shares of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA


    The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and are qualified by reference to the Financial Statements and Notes thereto and appearing elsewhere in this prospectus. The statement of operations data set forth below for the period from August 14, 1996 (inception) to February 28, 1997, the year ended February 28, 1998 and the nine months ended November 30, 1998 and the balance sheet data at February 28, 1997, February 28, 1998 and November 30, 1997 and 1998 are derived from, and are qualified by reference to, the audited financial statements of Intraware included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period.



                                                                                                NINE MONTHS ENDED
                                                              AUGUST 14, 1996     YEAR ENDED       NOVEMBER 30,
                                                            (INCEPTION) THROUGH  FEBRUARY 28,  --------------------
                                                             FEBRUARY 28, 1997       1998        1997       1998
                                                            -------------------  ------------  ---------  ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net Revenues:
  Software product sales..................................       $       6        $   10,383   $   5,331  $  23,027
  Online services.........................................          --                     4      --          1,529
                                                                    ------       ------------  ---------  ---------
    Total net revenues....................................               6            10,387       5,331     24,556
                                                                    ------       ------------  ---------  ---------
Cost of net revenues:
  Software product sales..................................               5             8,348       4,346     19,421
  Online services.........................................          --                --          --            470
                                                                    ------       ------------  ---------  ---------
    Total cost of net revenues............................               5             8,348       4,346     19,891
                                                                    ------       ------------  ---------  ---------
Gross profit..............................................               1             2,039         985      4,665
                                                                    ------       ------------  ---------  ---------
Operating expenses
  Sales and marketing.....................................             233             3,496       2,037      8,738
  Product development.....................................             253               951         604      1,298
  General and administrative..............................             467             1,492       1,016      2,492
                                                                    ------       ------------  ---------  ---------
    Total operating expenses..............................             953             5,939       3,657     12,528
                                                                    ------       ------------  ---------  ---------
Loss from operations......................................            (952)           (3,900)     (2,672)    (7,863)
Interest expense..........................................             (12)             (103)        (52)      (154)
Interest and other income, net............................              20                21           9        177
                                                                    ------       ------------  ---------  ---------
Net loss..................................................       $    (944)       $   (3,982)  $  (2,715) $  (7,840)
                                                                    ------       ------------  ---------  ---------
                                                                    ------       ------------  ---------  ---------
Basic and diluted net loss per share......................       $   (1.36)       $    (2.02)  $   (1.53) $   (2.25)
                                                                    ------       ------------  ---------  ---------
                                                                    ------       ------------  ---------  ---------
Weighted average shares...................................             694             1,972       1,776      3,492
                                                                    ------       ------------  ---------  ---------
                                                                    ------       ------------  ---------  ---------


                                                                                     FEBRUARY 28,
                                                                                 --------------------  NOVEMBER 30,
                                                                                   1997       1998         1998
                                                                                 ---------  ---------  ------------
                                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................................................  $     303  $     612   $    5,413
Working capital (deficit)......................................................         86       (220)       3,379
Total assets...................................................................      1,026     15,384       38,921
Lease obligations, long-term...................................................        189        105          225
Total stockholders' equity.....................................................        582        770        5,061

------------------------


- With respect to the calculation of net loss per share and weighted average shares, Note 1 of Notes to Financial Statements provide an explanation of the determination of the weighted average shares used to compute net loss per share.



- With respect to the calculation of the weighted average shares, all share information has been adjusted to reflect a forward two-for-one stock split of common stock effective upon consummation of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THE ACCURACY OF WHICH INVOLVES RISKS AND UNCERTAINTIES. WE USE WORDS SUCH AS "ANTICIPATES," "BELIEVES," "PLANS," "EXPECTS," "FUTURE" AND "INTENDS" AND SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS. THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS ATTRIBUTED TO CERTAIN THIRD PARTIES RELATING TO THEIR ESTIMATES REGARDING THE GROWTH OF CERTAIN ELECTRONIC-COMMERCE, ELECTRONIC SOFTWARE DELIVERY, SOFTWARE AND RELATED SERVICE MARKETS AND SPENDING. PROSPECTIVE INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH APPLY ONLY AS OF THE DATE OF THIS PROSPECTUS. INTRAWARE'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS FOR MANY REASONS, INCLUDING THE RISKS FACED BY INTRAWARE DESCRIBED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW


    Intraware is a leading provider of online business-to-business software services, and acts as an objective intermediary to address the needs of both purchasers and vendors of business software. Intraware was incorporated in August 1996, and, from inception until February 1997, Intraware's operations consisted primarily of various start-up activities, including development of technologies central to its business, recruiting personnel and raising capital. In February 1997, Intraware began providing online software distribution services, later branded as INTRAWARE.SHOP, and began providing online software update and license management services through its SUBSCRIBNET service. In April 1998, Intraware introduced the COMPARISCOPE service to provide information technology professionals with comprehensive, objective online analysis of various types of software. In September 1998, Intraware added IT KNOWLEDGE CENTER to its online service offerings, providing corporate information technology professionals with proprietary content, aggregated technical information and related resources. Intraware incurred net losses of $944,000, $4.0 million and $7.8 million in the period from August 1996 (inception) through February 28, 1997, the year ended February 28, 1998 and the nine months ended November 30, 1998, respectively. Intraware expects to incur net losses for the foreseeable future.



    Intraware generates revenues from sales of third-party software vendors' products through INTRAWARE.SHOP, and from sales of its online services SUBSCRIBNET and COMPARISCOPE. Historically, Intraware has derived the substantial majority of its revenue from software product sales and did not recognize material online service revenues until the quarter ended November 30, 1998. Intraware first recognized revenues from software product sales in February 1997, and software product sales revenues constituted 100%, 100% and 94% of Intraware's total net revenues for the period from inception through February 28, 1997, the year ended February 28, 1998 and the nine months ended November 30, 1998, respectively. Intraware expects that software product sales will continue to represent the substantial majority of its total net revenues for the foreseeable future.



    Intraware generates software product revenues from the sale of third party software and related maintenance products. Of these revenues, sales of software licenses are recognized when there is evidence of an arrangement for a fixed and determinable fee that is probable of collection and the software is available for customer download through INTRAWARE.SHOP. Related maintenance revenues are recognized ratably over the terms of the underlying service contract. Online services revenues are derived primarily from delivery of SUBSCRIBNET, and other fee-based information services. Online services revenues are recognized ratably over the term of the underlying service contracts. See Note 1 of Notes to Financial Statements.



    During the nine month period ended November 30, 1998, Intraware generated over 90% of its software product revenues from the sale of Netscape software products. While Intraware expects that net revenues derived from the sale of Netscape products will decrease as a percentage of total revenues in future periods, Intraware believes that it will remain substantially dependent on such sales for the foreseeable future. Intraware has no assurance that Netscape will continue to sell software products through Intraware. If Netscape were to discontinue selling its software through Intraware, there would be a material adverse effect on Intraware's software product revenues and other operating results, its financial condition, and its business. Recently, Netscape entered into an agreement to be acquired by America Online, Inc. and there can be no assurance that this proposed transaction will not have an adverse effect on Intraware's relationship with Netscape.



    Intraware first generated significant revenues from sales of its online services in the quarter ended November 30, 1998. For the nine months ended November 30, 1998, Intraware generated 87% of its online service revenues from the sale of SUBSCRIBNET services to Netscape. Under a one-year agreement with Netscape effective on October 1, 1998, Intraware provides online software update and license management services to Netscape customers through Intraware's SUBSCRIBNET service. Netscape has the right, however, to terminate this agreement upon 90 days notice. Accordingly, Intraware has no assurance that Netscape will not terminate this agreement or, at the end of the current term, renew the agreement on satisfactory terms. To date, substantially all of Intraware's SUBSCRIBNET revenues have been generated through this Netscape agreement, and if Intraware were not able to renew the agreement on satisfactory terms, there could be a material adverse effect on Intraware's online service revenues and upon Intraware's business.



    Intraware's limited operating history makes it difficult to forecast its future operating results. Although Intraware's net revenues have grown in recent quarters, Intraware's cannot be certain that its net revenues will increase at a rate sufficient to achieve and maintain profitability. Even if Intraware were to achieve profitability in any period, Intraware cannot be certain that it would sustain or increase profitability on a quarterly or annual basis.


RESULTS OF OPERATIONS

NINE MONTHS ENDED NOVEMBER 30, 1997 AND 1998

    NET REVENUES


    Net revenues increased from $5.3 million for the nine months ended November 30, 1997 to $24.6 million for the nine months ended November 30, 1998. This increase was primarily due to an increase in sales of third-party software products. In addition, during the nine months ended November 30, 1998, Intraware recognized $1.5 million in initial sales of its online services. Approximately $1.3 million of these initial online service revenues was attributable to Intraware's agreement with Netscape to provide SUBSCRIBNET services.


    COST OF NET REVENUES


    Cost of net revenues consists primarily of the cost of third-party software and maintenance products sold, costs for content development and acquisition, and Internet connectivity and allocated overhead charges. Intraware purchases software products at a discount to the software vendors' established list prices pursuant to standard reseller terms. Total cost of net revenues increased from $4.3 million for the nine months ended November 30, 1997 to $19.9 million for the nine months ended November 30, 1998. This increase in total cost of net revenues was primarily attributable to increases in the volume of third-party software and maintenance products sold by Intraware.



    Intraware's gross margin increased from 18.5% for the nine months ended November 30, 1997 to 19.0% for the nine months ended November 30, 1998. The increased margins on Intraware's software product sales due to increased competitive pricing pressures, particularly on large sale transactions, were more than offset by the effects of an increase in online service revenues having substantially higher gross margins. Gross margins on software product sales decreased from 18.5% for the nine months ended November 30, 1997 to 15.7% for the nine months ended November 30, 1998. Intraware anticipates that it will continue to experience declining gross margins on software product sales. Gross margins on Intraware's online service revenues were 69.3% for the nine months ended November 30, 1998.

    SALES AND MARKETING EXPENSES


    Sales and marketing expenses consist primarily of employee salaries, benefits and commissions, advertising, promotional materials and trade show exhibit expenses. Sales and marketing expenses increased from $2.0 million for the nine months ended November 30, 1997 to $8.7 million for the nine months ended November 30, 1998. This increase was primarily attributable to an overall increase in the scope of Intraware's marketing and branding efforts. Additionally, during the 1998 nine month period, Intraware increased the number of internal and external sales personnel, which in turn increased salaries and related expenses. The number of employees engaged in sales and marketing increased from 27 at November 30, 1997 to 71 at November 30, 1998. Management expects that the dollar amount of sales and marketing expenses will continue to increase due to the planned growth of its sales force, including the establishment of sales offices in additional domestic and international locations, and from expected additional increases in advertising and promotional activities.



    In September 1998, Intraware entered into an agreement with Netscape in which Intraware's IT KNOWLEDGE CENTER is featured on the Netcenter Computer and Internet Channel. Under the agreement, Intraware receives advertising banner space and text links across the Netcenter site. Advertising and marketing expenses in connection with this agreement totaled $1.7 million for the nine months ended November 30, 1998. The advertising fee paid to Netscape by Intraware under this agreement is being expensed based on the actual number of impressions delivered in a given period. In addition, the fees paid by Intraware to be featured on the Netcenter site are being amortized over the one year term of the agreement. See Note 2 of Notes to Financial Statements.


    PRODUCT DEVELOPMENT EXPENSES


    Product development expenses consist primarily of personnel and related costs associated with Intraware's development and technical support efforts. Product development expenses increased from $604,000 for the nine months ended November 30, 1997 to $1.3 million for the nine months ended November 30, 1998. The increase was primarily due to an increase in the number of product development personnel employed to support expansion of Intraware's SUBSCRIBNET online service and its other online service offerings. The number of employees engaged in product development increased from 11 at November 30, 1997 to 23 at November 30, 1998. Intraware believes significant investment in product development is essential to its future success and expects that the dollar amount of product development expenses will increase in future periods.


    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses consist primarily of employee salaries and related expenses for executive, administrative and accounting personnel, facility costs, operations, recruiting fees, insurance costs and professional fees. General and administrative expenses increased from $1.0 million for the nine months ended November 30, 1997 to $2.5 million for the nine months ended November 30, 1998. This increase was primarily attributable to overall business growth and to increased salary and related expenses in accounting, operations and administration. The number of employees engaged in general and administrative functions increased from 13 at November 30, 1997 to 26 at November 30, 1998. Management expects general and administrative expenses to increase in dollar amount in future periods.

    INTEREST EXPENSE

    Interest expense relates to borrowings under a bank line of credit arrangement and from obligations under capital leases. The changes in interest expense in each period result from changes in the outstanding principal obligations during each period.

    INTEREST AND OTHER INCOME, NET

    Interest and other income, net consists primarily of interest earned on cash and cash equivalents offset by miscellaneous non-operating expenses. The changes in other income, net in each period result primarily from changes in the amount and mix of interest-bearing investments outstanding during each period.

    INCOME TAXES


    From inception through November 30, 1998, Intraware incurred net losses for federal and state tax purposes and has not recognized any tax provision or benefit. As of November 30, 1998, Intraware had approximately $11.7 million of federal and $11.5 million of state net operating loss carryforwards to offset future taxable income which expire in varying amounts beginning in 2012 and 2005, respectively. Given Intraware's limited operating history, losses incurred to date and the difficulty in accurately forecasting Intraware's future results, management does not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Accordingly, a 100% valuation allowance has been recorded. Furthermore, as a result of changes in Intraware's equity ownership from Intraware's convertible preferred stock financings and this offering, utilization of the net operating losses and tax credits is subject to substantial annual limitations. This is due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. See Note 4 of Notes to Financial Statements.


    STOCK-BASED COMPENSATION


    In the year ended February 28, 1998 and the nine months ended November 30, 1998, Intraware recorded aggregate unearned compensation totaling $2.3 million in connection with certain stock option grants. In addition, subsequent to November 30, 1998, Intraware recorded additional unearned compensation totaling $865,000 for employee stock options granted on December 2, 1998. The unearned compensation is being amortized over the four-year vesting period of the related options and is being allocated among the operating expense categories based upon the primary activity of the related employee. During the nine months ended November 30, 1998, amortization of unearned compensation totaled $264,000, and was allocated in the amounts of $132,000 to sales and marketing, $66,000 to product development, and $66,000 to general and administrative expenses. Amortization of unearned compensation was considered immaterial in the year ended February 28, 1998. See Note 9 of Notes to Financial Statements.


    THE PERIOD FROM AUGUST 14, 1996 (INCEPTION) THROUGH FEBRUARY 28, 1997 AND THE YEAR ENDED FEBRUARY 28, 1998

    NET REVENUES


    Total net revenues increased from $6,000 for the period from inception through February 28, 1997 to $10.4 million for the year ended February 28, 1998. This increase resulted primarily from the sale of third-party software products upon Intraware's launch of its electronic software delivery service in February 1997. Software sales increased from $6,000 for the period from inception through February 28, 1997 to $10.4 million for the year ended February 28, 1998.


    COST OF NET REVENUES


    Cost of net revenues increased from $5,000 for the period from August 14, 1996 (inception) through February 28, 1997 to $8.3 million for the year ended February 28, 1998. This increase reflected the increased software product sales of Intraware.


    SALES AND MARKETING EXPENSES

    Sales and marketing expenses increased from $233,000 for the period from August 14, 1996 through February 28, 1997 to $3.5 million for the year ended February 28, 1998. This increase was primarily due to an increase in the number of sales and marketing personnel employed and to expenses incurred in connection with attending trade shows following the launch of INTRAWARE.SHOP.

    PRODUCT DEVELOPMENT EXPENSES


    Product development expenses increased from $253,000 for the period from August 14, 1996 through February 28, 1997 to $951,000 for the year ended February 28, 1998. The increase resulted primarily from an increase in the number of product development personnel required to support expansion of Intraware's SUBSCRIBNET and other online service offerings.


    GENERAL AND ADMINISTRATIVE EXPENSES


    General and administrative expenses increased from $467,000 for the period from August 14, 1996 through February 28, 1997 to $1.5 million for the year ended February 28, 1998. This increase was due primarily to an increase in the number of general and administrative personnel and operational costs as Intraware expanded its operations.


    STOCK-BASED COMPENSATION


    In the year ended February 28, 1998, Intraware recorded aggregate unearned compensation totaling $492,000 in connection with certain stock option grants. Amortization of unearned compensation was considered immaterial in the year ended February 28, 1998. See Note 9 of Notes to Financial Statements.

QUARTERLY RESULTS OF OPERATION


    The following table sets forth, for the periods presented, certain data from Intraware's statement of operations and such data as a percentage of net revenues, except for costs of software product sales and costs of online services which are expressed as a percentage of software product sales and online service revenues, respectively. The statement of operations data has been derived from Intraware's unaudited financial statements. In management's opinion, these statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. Intraware has incurred net losses in each quarter since inception and expects to continue to incur losses for the foreseeable future. Intraware's net loss has increased each quarter since inception and there can be no assurance that this trend will not continue.



                                                                       THREE MONTHS ENDED
                                     ---------------------------------------------------------------------------------------
                                     MAY 31,   AUGUST 31,   NOVEMBER 30,   FEBRUARY 28,   MAY 31,  AUGUST 31,   NOVEMBER 30,
                                      1997        1997          1997           1998        1998       1998          1998
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
                                                                         (IN THOUSANDS)
NET REVENUES:
  Software product sales...........   $ 311      $2,346       $ 2,673        $ 5,053      $5,002    $ 8,183       $ 9,842
  Online services..................    --         --           --                  4          16         63         1,450
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
    Total net revenues.............     311       2,346         2,673          5,057       5,018      8,246        11,292
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
COST OF NET REVENUES:
  Software product sales...........     241       1,974         2,131          4,002       3,939      6,832         8,650
  Online services..................    --         --           --             --              68        109           293
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
    Total cost of net revenues.....     241       1,974         2,131          4,002       4,007      6,941         8,943
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
      Gross profit.................      70         372           542          1,055       1,011      1,305         2,349
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
OPERATING EXPENSES:
  Sales and marketing..............     338         711           988          1,459       1,684      2,321         4,733
  Product development..............     131         191           282            347         361        444           493
  General and administrative.......     257         353           406            476         593        763         1,136
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
    Total operating expenses.......     726       1,255         1,676          2,282       2,638      3,528         6,362
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
Loss from operations...............    (656)       (883)       (1,134)        (1,227)     (1,627 )   (2,223)       (4,013)
Interest expense...................     (14)        (12)          (26)           (51)        (62 )      (47)          (45)
Interest and other income, net.....       1           2             6             12          17         94            66
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
Net loss...........................   $(669)     $ (893)      $(1,154)       $(1,266)     $(1,672)  $(2,176)      $(3,992)
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
NET REVENUES:
  Software product sales...........     100%        100%          100%           100%        100%        99%           87%
  Online services..................    --         --           --             --            --            1            13
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
    Total revenues.................     100         100           100            100         100        100           100
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
COST OF NET REVENUES:
  Software product sales...........      77          84            80             79          78         83            77
  Online services..................    --         --           --             --               1          1             3
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
    Total cost of net revenues.....
      Gross profit.................      23          16            20             21          21         16            20
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
OPERATING EXPENSES:
  Sales and marketing..............     108          30            37             29          34         28            42
  Product development..............      42           8            11              7           7          5             4
  General and administrative.......      83          15            15              9          12          9            10
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
    Total operating expenses.......     233          53            63             45          53         42            56
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
Loss from operations...............    (210)        (37)          (43)           (24)        (32 )      (26)          (36)
Interest expense...................      (5)      --               (1)            (1)         (1 )    --           --
Interest and other income, net.....    --         --           --             --                          1        --
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
Net loss...........................    (215)%       (37)%         (44)%          (25)%       (33 )%      (25)%        (36)%
                                     -------   ----------   ------------   ------------   -------  ----------   ------------
                                     -------   ----------   ------------   ------------   -------  ----------   ------------

LIQUIDITY AND CAPITAL RESOURCES


    Intraware has historically satisfied its cash requirements primarily through private placements of equity securities, bank borrowings and lease financings. To date, Intraware has raised approximately $17.6 million through equity financings. See Notes 6 and 7 of Notes to Financial Statements.


    Net cash used in operating activities totaled $779,000 for the period from August 14, 1996 (inception) through February 28, 1997, $4.9 million for the year ended February 28, 1998, and $5.9 million for the nine months ended November 30, 1998. Cash used in operating activities in the period from inception through February 28, 1997 was primarily attributable to initial product development efforts and general and administrative expenses. The increase in the year ended February 28, 1998 was primarily attributable to a net operating loss of $4.0 million and increases in prepaid licenses and services and accounts receivable, partially offset by increases in accounts payable and deferred revenue, as well as depreciation and amortization of fixed assets. Cash used in operating activities for the first nine months of 1998 resulted primarily from a net loss of $7.8 million.


    Net cash used in investing activities totaled $428,000 for the period from inception through February 27, 1997, $686,000 for the year ended February 28, 1998 and $477,000 for the nine months ended November 30, 1998. The increases in each period resulted primarily from purchases of computer equipment and other fixed assets.



    Net cash provided by financing activities totaled $1.5 million for the period from inception through February 28, 1997, $5.9 million for the year ended February 28, 1998 and $11.1 million for the nine months ended November 30, 1998. The increases in each period resulted primarily from the net proceeds from issuances of convertible preferred stock and from bank line of credit borrowings.



    As of November 30, 1998, Intraware's principal sources of liquidity included $5.4 million of cash and cash-equivalents and $3.8 million available under Intraware's bank line of credit. Although Intraware has no material long-term commitments for capital expenditures, it anticipates a substantial increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. See Notes 5 and 6 of Notes to Financial Statements.



    Intraware believes that the net proceeds from this offering, combined with its current cash and short-term investments and its available bank line of credit, will be sufficient to meet its anticipated liquidity needs for working capital and capital expenditures for at least twelve months from the date of this Prospectus. Intraware's future liquidity and capital requirements will depend upon numerous factors, including the pace of expansion of Intraware's operations, the timing of development of new and enhanced services, responses to competitive pressures, acquisitions of complementary businesses or technologies, or to take advantage of unanticipated opportunities. Intraware's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of the foregoing factors. If Intraware requires additional capital resources, Intraware may seek to sell additional equity or debt securities or to increase its bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to Intraware's stockholders. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to Intraware, if at all.


    YEAR 2000 COMPLIANCE


    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded to comply with such year 2000 requirements. Intraware's services, including SUBSCRIBNET, INTRAWARE.SHOP, COMPARISCOPE, IT

KNOWLEDGE CENTER, VIRTUALEXPRESS and their associated and supporting tools, Web sites, and infrastructure were designed and developed to be year 2000 compliant. Intraware's internal systems used to deliver its services, however, utilize third-party hardware and software. Intraware has contacted these infrastructure products' vendors in order to gauge their year 2000 compliance. Based on these vendors' representations, Intraware believes that the third-party hardware and software it uses are year 2000 compliant. There can be no assurance, however, that Intraware will not experience unanticipated negative consequences, including material costs caused by undetected errors or defects in the technology used in its internal systems. If, in the future, it comes to Intraware's attention that certain of its services need modification, or certain of its third-party hardware and software is not year 2000 compliant, then Intraware will seek to make modifications to its systems. In such case, Intraware expects such modifications to be made on a timely basis and Intraware does not believe that the cost of such modifications will have a material effect on its operating results. There can be no assurance, however, that Intraware will be able to modify such products, services and systems in a timely and successful manner to comply with the year 2000 requirements, which could have a material adverse effect on its business and operating results.



    Further, while Intraware typically has received warranties and indemnities from its software vendors with respect to year 2000 compliance of the software products, Intraware resells but does not independently verify the year 2000 compliance of these products. If such software products nevertheless require modification to be year 2000 compliant, demand for such products could decline if such modifications are not timely made by the software vendors. This, in turn, could adversely affect Intraware's business and results of operations. Intraware has no contingency plan to address the effect of year 2000 noncompliance of software products it resells. However, Intraware in the normal course of its business seeks to identify additional software products that are year 2000 compliant and to enter into arrangements to resell these products. There can be no assurance that these efforts to identify and resell additional software products would timely address revenue shortfalls that could result from software products of one or more of its vendors being noncompliant.



    Year 2000 issues also could cause a significant number of companies, including our current customers, to reevaluate their current system needs and, as a result, consider switching to other systems and suppliers. Any of the foregoing could result in a material adverse effect on our business, operating results and financial condition. Additionally, during the next twelve months there is likely to be an increased customer focus on addressing year 2000 issues, creating the risk that customers may reallocate capital expenditures to fix year 2000 problems of existing systems. Although we have not experienced the effects of such a trend to date, if customers defer purchases of business software and related services because of such a reallocation, it would adversely affect our operating results.


    RECENT ACCOUNTING PRONOUNCEMENTS


    In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Intraware will adopt the provisions of SFAS No. 131 in connection with the preparation of its financial statements for the fiscal year ending February 28, 1999.


    In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. Intraware will adopt the provisions of SOP 98-1 in its year ending February 28, 2000, and does not expect such adoption to have a material effect on Intraware's financial statements.



    In March 1998, AIPCA issued Statement of Position 98-4, "Deferral of the Effective Date of a provision of SOP 97-2". SOP 98-4 defers for one year the application of certain provisions of Statement of Position 97-2 "Software Revenue Recognition". Different informal and non-authoritative interpretations of certain provisions of SOP 97-2 have arisen and, as a result, the AICPA issued SOP 98-9 in December 1998 which is effective for period beginning on or after March 15, 1999. SOP 98-9 extends the effective date of SOP 98-4 and provides additional interpretive guidance. The adoption of SOP 97-2, SOP 98-4, and SOP 98-9 have not had and are not expected to have material impact on Intraware's results of operations, financial position or cash flows. However, due to the uncertainties related to the outcome of these amendments, the impact on the future financial results of Intraware is not currently determinable.



    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivates and Hedging Activities", which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS No. 133 is not expected to have an impact on Intraware's results of operations, financial position or cash flows upon the adoption of this standard.

                                    BUSINESS

INTRAWARE, INC.


    Intraware is a leading provider of Internet-based business software services targeted at information technology professionals and business software vendors. We act as an objective resource by helping our corporate customers evaluate and purchase business software which we then deliver electronically. Our technologies also allow our customers to electronically receive software upgrades and corrected versions of prior software releases. We believe our services enable our information technology customers to better evaluate, purchase, deploy and maintain their business software purchases. Our online services also allow business software vendors to effectively market, sell and distribute products to a targeted customer base of information technology professionals.



    Our core service offerings include INTRAWARE IT KNOWLEDGE CENTER, INTRAWARE.SHOP and INTRAWARE SUBSCRIBNET. INTRAWARE IT KNOWLEDGE CENTER is a dynamic Web site targeted at corporate information technology professionals. INTRAWARE IT KNOWLEDGE CENTER contains interactive information services and third party content that help information technology professionals research and evaluate business software products. INTRAWARE IT KNOWLEDGE CENTER also contains the INTRAWARE COMPARISCOPE and INTRAWARE RADARSCOPE services. INTRAWARE IT KNOWLEDGE CENTER is also available on the Computing & Internet Channel of Netscape's Netcenter portal. The INTRAWARE.SHOP service is both an online purchasing and delivery service for business software and a forum for software vendors to market and sell their products. INTRAWARE SUBSCRIBNET is an online service which enables information technology professionals to keep their software updated and manage their software licenses. We also offer our SUBSCRIBNET update and license management capabilities as an outsourcing solution to business software vendors. We have entered into an agreement with Netscape to provide the Intraware SUBSCRIBNET service to Netscape customers worldwide.



    We have a broad base of members and customers in the information technology departments of medium to large corporations. As of December 1998, we had over 60,000 registered members. In addition, Intraware's SUBSCRIBNEWS digest of news, information and opinions for the information technology professional community is e-mailed to over 35,000 subscribers on a weekly basis. Included among our 1,700 customers are the following companies: 3Com Corporation, AT&T Corporation, Boeing Corporation, Charles Schwab & Co., Inc., Daimler Chrysler AG Corporation, GTE Corporation, Knight Ridder, Inc., Lycos, Inc. and Reuters Group PLC. We have also established relationships with leading business software vendors, including primarily Netscape Communications Corporation, as well as Informix Corporation, RealNetworks, Inc., Infoseek Corporation, and NetDynamics, a wholly-owned subsidiary of Sun Microsystems, Inc.


INDUSTRY BACKGROUND


    Corporations today rely heavily upon information technology to be competitive, and software is a critical element of a corporation's information technology infrastructure. Corporations are spending increasingly large amounts on software evaluation, purchase and maintenance. International Data Corporation estimates that sales of software worldwide will increase from approximately $119 billion in 1997 to $231 billion in 2002. International Data Corporation further estimates that the market for total worldwide software support will grow from approximately $19.6 billion in 1997 to $38.5 billion in 2002.


    SOFTWARE EVALUATION, PURCHASE, DEPLOYMENT AND MAINTENANCE BY CORPORATIONS


    Corporate information technology professionals are responsible for evaluating, purchasing, deploying and maintaining software assets across the enterprise. The process of evaluating business software for deployment can be costly and time-consuming, as the information is widely dispersed and often biased. To evaluate software for purchase, information technology professionals typically review the product literature and Web sites of numerous vendors, read a variety of online and printed publications and attend industry seminars and trade shows.



    Once a purchase decision is made, information technology professionals must often test the software's effect on the existing information technology infrastructure before deploying it across the enterprise. Full scale deployment often involves time-consuming physical installation on computers located at geographically dispersed sites. As a result of these factors, corporate information technology professionals often find themselves unable to evaluate potential software purchases quickly and efficiently, or deploy them in a timely manner throughout the enterprise.



    Following deployment, a corporation will typically spend significant additional resources on annual maintenance programs to support and maintain its software assets. These programs provide corporations with the right to receive subsequent releases of software to optimize existing functionality, incorporate enhanced features and correct prior programming deficiencies. These maintenance contracts, however, typically provide limited mechanisms for notifying information technology professionals of new and enhanced releases, or for managing the deployment of such releases across the enterprise.



    As a result of competitive pressures, software vendors are increasingly seeking to reduce time to market, thereby compressing the release cycles for their products. Forrester Research, Inc. estimates that nearly 60% of software vendors have product release cycles of three months or less. In addition to the compressed release cycles associated with existing software packages, corporations continue to install new business software on their networks. These factors have made it increasingly difficult for information technology professionals to evaluate, deploy and track software updates, upgrades, new releases and other lifecycle improvements to the many software assets used within their organizations. As a result, corporations often do not realize the value they anticipated when making the initial software purchase decision.


    SOFTWARE SALE AND MAINTENANCE BY BUSINESS SOFTWARE VENDORS


    Business software vendors typically rely on a combination of direct and indirect methods to market and sell their products. Direct sales and marketing efforts, including the use of targeted marketing campaigns and the creation and management of a dedicated sales force, enable vendors to develop one-to-one relationships with customers but can often be time-consuming and expensive. Software vendors may reduce costs by using indirect marketing and sales approaches, such as broad-based advertising campaigns and the use of resellers and other intermediaries. Their ability to create relationships with and receive feedback from corporate customers, however, is often compromised. Regardless of the methods employed, business software vendors are challenged by the costs, logistical complexities and administrative burden of marketing, selling and distributing software products to a typically large and dispersed base of computer users throughout their organization.



    Vendors must also address their customers' needs to maintain software assets. Because the number of employees within a corporation who use a typical software package may be numerous, the software widely distributed and supported by many information technology professionals, vendors often have limited information about their customers' software deployments. Without collecting adequate customer data, software vendors may be unable to effectively track licensing programs, fully assess customer satisfaction, determine feature requirements for subsequent releases, make program updates quickly available, capture additional sales opportunities, or develop a proactive maintenance management system. Intraware believes the inefficiencies faced by business software vendors will become more pronounced as these vendors increasingly address the needs of a greater number of small to medium-sized businesses.

    THE INTERNET AS A MEDIUM FOR SOFTWARE PROCUREMENT, DELIVERY AND MAINTENANCE


    The Internet and the World Wide Web have emerged as revolutionary global communications media, enabling millions of consumers and business users to share information and conduct business electronically. Business software vendors are expected to benefit from this trend by utilizing the Internet as a more effective medium to market, sell and support their software products. As a result, International Data Corporation estimates the electronic software delivery market will grow from approximately $200 million in 1997 to approximately $5.9 billion in 2001. Software support and maintenance services are also expected to be increasingly conducted online. International Data Corporation estimates that the market for electronic support and software update and license management services will grow from approximately $1.5 billion in 1997 to $10.5 billion in 2002.



    Although the Internet is increasingly utilized to solve many inefficiencies associated with the business software market, the Internet also brings new challenges to the relationships between software vendors and their corporate customers. The Web substantially increases the amount of information available to information technology professionals for researching and evaluating software purchase decisions, but this information is still not typically aggregated by a central, organized source. Moreover, the majority of the software information available on the Web is located on software vendors' own Web sites, which often do not provide complete or unbiased content.



    Vendors selling business software over the Internet can leverage the unique features of the Web to enhance existing sales and marketing efforts and create a more effective one-to-one relationship with the customer. However, Intraware believes that the challenges vendors face in using the Web as a software sales and delivery vehicle require additional capabilities and skills outside the vendors' traditional competencies. Specifically, vendors must contend with enhanced Web site development and performance requirements, increased customer demand for electronic software availability and support, integration of the Web site with existing internal software systems, electronic licensing demands and constantly changing export restrictions.



    Intraware believes that many corporations are attempting to utilize the Web to improve their ability to efficiently evaluate, purchase and maintain software, but they lack an objective, centralized online resource for such activities. Intraware similarly believes that software vendors seek the benefits of using the Web to improve customer interaction, information management, and sales, but have not been able to justify the resources required to independently build and maintain their own system.



INTRAWARE SOLUTION



    Intraware provides a suite of complementary, Internet-based services for the benefit of both information technology professionals and business software vendors. Intraware's services help information technology professionals make more informed business software purchase decisions, and also help them deploy and manage their software more effectively. At the same time, Intraware's online services provide software vendors with an efficient means of marketing, selling and delivering their products directly to business software purchasers. Intraware believes that, as a trusted intermediary serving the interests of information technology professionals and business software vendors, Intraware can offer a unique set of benefits to both groups of customers.



BENEFITS TO CORPORATE INFORMATION TECHNOLOGY PROFESSIONALS



    FACILITATES A MORE INFORMED EVALUATION AND PURCHASE DECISION. Intraware's knowledge services allow information technology professionals to obtain in-depth and objective information about business software products to assist them in their software purchasing decisions. Using the resources on the Intraware Web site, corporate information technology professionals can evaluate software license pricing models in real-time, experience product features through interactive product demonstrations and obtain comprehensive product information.


    STREAMLINES DEPLOYMENT AND MAINTENANCE. Intraware's electronic software delivery capabilities are tailored to corporate purchasing, deployment and tracking requirements. In addition, Intraware's information management services provide corporations with a central online source to easily and efficiently track software licenses, monitor which versions are installed in different locations, and install upgrades using a central, online repository.



    PROVIDES THE PLATFORM FOR A UNIQUE INFORMATION TECHNOLOGY PROFESSIONAL COMMUNITY. Intraware's unique market position allows Intraware to objectively mediate and enhance the relationship between information technology professionals and software vendors. Intraware has focused on improving the quality of information available to both information technology professionals and software vendors, thereby increasing communication among technology professionals regarding software industry trends, opinions, and product experiences.


BENEFITS TO SOFTWARE VENDORS

    Rather than build their own online software delivery, license management and maintenance capabilities, software vendors can leverage Intraware's service offerings. By outsourcing the management of these services to Intraware, software vendors can eliminate the time-to-market risks associated with building these services themselves.


    IMPROVES MARKETING AND SALES EFFORTS. Through Intraware's online services, software vendors can centralize their online sales and marketing activities and improve the quality of their customer interactions. By capturing direct customer feedback, vendors can make improvements to their products and services to meet customer needs, capitalize on incremental revenue opportunities through follow-on software sales and ultimately decrease the time-to-market of their software products.



    IMPROVES SOFTWARE DELIVERY AND MAINTENANCE. Intraware's electronic software delivery engine reduces the costs and logistical complexities associated with software distribution. Intraware's maintenance services allow vendors to assist their customers in monitoring software licenses and tracking installations of new releases and upgrades through a central, online repository.



    IMPROVES CUSTOMER INFORMATION MANAGEMENT. Using Intraware's online services, software vendors can extract more detailed, comprehensive and valuable customer data through the extensive customer resources offered by Intraware. By outsourcing the management of customer maintenance programs, software vendors can capture rich data from an objective online source about the acceptance and performance of their software products.


INTRAWARE STRATEGY


    Intraware's objective is to be the leading online intermediary resource for the business software industry, aggregating information, software and services for information technology professionals and software vendors. Key elements of Intraware's strategy include:



    DEVELOP A BROAD-BASED ONLINE INFORMATION TECHNOLOGY COMMUNITY CONSISTING OF CORPORATE INFORMATION TECHNOLOGY PROFESSIONALS AND SOFTWARE VENDORS. Through its position as an objective resource for software decision making, Intraware helps meet the information needs of information technology professionals. Intraware provides an online community of content and services, including career information, product information and tutorials, and links to third-party information of interest to information technology professionals. Intraware's services for software evaluation, purchasing, deployment and maintenance further enhance the Intraware community experience for information technology professionals, and drives them to Intraware's site. Intraware believes this approach deepens its relationship with information technology professionals and, as a result, can more effectively market and sell its services and its existing vendors' software products, as well as develop new software vendor partnerships.

    EXPAND CURRENT SERVICE OFFERINGS AND INTRODUCE NEW SERVICE
OFFERINGS. Intraware seeks to maintain, develop and enhance existing and new revenue streams from both its software vendor and corporate information technology professional customers through the further development of existing services and introduction of additional online services. Intraware initially introduced SUBSCRIBNET, a service that provides information technology professionals with pro-active and centralized update and license management services. Intraware also recently introduced COMPARISCOPE, a premium subscription service designed to provide information technology professionals with objective in-depth technical evaluations. Although these services as well as the other subscription-based services of Intraware have not generated significant revenues to date, Intraware anticipates that these services will represent an increasing proportion of its revenue base. Intraware believes that its market position and integrated service offerings will enable it to continue to develop, market and sell service offerings that address the needs of the information technology professional community. Intraware plans to develop additional service and content offerings through both internal resources as well as the acquisition of complementary businesses, services and content.



    LEVERAGE CUSTOMER BASE AND SERVICE FUNCTIONALITY TO CAPTURE SOFTWARE VENDOR OUTSOURCING OPPORTUNITIES. Intraware has positioned itself to provide information technology professionals with services to objectively evaluate, select and maintain software products. As Intraware further adds functionality to its services and aggregates a targeted community of information technology professionals, Intraware believes that software vendors will benefit from new outsourcing services offered by Intraware. In addition, software vendors may benefit from improved features and functionality of Intraware's existing services. Intraware plans to continue forging relationships with software vendors to provide its information technology professionals with a broader selection of software products and complementary Intraware services.



    PROMOTE INTRAWARE BRAND AWARENESS. Intraware believes that, due to the competitive nature of online commerce and services targeted at the information technology professional, it is critical to continue to brand Intraware as an objective intermediary in order to continue to grow its business. To facilitate this, Intraware intends to continue promoting its brands and services through an extensive PR campaign, advertising in print media and on Web sites targeted at information technology professionals. In addition, Intraware promotes its brand through its placement on Netscape's Netcenter site and through a variety of co-marketing arrangements with other software vendors.



    MAINTAIN LEADING EDGE TECHNOLOGY FOCUS. Intraware plans to continually enhance its technology to enable additional online services, high throughput and secure delivery of software products through its electronic software delivery engine by using leading edge technologies. Intraware's development group is able to rapidly add new services and features to Intraware's existing service offerings. By developing on open standards, Intraware can more easily integrate with vendor and partner systems for expanded services and outsource implementation.



    EXPAND GLOBALLY. The online nature of Intraware's business enables Intraware to offer its services to a worldwide community of information technology professionals and software vendors. Although Intraware had not actively targeted the international information technology community until recently and has not generated any significant revenues internationally to date, approximately half of Intraware's registered membership is based in international markets. Intraware believes that the global opportunity to market its services will continue to grow rapidly. Intraware intends to address this opportunity by selectively enhancing its global pricing, currency and language capabilities. In addition, Intraware intends to access international markets through a combination of global online services, online and traditional marketing efforts, partnerships and direct investments and acquisitions of complementary businesses.

SERVICES

    Intraware's service offerings are designed to address all stages of the business software lifecycle, from evaluation and purchase, to deployment and online maintenance management.


INFORMATION SERVICES: IT KNOWLEDGE CENTER



    The IT KNOWLEDGE CENTER is a dynamic Web site containing software-focused content for information technology professionals. It includes featured articles, career information, an online library, and tutorials. The IT KNOWLEDGE CENTER was recently introduced and has not generated significant revenue to date. The individual services and features of the IT KNOWLEDGE CENTER are described below:



    COMPARISCOPE is an online research service that permits customers to perform objective, in-depth, technical evaluations of over twenty categories of business software. The analysis can be tailored to match individual requirements by enabling information technology professionals to rank the importance of and compare various software product features. COMPARISCOPE is available for a fee.



    PREMIER CONTENT is a collection of tools, models, templates and other resources available to facilitate the evaluation and selection of software products. PREMIER CONTENT is available for a fee.



    "ASK JAMES" is an online service designed to provide personalized answers to customers' information technology-related concerns or questions. This service also provides an archive of previously answered questions. "ASK JAMES" is free for all registered members, but to receive expedited service, in which a customer's question will be answered within 24 hours of receipt, a customer must pay a fee.


    SUBSCRIBNEWS is an email based weekly digest of news, information, and opinions focused on Internet technology. SUBSCRIBNEWS is currently available free of charge.


    RADARSCOPE is an interactive service providing information on over 1,000 business software products. RADARSCOPE allows customers to efficiently search for business software products by vendor, product, or keyword. Intraware does not currently charge for the use of RADARSCOPE.


PURCHASE AND DELIVERY SERVICES: INTRAWARE.SHOP

    The INTRAWARE.SHOP service is an online service designed to simplify the purchase and delivery of business software for corporations. This service provides in-depth product information, simplifies complex bundling and pricing options, accepts online purchase orders and credit evaluations, enables the electronic delivery of large software products, and supports deployment to multiple servers and locations. The INTRAWARE.SHOP service also offers customers online self-service quotations, evaluations, live interactive software demonstrations and several financing options. Customers can use INTRAWARE.SHOP for the purchase of new software packages, as well as additional licenses, renewals and add-on products.


    Currently, Intraware does not charge its information technology professional customers for access to INTRAWARE.SHOP, but does typically charge software vendors for the inclusion of their products in the INTRAWARE.SHOP. Intraware receives a negotiated percentage of the purchase price of all software products it sells. The individual services and features of INTRAWARE.SHOP are described below.



    PRODUCT CATALOG is an online software catalog focused on software from leading Internet technology vendors. Currently Intraware's software product selection includes more than 1,000 products from 25 software vendors, including Netscape, Informix and NetDynamics. PRODUCT CATALOG contains a simple format for searching, browsing and researching, and gives customers precise information concerning software products offered by Intraware.


    DEMO CENTER provides potential customers an interactive experience through either screen shots or online demonstrations. DEMO CENTER is a method for software purchasers to determine the user and administrative features of selected software products.

    TRY AND BUY allows potential customers to download the evaluation version of a software product and use that version in their own information technology environment before making a final purchasing decision. Potential customers can interact with systems engineers and sales consultants to enhance the TRY AND BUY service.



    VIRTUALEXPRESS SOFTWARE DELIVERY is a software delivery engine through which a customer purchases software online. VIRTUALEXPRESS is also used to deliver subsequent updates and upgrades. VIRTUALEXPRESS contains features such as encryption, compression and multi-location deployment. Customer service representatives work with customers to assist in the download process. VIRTUALEXPRESS streamlines the software delivery and distribution process to multiple servers and locations. Intraware is able to track the type and version of software products licensed to customers.



MAINTENANCE SERVICES: SUBSCRIBNET



    SUBSCRIBNET is a multivendor online software update and license management service. This Web based service provides end-users with proactive, customized email notification of software updates with on-demand access to software downloads. SUBSCRIBNET can help alleviate the burden of tracking and retrieving the software to which a corporate customer is entitled.



    For information technology professionals, SUBSCRIBNET provides proactive notification, on-demand downloads, and a central repository for software licenses, subscriptions and product release archiving. SUBSCRIBNET automatically notifies appropriate information technology professionals within 24 hours of any product update, including corrections of minor application errors and other major and minor releases. These notifications are personalized to the user's product, version and platform. Information technology professionals can then download these product updates electronically through the use of VIRTUALEXPRESS. SUBSCRIBNET contains a personalized release archive containing all versions entitled to each user, including enhancements and bug and security patches. Account history, such as asset reports, quotes, order status, and purchase history, and account activity, such as download and notification logs, enable Intraware to monitor purchasing activity and software upgrade downloads. SUBSCRIBNET was introduced in February 1997 and has only recently begun to generate revenues.



    In addition to servicing end users, SUBSCRIBNET is targeted at software vendors. For software vendors, SUBSCRIBNET is a vehicle through which they can provide their customers with a higher level of service, while also facilitating and improving the flow and quality of customer data available to them. By outsourcing subscription services to Intraware, software vendors can off-load some of the costs and burdens associated with physical distribution of updates, minimize technical support resources devoted to updates and patches and increase the productivity of their own information technology and sales departments by reducing after-sales management efforts.



    The SUBSCRIBNET update and license management service supports all of the software products sold by Intraware. SUBSCRIBNET may be purchased with any software product offered by Intraware, for an additional fee. Additionally, Intraware is seeking contracts with software vendors whose products Intraware does not sell in order to achieve broader and more comprehensive coverage.


SOFTWARE VENDOR PARTNERS


    Listed below are the software vendors whose products are offered through one or more of Intraware services as of November 30, 1998.


Allegis Corporation
Avesta Technologies, Inc.
Applix, Inc.
Bluestone Software, Inc.
Check Point Software Technologies Ltd.
Diffusion, Inc.
Elemental Software
EnCommerce, Inc.
Extensity Inc.
grapeVINE Technologies, LLC
Informix Corporation
Marimba, Inc.

Mercury Interactive Corporation
Netegrity, Inc.
net.Genesis Corporation
Netmosphere Inc.
Netscape Communications Corporation
Oblix Inc.
Open Text Inc.
Real Networks Inc.
Reasonate, Inc.
Segue Software Inc.
Sun Microsystems, Inc.
Symantec Corporation
WindDance Networks Corporation


    Although Intraware has entered into license agreements with these vendors which allows Intraware to offer these vendors' software products through one or more of Intraware services, these agreements generally are terminable on short or no notice. There can be no assurance that any of these software vendors will continue to offer their software products through Intraware. For the nine months ended November 30, 1998, Intraware generated over 90% of its total net revenues from the sale of Netscape software products and the outsourcing of SUBSCRIBNET services to Netscape. See "Risk Factors--We Are Substantially Dependent on Netscape Communications Corporation."

CUSTOMERS


    As of November 30, 1998, Intraware served almost 1,700 organizations in a wide range of industries, including finance, retail, high technology, telecommunications and transportation. Set forth below is a list of our customers who have been billed for purchases of over $100,000 of software products or online services from Intraware. Sales to these customers represented approximately 50% of our total revenues for the nine month period ended November 30, 1998.


TECHNOLOGY


3Com Corporation
Loral Space Systems
LSI Logic*
Lycos, Inc.
Mentor Graphics
National Semiconductor
Seagate Technology*
United Webs, Inc.
Zilog, Inc.


TELECOMMUNICATIONS

AT&T Corporation
AT&T Local Services
Frontier Corporation*
GTE Enterprise Solutions

INFORMATION SERVICES

Gentrobe
Knight-Ridder, Inc.
Reuters Information Technology
SRI
When.Com*

MANUFACTURING

Boeing--Materials and Support Service
DaimlerChrysler AG*
International Rectifier*
Modus Media International
Raytheon Aircraft Company

FINANCIAL SERVICES

Banc One Services Corporation*
Charles Schwab & Co., Inc.*
First American Title
Franklin Resources

HEALTH CARE
Boston Medical Center
Medaphis Corporation

OTHER

Kinko's, Inc.*
Raley's/Bel Air
State of New York


* Denotes IT KNOWLEDGE CENTER, INTRAWARE.SHOP and SUBSCRIBNET customers that have purchased all three online services from Intraware.



CUSTOMER CASE STUDIES



    DAIMLERCHRYSLER AG



    DaimlerChrysler AG, formed by the recent merger between Daimler-Benz AG and Chrysler Corporation, is an international transportation and services company that ranks as the world's third largest automobile company. Prior to the merger, Chrysler became an Intraware COMPARISCOPE customer in April 1998. Chrysler's internal processes require business groups acquiring new technology to submit a report detailing the reasons why specific solutions were chosen. The Chrysler Rapid Application Development team and the Intranet Architecture Group purchased a 10-user COMPARISCOPE license to assist in their evaluation of application servers. Chrysler found the service very helpful, and has also used COMPARISCOPE for subsequent product pilot selections.



    AT&T CORPORATION, NETWORK COMPUTING SERVICES/BUSINESS MARKETING DIVISION



    AT&T Corporation's business service manager group was researching the market for application servers that would assist it in developing the customer service portion of its new service application. By utilizing COMPARISCOPE, the division was able to evaluate and weigh competing web-based technologies. With the knowledge and research it gained through the use of COMPARISCOPE and Intraware's systems engineering personnel, the division was able to make an informed purchase decision in a timely manner. Following the purchase decision, which was executed through the INTRAWARE.SHOP service, the Intraware systems engineering group worked closely with the division during design and development of a prototype to demonstrate the products' applicability and functionality.


SALES STRATEGY


    Intraware sells its services into two major customer constituencies: information technology professionals and software vendors. The sales approach to each customer constituency differs due to the nature of the respective sales processes. Sales of business software and Intraware's online knowledge services are characterized by reasonably short sales cycles and are targeted at information technology professionals. Sales of software vendor outsourcing services, such as SUBSCRIBNET, tend to be characterized by longer sales cycles and are targeted at marketing, sales, customer satisfaction, operations and general management professionals at the executive level. Intraware currently uses two distinct sales organizations to accomplish these goals.



SALES TO INFORMATION TECHNOLOGY PROFESSIONALS



    As of November 30, 1998, Intraware's direct sales force consisted of 43 commissioned salespeople. Of these, the telemarketing and inside sales personnel are primarily focused on building initial relationships with corporate customers, selling subscriptions to Intraware's knowledge services, including Gold Membership, an annual subscription service, and generating software product sales opportunities for Intraware's field sales force. Intraware's field sales professionals interact directly with information technology decision-makers at large corporations to promote both Intraware's services and its software vendors' products.



    Intraware's regional sales teams consist of field and inside sales professionals and dedicated systems engineers who provide a high level of strategic technical support to their customers. In addition to its principal sales office in Orinda, California, Intraware has established sales offices in ten major cities in the United States, including Boston, Chicago, Cleveland, Dallas, Detroit, Los Angeles, New York, Salt Lake City, Seattle, and Washington, D.C. Intraware's sales to information technology professional customers have grown as a result of its coordinated sales effort, combining the benefits of online sales opportunities with a direct sales force.


SALES TO SOFTWARE VENDORS


    Intraware manages sales of its SUBSCRIBNET outsourcing update and license management services through its product marketing and business development group. This sales process effort is in its early stages, and as of November 30, 1998, Intraware employed ten business development professionals focused in this area. The process of getting vendors to outsource their update and license management functions to Intraware is lengthy, as many of the features of the services need to be tailored to the specific requirements of Intraware's software vendor partners. Intraware intends to hire additional specialized outsourcing sales professionals to address this sales effort.

JOINT MARKETING RELATIONSHIPS



    Partnerships are an integral part of Intraware's sales strategy. Intraware has established relationships with each of the vendors whose products are offered through INTRAWARE.SHOP. Intraware's product marketing group continues to target additional software vendors to expand the number of software products offered through INTRAWARE.SHOP.



    In addition, Intraware has an established relationship with Netscape to prominently display its IT KNOWLEDGE CENTER service on the Computing & Internet Channel of Netscape's Netcenter portal. This relationship provides additional opportunities to reach a broader audience of information technology professionals. Intraware intends to develop additional partnerships with Internet traffic aggregators to offer its services to a large, targeted group of information technology professionals.



    Intraware also intends to develop relationships with information technology content providers who are of interest to Intraware's targeted user base, so as to enhance the value of Intraware's IT KNOWLEDGE CENTER service offerings. Intraware's partnership with EarthWeb, Inc. allows IT KNOWLEDGE CENTER subscribers access to EarthWeb's content through Intraware's Web site. Intraware intends to leverage partnerships with information technology consultants to establish an indirect sales channel for its services.



    Intraware has also established a relationship with Informix Software, Inc. whereby Intraware manages Informix's online store. Several of Informix's products and promotional programs have generated a large interest among information technology professionals which has contributed to additional Intraware membership registrations.



    Intraware has recently entered into an agreement with Nettgain Solutions Limited, a United Kingdom based consulting firm, to offer Intraware's services to prospective customers in the United Kingdom, and intends to develop additional partnerships to address international markets.


MARKETING


    Intraware employs a broad range of marketing activities to promote its brands, develop name recognition and visibility, and drive traffic to its Web site in an effort to build its membership base and expand its community appeal. Intraware has an active public relations program in place, and also utilizes print and online advertising, trade shows, seminars, direct mail, online promotions, and regional marketing development in an attempt to expand its penetration within the information technology professional community in mid-to-large corporations and governmental agencies. Intraware also distributes SUBSCRIBNEWS, its weekly Web technology news and product information email subscription newsletter, to over 35,000 information technology professionals and other interested members. Intraware markets its SUBSCRIBNET service both to corporate software decision makers and to business software developers.



    As of November 30, 1998, Intraware's marketing department consisted of ten individuals, all of whom are located at Intraware's Orinda, California headquarters. The marketing department supports both domestic and international marketing efforts. Domestically, efforts are focused on stimulating demand for Intraware's Web-based services and generating sales leads for its direct sales force. Lead generation activities internationally are designed to assist our direct sales force and consulting and distribution partners in sale and resale of our services.



    Intraware promotes its products and outsourcing services through a variety of fixed and variable fee programs. Intraware promotes its IT KNOWLEDGE CENTER services in part through its Gold Membership program. By bundling many of its free services with paid services, Intraware has been able to integrate and aggregate its comprehensive mix of interactive services and dynamic content into a format of interest and value to individual information technology professionals within corporate and governmental information technology departments.

    Intraware markets its Gold Membership through a number of vehicles including its own Web site, the Netcenter IT KNOWLEDGE CENTER site, traditional direct mail, online advertising and Internet-based direct marketing.



    Intraware's sales force and systems engineers provide ongoing customer service to Intraware customers. The customer service group responds to inquiries regarding product downloads, product installation, and order processing. The customer service department communicates with Intraware customers primarily through email, although a toll-free phone number is also available. Customer service professionals post frequently asked questions, reference documents, and links to useful information on relevant parts of its Web sites.


STRATEGIC RELATIONSHIP WITH NETSCAPE


    Intraware plans to pursue strategic relationships to expand Intraware's product and service offerings, increase access to customers, and build brand recognition. To date, Intraware has established a strategic relationship with Netscape as described below:



    Intraware and Netscape entered into an agreement effective September, 1998 pursuant to which Intraware provides its IT KNOWLEDGE CENTER services as a co-branded site within the Computing & Internet Channel of the Netcenter portal. Intraware receives significant exposure across Netcenter in the form of banner advertising and text links. Furthermore, the IT KNOWLEDGE CENTER site hosts aggregated content and links to Intraware's interactive services. Intraware has additionally made a $1.0 million payment to Netscape in exchange for the right to maintain the IT KNOWLEDGE CENTER on the Computing & Internet Channel of Netscape's Netcenter portal. Intraware generates direct revenue from this site in the form of banner advertisement revenue sharing. Revenues generated from banner advertising will be recorded as earned. This agreement has a one year term, subject to a one year renewal option on terms to be mutually agreed.


SUBSCRIBNET


    Effective October, 1998, Intraware entered into an agreement with Netscape to provide SUBSCRIBNET software update and license management services, and other maintenance services, to Netscape's customers worldwide for the entire Netscape product line. Netscape serves as a key customer reference for the Intraware SUBSCRIBNET service. This agreement has a one year term, subject to two additional one year renewal periods upon mutual agreement unless terminated by either party. This agreement is terminable by Netscape upon 90 days notice.



IT KNOWLEDGE CENTER



    Under the terms of Intraware's IT KNOWLEDGE CENTER agreement with Netscape entered into in September 1998, Intraware provides all of the public IT KNOWLEDGE CENTER content, within the framework of Netscape's Netcenter Computing & Internet Channel. This agreement calls for the site to be "co-branded" with Intraware's content surrounded by Netscape's Netcenter frame, and provides for Intraware to be the premier sponsor of the IT KNOWLEDGE CENTER. In the event the agreement is terminated after the one year term, Netscape may build a substantially similar service.


TECHNOLOGY

OVERVIEW


    Intraware uses a combination of third party software, such as Sun, Netscape, Informix, and Infoseek, as well as internally developed technology to enable its services. Customers, members and partners each access and use Intraware's services via the Internet. Intraware's services, including SUBSCRIBNET, INTRAWARE.SHOP, VIRTUALEXPRESS, COMPARISCOPE, RADARSCOPE, and IT KNOWLEDGE CENTER, are developed, enhanced, and maintained by Intraware's internal information technology group. Intraware's technologies and services use a common set of underlying data structures including companies, contacts, products, documents, and orders. They also make use of Intraware's electronic software delivery engine, library of content, email list management, and common reporting tools. Intraware has developed the capability to use template-based styles to enable the same service application to have different graphical user interfaces. Additionally, these service applications can be co-branded with partners and customers with a customized look and feel.



    ELECTRONIC SOFTWARE DELIVERY ENGINE. Intraware's internally developed electronic software delivery engine is the mechanism used to deliver software over the Internet and is used by several of Intraware's services, including SUBSCRIBNET, VIRTUALEXPRESS, and INTRAWARE.SHOP. Intraware's electronic software delivery engine utilizes FTP and HTTP protocols and is compatible with a wide range of customer firewalls and client/server platforms. Software integrity and security is maintained by storing all of the software files in a relational database system. The electronic software delivery engine encrypts and compresses software files from the database before delivering them to the customer. The encryption and compression formats are compatible with all major client and server operating systems. The system supports large file sizes and also multiple software images per stock keeping unit. Serial numbers and license keys can be uniquely generated and included in each customer's download image. Intraware's electronic software delivery engine allows customers to schedule downloads, retry downloads automatically or manually and pick up partially completed downloads in the exact byte of the file where the previous attempt left off. The engine also enables Intraware to track download effectiveness and throughput, scale network connectivity or server capacity, and verify delivery.



    ARCHITECTURE AND SCALABILITY. Intraware uses object-oriented methods and "open" programming languages--HTML, JavaScript, Java, and SQL--to develop its services. Third party software from Sun, Netscape, Informix, and Infoseek is used as the foundation to run applications and manage information. Substantial investments in server hardware systems and networking equipment from Sun Microsystems and Cisco Systems, respectively, provide Intraware with high reliability, performance, and scalability.



    Intraware's internal systems identify Internet bandwidth bottlenecks continuously and manage complex Internet connectivity options in order to maximize realized throughput and enhance the customer experience. Intraware currently uses Exodus Communications as its primary data center and Internet connection point, with replicated servers and services connected to the Internet via Level 3 Communications. Intraware intends to continue partnering with leading Internet connectivity and hosting providers to maintain and enhance the scalability of Intraware's services.



    CONTENT MANAGEMENT. Intraware's content, including product information, software images, documents, URLs, member/customer profiles, and orders, is maintained through a suite of intranet/extranet applications developed by the Intraware information technology department. These applications, accessible to internal and external users, feed the data sources that are accessed through Intraware's services. Intraware uses Infoseek software, integrated into its database, for Library URL content management and retrieval.



    REPORTING. Intraware's ability to generate relevant and accurate information about customer and member software assets, interests, preferences and user experiences is an important aspect of its competitive position. Using third-party software from Business Objects and net.Genesis, Intraware has developed reports drawn from its transactional databases, data warehouses, and Web server activities. Information about competitive vendors and customers are strictly separated and access to such information is limited to those Intraware personnel that have access rights. Intraware is currently evaluating third party software to further enhance its financial and sales force automation reporting capabilities. Should Intraware choose to upgrade these systems, there can be no assurance that it will be able to do so without interruption of these internal capabilities.


COMPETITION

    The online commerce market is new, rapidly evolving and intensely competitive, and

Intraware expects competition to intensify in the future, particularly in the area of electronic sale and distribution of software products. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. We believe that we compete effectively as a result of our centralized, information technology-focused, Internet-enabled solution coupled with our commitment to providing high-quality solutions that yield a rapid return on investment for our corporate information technology professional customers.



    Intraware's current and potential competitors in the market include: (a) information providers to information technology professionals; (b) online distributors, resellers and value-added resellers; and (c) software update and license management services and technology providers. Intraware's competitors may operate in one or more of these areas.



    With respect to information providers, Intraware competes with research firms as well as other content and software vendor companies who have particular sections of their Web sites directed at certain segments of the information technology professional community. Intraware believes the competitive factors in this marketplace include the following: objectivity, timeliness and comprehensiveness of information, breadth of product and service offerings targeted at information technology professionals and expertise in Internet-based technologies. Intraware is building competitive advantages by providing not only relevant, high end content, but also by making its site functional with interactive services and useful tools.



    In addition, the software reselling industry is intensely competitive. Intraware believes the competitive factors in this market segment include product selection, additional service offerings, price, customer service and technical support. With respect to selling software, Intraware currently competes primarily with traditional software resellers, other online software resellers and other vendors. In the online market, Intraware competes with companies that sell and distribute software products via the Internet as well as vendors that maintain commercial Web sites that sell their software products directly online. In addition, there is indirect competition with other transaction processing providers and enablers and indirect competition with other providers of electronic commerce solutions. Although we believe we are well positioned given our services, there can be no assurance that consumer-focused online resellers and retail enablers will not decide to move more aggressively into the corporate market and corporate resellers could implement more robust online commerce efforts, each of which could adversely affect Intraware's business and operating results.



    In the update and license management market, Intraware primarily competes with software vendors that do not outsource these services. Principal competitive factors in this market include the existing relationships software vendors have with their customers, the comprehensiveness of the services offered and price. Intraware believes it competes effectively in this market on the basis of its comprehensive service offerings, although it faces significant competition due to its less established customer relationships.


    Many of our competitors have already established supplier relationships with divisions of our current or potential customers. These competitors may be able to leverage their existing relationships to discourage these customers from purchasing additional Intraware products or persuade them to replace our products with their products. Many of our competitors have longer operating histories, significantly greater resources and name recognition and a larger installed base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES


    Intraware's ability to compete and continue to provide technological innovation is substantially dependent upon internally developed technology. Internally developed applications include the following externally branded services and extranet content administration tools - SUBSCRIBNET, VIRTUALEXPRESS, COMPARISCOPE, ESD Engine, INTRAWARE.SHOP, IT KNOWLEDGE CENTER, RADARSCOPE, ADMINISCOPE, ITEM MAGIC, QUOTETOOL, and REPORTMART. While Intraware relies on copyright, trade secret and trademark law to protect its technology, Intraware believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. Intraware has no patents issued or applied for to date on its technology. There can be no assurance that others will not develop technologies that are similar or superior to Intraware's technology. Intraware is aware that certain other companies are using or may have plans to use in the future the name "Intraware" as a company name or as a trademark or service mark. While Intraware does not believe it has infringed any rights, and it has received no notice of any claims of infringement, Intraware can make no assurance that certain of these companies may not claim superior rights to "Intraware" or other marks used in Intraware's business.



    Intraware generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite Intraware's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use Intraware's products or technology. Policing unauthorized use of Intraware's products is difficult, and there can be no assurance that the steps taken by Intraware will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect Intraware's proprietary rights as fully as do the laws of the United States.



    Substantial litigation regarding intellectual property rights exists in the software industry, and Intraware expects that software products may be increasingly subject to third-party infringement claims as the number of competitors in Intraware's industry segments grows and the functionality of products in different industry segments overlaps. Any such claims could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product and service delays or require Intraware to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Intraware, if at all. A successful claim of infringement against Intraware and failure or inability of Intraware to license the infringed or similar technology could have a material adverse effect on Intraware's business, financial condition and results of operations.



    In addition, Intraware sells certain high encryption software domestically. Federal regulations prohibit the exportation of these types of encryption software to certain countries. Intraware has established internal procedures to ensure that the high encryption software is sold only to domestic customers. However, if these procedures are not followed by our personnel, or are otherwise circumvented, resulting in the sale by Intraware of high encryption software to a prohibited foreign customer, then Intraware could be at risk for violating these federal export regulations.


EMPLOYEES


    As of November 30, 1998, Intraware had 126 full-time employees, 23 of whom were engaged in product development, 71 in sales and marketing, and 26 in finance, administration and operations. Intraware's future success depends, in part, on its continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that Intraware will be able to recruit and retain sufficient numbers of qualified personnel. None of Intraware's employees is represented by a labor union. Intraware has not experienced any work stoppages and considers its relations with its employees to be good.


FACILITIES


    Intraware leases approximately 18,000 square feet of office space in a single office building located in Orinda, California. Intraware believes its current facilities, combined with adjacent space it is currently negotiating to sublease, will be adequate through calendar year 1999 and is currently in the process of locating additional space to meet its expected requirements thereafter.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The following table sets forth certain information with respect to the executive officers and directors of Intraware as of January 29, 1999.



                   NAME                        AGE                                POSITION
------------------------------------------     ---     ---------------------------------------------------------------
Peter H. Jackson..........................     40      Founder, President, Chief Executive Officer and Director
Paul A. Martinelli........................     34      Founder, Senior Vice President and Chief Technology Officer
Donald M. Freed...........................     47      Founder, Executive Vice President and Chief Financial Officer
Terence J. Healey.........................     34      Senior Vice President of Marketing
Norman A. Pensky..........................     49      Vice President of Sales
Cynthia H. Mascheroni.....................     38      Vice President of Business Development
Anita A. Youmans-Trone....................     49      Vice President of Finance
Manfred J. Krikke.........................     30      Vice President of Intraware International
James A. Brentano.........................     40      Vice President of Knowledge Services
David L. Dunlap...........................     31      Vice President of Operations
Frost R. R. Prioleau......................     38      Vice President of SUBSCRIBNET
Mark B. Hoffman...........................     52      Director, Chairman of the Board
Charles G. Davis, Jr......................     64      Director, Vice Chairman of the Board
Laurence M. Baer..........................     41      Director
John V. Balen.............................     38      Director
Mary Ann Byrnes...........................     42      Director
Ronald E. F. Codd.........................     42      Director


--------------------------------------------------------------------------------


Messrs. Davis and Balen comprise Intraware's audit committee. Mr. Hoffman and Ms. Byrnes comprise Intraware's compensation committee.



    PETER H. JACKSON co-founded Intraware in August 1996 and has served as President and Chief Executive Officer since its inception. From May 1996 to August 1996, Mr. Jackson served as a Vice President of Vanstar Corporation, a computer hardware and services company. From May 1994 to May 1996, Mr. Jackson served as President and COO of Dataflex Corporation, a value-added reseller of computer hardware and services. From January 1986 to May 1994, Mr. Jackson served as Founder and President of Granite Computer Products, Inc., a corporate computer hardware reseller and services provider. Mr. Jackson holds an A.B. in History from the University of California, Berkeley. Mr. Jackson currently serves as a director of ONSALE, Inc., a public Internet company.



    PAUL A. MARTINELLI co-founded Intraware in August 1996 and has served as Senior Vice President and Chief Technology Officer since its inception. From May 1994 to May 1996, Mr. Martinelli served as Vice President of Information Systems for Dataflex Corporation, a value-added reseller of computer hardware and services. From February 1991 to May 1994, Mr. Martinelli served as Director of Information Systems for Granite Computer Products, Inc., a corporate computer hardware reseller and services provider. Mr. Martinelli holds a B.A. in Computer Science from the University of California, San Diego.



    DONALD M. FREED co-founded Intraware in August 1996 and has served as Executive Vice President and Chief Financial Officer since its inception. From May 1996 to August 1996, Mr. Freed served as a business development director for Vanstar Corporation, a computer hardware and services company. From May 1994 to May 1996, Mr. Freed served as Senior Vice President of Business Development for Dataflex

Corporation, a value-added reseller of computer hardware and services. From May 1989 to May 1994, Mr. Freed served as CFO of Granite Computer Products, Inc., a corporate computer hardware reseller and services provider. Mr. Freed is a certified public accountant and holds a B.S. in Accounting and a B.A. in Journalism from San Francisco State University.


    TERENCE J. HEALEY has served as Senior Vice President of Marketing of Intraware since its inception in August 1996. From May 1994 to August 1996, Mr. Healey served as Regional Vice President of Marketing, and later National Vice President of Marketing for Dataflex Corporation, a value-added reseller of computer hardware and services. From August 1990 to May 1994, Mr. Healey served successively as a product manager, marketing manager and Director of Marketing for Granite Computer Products, Inc., a corporate computer hardware reseller and services provider. Mr. Healey holds a B.A. in Political Science from the University of California at Berkeley.



    NORMAN A. PENSKY joined Intraware as Vice President of Sales in December 1996. From July 1991 to November 1996, Mr. Pensky served as Senior Director of Strategic Accounts for Macromedia, Inc., an Internet publishing company. Mr. Pensky holds an M.B.A. from Golden Gate University and a B.S. in Business from the University of Southern California.



    CYNTHIA H. MASCHERONI joined Intraware as Director of Marketing in February 1997 and as Vice President of Business Development in April 1997. From February 1993 to February 1997, Ms. Mascheroni served as Director of Business Development and Director of Marketing for Graphix Zone, a computer and data processing company. Ms. Mascheroni holds an M.B.A. from Northwestern University and a B.A. in Psychology from the University of California, Los Angeles.



    ANITA A. YOUMANS-TRONE joined Intraware as the Vice President of Finance in November 1996. From May 1996 to November 1996, Ms. Youmans-Trone served as Regional Vice President of Finance of Vanstar Corporation, a computer hardware and services company. From May 1994 to May 1996, Ms. Youmans-Trone served successively as Director--Process Planning and Development--Information Systems and Regional Vice President of Finance for Dataflex Corporation, a value-added reseller of computer hardware and services. From January 1988 to May 1994 Ms. Youmans-Trone served as Controller for Granite Computer Products, Inc., a corporate computer hardware reseller and services provider.



    MANFRED J. KRIKKE joined Intraware as Vice President of Intraware International in August 1998. From December 1997 to February 1998, Mr. Krikke served as Vice President, Software and Internet Investment Banking for NationsBanc Montgomery Securities, a national investment banking firm. From August 1994 to December 1997, Mr. Krikke served first as an Analyst and then as an Associate for Montgomery Securities, a national investment banking firm. In 1994, Mr. Krikke received a Doctorandus Degree in Business Economics from the Vrije University, Amsterdam, The Netherlands.



    JAMES A. BRENTANO joined Intraware as Director of Systems Engineering in June 1997 and as Vice President of Knowledge Services in June 1998. From January 1996 to June 1997, Mr. Brentano served as Director of LAN Services for Pacific Bell. From March 1991 to December 1995, Mr. Brentano served as an Information Technology Strategic Architect for Pacific Gas & Electric, a regional natural gas and electric power utility. Mr. Brentano holds an M.S. in Computer Science from the University of California, Davis and an A.B. in Letters and Sciences from the University of California, Berkeley.



    DAVID L. DUNLAP joined Intraware as the Director of Product Lines in September 1997 and as Vice President of Operations in May 1998. From September 1996 to September 1997, Mr. Dunlap served as a Financial Systems Project Manager for PeopleSoft, Inc. a software development company. From May 1996 to September 1996, Mr. Dunlap served as Director of Purchasing for Vanstar Corporation, a computer hardware and services company. From May 1994 to May 1996, Mr. Dunlap served as

Vice President of National Operations for Dataflex Corporation, a value-added reseller of computer hardware and services. From September 1986 to May 1994, Mr. Dunlap served as Vice President of Operations for Granite Computer Products, Inc., a corporate computer hardware reseller and services provider. Mr. Dunlap holds a B.A. in Government from Cornell University.


    FROST R. R. PRIOLEAU joined Intraware as the Vice President of SUBSCRIBNET in December 1998. From March 1989 to October 1998, Mr. Prioleau served successively as Vice President and President and Chief Executive Officer of P2 Holdings Corporation, a rapid prototyping and services provider. P2 Holdings Corporation filed for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code in December 1998. Mr. Prioleau holds a B.S.E. in Engineering Management Systems from Princeton University.



    MARK B. HOFFMAN has served as Chairman of the Board of Directors of Intraware since August 1996. Since September 1996, Mr. Hoffman has served as President of Commerce One, an e-commerce procurement and supplier-management solutions company. In 1984, Mr. Hoffman co-founded Sybase, Inc., a database software company, and served as President until July 1996. Mr. Hoffman holds an M.B.A. from the University of Arizona and a B.S. in Engineering from the U.S. Military Academy. Mr. Hoffman serves on the Board of Directors of several privately held companies.



    CHARLES G. DAVIS, JR. has served as Vice Chairman of the Board of Directors of Intraware since September 1996. Since 1992 Mr. Davis has served as President and Chief Executive Officer of the Montclair Group, an advisory group specializing in energy and techonology companies. Mr. Davis received a B.S. in Geology from Stanford University. Mr. Davis serves on the Board of Directors of several privately held companies.



    LAURENCE M. BAER has served as a director of Intraware since January 1998. Mr. Baer has served as the Executive Vice President and Chief Operating Officer of the San Francisco Giants professional baseball team since December 1992. Mr. Baer holds an M.B.A. from Harvard University and an A.B. in Political Science from the University of California, Berkeley.



    JOHN V. BALEN has served as a Director of Intraware since April 1998. Since September 1995 Mr. Balen has served as a Principal at Canaan Partners, a nationally focused, private venture capital firm. From June 1985 to June 1995, Mr. Balen served as an Associate and a Managing Director of Horsley Bridge Partners, a private equity investment management firm. Mr. Balen has an M.B.A. and a B.S. in Electrical Engineering from Cornell University. Mr. Balen serves on the Board of Directors of several privately held companies.



    MARY ANN BYRNES has served as a Director of Intraware since January 1998. Ms. Byrnes founded Corsair Communications, a provider of system solutions for the wireless industry, in December 1994, and has served as its President and Chief Executive Officer since its inception. From June 1987 to November 1994, Ms. Byrnes served as Vice President of Sales and Marketing and Vice President of Operations for Cellular One, a regional mobile phone and communications company. Ms. Byrnes holds an M.B.A. from Harvard Business School and a B.A. in Economics from Wellesley College. Ms. Byrnes serves on the Board of Directors of Corsair Communications.



    RONALD E. F. CODD has served as a Director of Intraware since January 1999. Mr. Codd has served as the President and Chief Executive Officer of Momentum Business Applications, Inc., a public company engaged in software application development activities, since December 1998. Prior to that, Mr. Codd served as Senior Vice President of Finance and Administration of PeopleSoft from 1994 until December 1998 and as Vice President and Chief Financial Officer from September 1991 to 1994. Mr. Codd holds an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in Business from the University of California, Berkeley.

CLASSIFIED BOARD


    Intraware's certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of Intraware's board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board will be elected to one-year terms, two will be elected to two-year terms and three will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Charles G. Davis and Mary Ann Byrnes have been designated Class I directors whose term expires at the 1999 annual meeting of stockholders. John Balen, Laurence Baer and Ronald Codd have been designated Class II directors whose term expires at the 2000 annual meeting of stockholders. Peter Jackson and Mark Hoffman have been designated Class III directors whose term expires at the 2001 annual meeting of stockholders. See "Description of Capital Stock--Antitakeover Effects of Provisions of Certain Charter Provisions, Bylaws and Delaware Law."



    Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the directors, officers or key employees of Intraware.


BOARD COMMITTEES


    Intraware established an audit committee and compensation committee in December 1998.



    Intraware's audit committee consists of Messrs. Balen and Davis. The audit committee reviews the internal accounting procedures of Intraware and consults with and reviews the services provided by Intraware's independent accountants.



    Intraware's compensation committee consists of Mr. Hoffman and Ms. Byrnes. The compensation committee reviews and recommends to the board of directors the compensation and benefits of employees of Intraware.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Intraware's board of directors or compensation committee.


DIRECTOR COMPENSATION


    Directors do not currently receive any cash compensation from Intraware for their service as members of the board of directors. Under Intraware's 1996 Stock Option Plan, directors are eligible to receive stock option grants at the discretion of the board of directors or other administrator of the plan. See "--Incentive Stock Plans."



    Currently, the board of directors provides option grants to each director upon their appointment to the board and upon each anniversary of service thereafter. During 1997 and 1998, the board granted options to purchase an aggregate of 40,000 shares to each of Messrs. Davis and Hoffman. During 1998, the board granted options to purchase an aggregate of 30,000 shares to each of Mr. Baer and Ms. Byrnes in connection with their appointment to Intraware's board of directors.

                             EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION. The following table sets forth the compensation earned for services rendered to Intraware in all capacities for the fiscal years ended February 28, 1997 and February 28, 1998 by Intraware's Chief Executive Officer and Intraware's next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended February 28, 1998 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE


                                                                                                       LONG-TERM
                                                                                                     COMPENSATION
                                                                                                        AWARDS
                                                                                   ANNUAL            -------------
                                                                                COMPENSATION          SECURITIES
                                                                         --------------------------   UNDERLYING
                NAME AND PRINCIPAL POSITIONS                    YEAR       SALARY($)     BONUS($)     OPTIONS(#)
------------------------------------------------------------  ---------  -------------  -----------  -------------
Peter H. Jackson............................................    1998      $   230,833       60,000       100,000
  President and Chief Executive Officer                         1997          103,125       --            --
Paul A. Martinelli..........................................    1998          101,250        5,000        60,000
  Senior Vice President and Chief Technology Officer            1997           48,750       --            --
Donald M. Freed.............................................    1998          115,417        5,000        60,000
  Executive Vice President and Chief Financial Officer          1997           56,250       --            --
Norman A. Pensky............................................    1998          125,000       37,500        30,000
  Vice President of Sales                                       1997           31,250       12,500       220,000


--------------------------------------------------------------------------------


The fiscal year 1997 compensation figures are for the seven month period beginning August 13, 1996 (inception) and ending February 28, 1998.



    OPTION GRANTS. The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers in the fiscal year ended February 28, 1998. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent Intraware's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the common stock.


                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                                                           INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                        -------------------------------------------------------    VALUE AT ASSUMED
                                                       % OF TOTAL                                  ANNUAL RATES OF
                                         NUMBER OF       OPTIONS                                     STOCK PRICE
                                        SECURITIES     GRANTED TO                                  APPRECIATION FOR
                                        UNDERLYING      EMPLOYEES      EXERCISE                    OPTION TERM (4)
                                          OPTIONS        IN LAST         PRICE      EXPIRATION   --------------------
                 NAME                   GRANTED (#)  FISCAL YEAR(2)   ($/SHARE)(3)     DATE         5%         10%
--------------------------------------  -----------  ---------------  -----------  ------------  ---------  ---------
Peter H. Jackson(5)...................     100,000            5.2%     $   0.125     10/21/2007  $   7,861  $  19,922

Paul A. Martinelli(5).................      60,000            3.1          0.125     10/21/2007      4,717     11,953

Donald M. Freed(5)....................      60,000            3.1          0.125     10/21/2007      4,717     11,953

Norman A. Pensky(5)...................      30,000            1.6          0.125     10/21/2007      2,358      5,977

--------------------------------------------------------------------------------

(1) On September 23, 1998, each of the Named Executive Officers were granted options at an exercise price of $1.00 per share. Specifically, the following number of options were granted: Mr. Jackson - 50,000; Mr. Freed - 30,000 and Mr. Martinelli - 30,000.

(2) Based on an aggregate of 1,909,000 options granted by Intraware during the fiscal year ended February 28, 1998 to employees of and consultants to Intraware, including the Named Executive Officers.


(3) The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. The exercise price per share of each option was equal to the fair value of the common stock on the date of grant as determined in good faith by the board of directors on such date based upon such factors as the purchase price paid by investors for shares of Intraware's preferred stock, the absence of a trading market for Intraware's securities and Intraware's financial outlook and results of operations. Such exercise prices are significantly lower than prices paid by investors purchasing shares of Intraware's preferred stock in transactions taking place approximately contemporaneously with the grant of such options. In making its determination as to the exercise price of such options, the board of directors considered the fact that Intraware's preferred stock carried certain rights, preferences and privileges, including a preference upon liquidation, sale or merger, enhanced voting rights and antidilution rights, and purchasers of such preferred stock received additional contractual rights, including registration rights and information rights. The exercise price may be paid in cash, in shares of common stock valued at fair market value on the exercise date or in the form of a promissory note.



(4) The potential realizable value is based on the term of the option at its time of grant (ten years), and assumes that the fair market value of Intraware's common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.



(5) All options were granted under Intraware's 1996 Stock Option Plan. All options are immediately exercisable; however, as a condition of exercise the optionee must enter into a stock restriction agreement giving Intraware the right to repurchase the shares granted by such exercise at cost in the event of the optionee's termination of employment. The shares vest at a rate of 25% after twelve months following the vesting commencement date and an additional one forty-eighth each month thereafter; provided however, that in the event of a merger or sale of substantially all of the assets of Intraware each outstanding option shall vest and become exercisable to the extent of the shares that would have vested upon December 31 of the year in which the merger or sale of assets is consummated.

    AGGREGATE OPTION EXERCISES AND OPTION VALUES. The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the fiscal year ended February 28, 1998, and exercisable and unexercisable options held as of February 28, 1998. No options were exercised by the Named Executive Officers during the fiscal year ended February 28, 1998.

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES


                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                    UNDERLYING                   IN-THE-
                                                              UNEXERCISED OPTIONS AT         MONEY OPTIONS AT
                                                              FEBRUARY 28, 1998 (#)     FEBRUARY 28, 1998 ($) (1)
                                                            --------------------------  --------------------------
                                                            EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
                                                            -----------  -------------  -----------  -------------
Peter H. Jackson..........................................     100,000             --    $   2,500             --
Paul A. Martinelli........................................      60,000             --        1,500             --
Donald M. Freed...........................................      60,000             --        1,500             --
Norman A. Pensky..........................................     250,000             --       22,750             --


________________________________________________________________________________


(1) Based on a value of $0.15 per share, the fair market value of Intraware's stock as of February 28, 1998, as determined by the board of directors, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.



(2) All options were granted under Intraware's 1996 Stock Option Plan. All options are immediately exercisable; however, as a condition of exercise the optionee must enter into a stock restriction agreement giving Intraware the right to repurchase the shares granted by such exercise at cost in the event of the optionee's termination of employment. The shares vest at a rate of 25% after twelve months following the vesting commencement date and an additional one forty-eighth each month thereafter; provided however, that in the event of a merger or sale of substantially all of assets of Intraware each outstanding option shall vest and become exercisable to the extent of the shares that would have vested upon December 31 of the year in which the merger or sale of assets is consummated.


                             INCENTIVE STOCK PLANS
                                  401(K) PLAN


    In 1996, Intraware adopted the Intraware 401(k) Plan covering Intraware's full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. Consequently, contributions to the 401(k) Plan by employees or by Intraware, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, so that contributions by Intraware, if any, will be deductible by Intraware when made. Pursuant to the 401(k) Plan, employees may elect to reduce up to 20% of their current compensation by up to the statutorily prescribed annual limit, which was $10,000 in 1998, and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by Intraware on behalf of all participants in the 401(k) Plan. To date, Intraware has not made any contributions to the 401(k) Plan.


            1996 STOCK OPTION PLAN (AS AMENDED ON DECEMBER 17, 1998)


    Intraware's 1996 Stock Option Plan, as amended on December 17, 1998, provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options. The 1996 Plan was approved by the board of directors and the stockholders in October 1996. Unless terminated sooner, the 1996 Plan will terminate automatically in 2006. A total of 6,200,000 shares of common stock is reserved for issuance pursuant to the 1996 Plan, plus annual increases equal to the lesser of 750,000 shares, or 2% of the outstanding shares on such date or a lesser amount determined by the Board.



    The 1996 Plan may be administered by the board of directors or a committee of the board. The board or a committee of the board which has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise.



    The 1996 Plan provides that in the event of a merger of Intraware with or into another corporation, or the sale of substantially all of Intraware's assets, each outstanding option will be assumed or substituted for by the successor corporation. In addition, whether or not the options are assumed or substituted in the merger, each outstanding option will vest and become exercisable to the extent of the shares that would have vested upon December 31 of the year in which the merger is consummated.


                       1998 EMPLOYEE STOCK PURCHASE PLAN


    Intraware's 1998 Employee Stock Purchase Plan was adopted by the board of directors in December 1998 and by the stockholders in January 1999. A total of 600,000 shares of common stock has been reserved for issuance under the 1998 Purchase Plan, plus annual increases equal to the lesser of 400,000 shares, or 1% of the outstanding shares on such date or a lesser amount determined by the board on the first day of each fiscal year starting in 2000.



    The 1998 Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, contains successive twenty-four month offering periods. The offering periods generally start on the first trading day on or after April 15 and October 15 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before October 15, 2000.



    Employees are eligible to participate if they are employed by Intraware or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of Intraware, or whose rights to purchase stock under all employee stock purchase plans of Intraware accrues at a rate which exceeds $25,000 worth of stock for each calendar year may be not be granted an option to purchase stock under the 1998 Purchase Plan. The 1998 Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation. The maximum number of shares a participant may purchase during a single offering period is 5,000 shares.



    Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the 1998 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period and the end of each purchase period.



    The 1998 Purchase Plan provides that, in the event of a merger of Intraware with or into another corporation or a sale of substantially all of Intraware's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set, which will occur before the proposed sale or merger.



    The 1998 Purchase Plan will terminate in 2008. The board of directors has the authority to amend or terminate the 1998 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1998 Purchase Plan.


                           1998 DIRECTOR OPTION PLAN


    Non-employee directors are entitled to participate in the 1998 Director Option Plan. The Director Plan was adopted by the board of directors in December 1998 and approved by the stockholders in January 1999, but it will not become effective until the date of this offering. The Director Plan has a term of ten years, unless terminated sooner by the board. A total of 150,000 shares of common stock have been reserved for issuance under the Director Plan.



    The Director Plan provides for the automatic grant of 15,000 shares of common stock to each non-employee director on the date on which such person first becomes a non-employee director. After the 15,000 share option is granted to the non-employee director, he or she shall automatically be granted an option to purchase 7,500 shares each year on the date of the annual stockholder's meeting of Intraware, if on such date he or she shall have served on the board for at least six months. Each option shall have a term of 10 years. The 15,000 share option shall vest as to 12.5% of the shares subject to the option on the six-month anniversary of the date of grant and monthly thereafter over the following four year period. The 7,500 share option shall vest as to 25% of the shares subject to the option on the six-month anniversary of the date of grant and monthly thereafter over the following two year period. The exercise price of all options shall be 100% of the fair market value per share of the common stock, generally determined with reference to the closing price of the common stock as reported on the Nasdaq National Market on the date of grant.



    In the event of a merger of Intraware or the sale of substantially all of the assets of Intraware, if the option is not assumed or substituted, each option shall become fully vested and exercisable for a period of thirty days from the date the board notifies the optionee of the option's full exercisability, after which period the option shall terminate. If an option is assumed or substituted and the optionee's service as a director is terminated, other than upon a voluntary resignation, the option becomes fully vested. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as a director of Intraware, or within twelve months after such director's termination by death or disability, but not later than the expiration of the option's ten year term.


            EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS


    Intraware has not entered into employment agreements with its executive officers, and their employment may be terminated at any time at the discretion of Intraware's board of directors.


    Under the 1996 Stock Option Plan, whether or not the options are assumed or substituted in a merger or asset sale, each outstanding option will vest and become exercisable to the extent of the shares that would have vested upon December 31 of the year in which the merger is consummated.

            LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION


    Intraware's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (a) any breach of their duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (d) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.



    Intraware's certificate of incorporation and bylaws provide that Intraware shall indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. Intraware believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of indemnified parties. Intraware's bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

    Intraware has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in Intraware's bylaws. These agreements, among other things, provide for indemnification of Intraware's directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer of Intraware or at the request of Intraware. Intraware believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

    The information on this page does not reflect the two-for-one forward stock split effective immediately prior to the effectiveness of this offering.


    In June and July 1997, Intraware issued a total of 1,650,999 shares of Series B preferred stock to various investors at a purchase price of $1.60 per share. Of the total number of shares of Series B preferred stock issued, 312,500 shares were issued to The Hoffman Family Trust and 500,000 shares were issued to entities affiliated with WI Harper Group. The balance of the shares were purchased by accredited investors. On July 28, 1997, Intraware also granted The Hoffman Family Trust a warrant to purchase 15,625 shares of Series B preferred stock in connection with a bridge loan. Mr. Hoffman is the Chairman of the Board of Directors of Intraware and beneficially owns over 5% of Intraware's common stock. WI Harper Group, as a result of this transaction, became beneficial owner of over 5% of Intraware's outstanding capital stock.



    In December 1997, Intraware issued 666,667 shares of Series C preferred stock at a purchase price of $2.25 per share to entities affiliated with Kleiner Perkins Caufield & Byers ("KPCB") which through this transaction became a beneficial owner of over 5% of Intraware's outstanding capital stock.



    In April 1998, Intraware issued an aggregate of 2,189,523 shares of Series D preferred stock to various investors at a purchase price of $5.35 per share. Entities affiliated with Attractor Ventures LLC purchased 560,748 shares, entities affiliated with Canaan Equity Partners, L.L.C. purchased 560,748 shares, entities affiliated with KPCB purchased 93,458 shares and Technology Crossover Ventures purchased 560,748 shares. Mr. Balen, a partner of Canaan, is a member of Intraware's Board of Directors. KPCB beneficially owned more than 5% of Intraware's outstanding capital stock at the time of this financing while each of Attractor, Canaan and TCV became beneficial owners of more than 5% of Intraware's outstanding capital stock as a result of this transaction. The holders of Series D preferred stock are entitled through agreement with Intraware to participate in any directed share program in connection with this offering.



    In July 1998, Intraware loaned to Mr. Jackson $300,000 secured, in part, by the pledge of 1,744,900 shares of Intraware common stock held by Mr. Jackson. Mr. Jackson is President, Chief Executive Officer and a director of Intraware. The note bears interest at the rate of 8%, and interest and principal on the note are due and payable on the earlier of (a) 30 days following this offering,
(b) 90 days following his last day of employment with Intraware or (c) 60 days following the sale of his shares in Intraware in connection with a change in control of Intraware. Unless earlier repaid, the note otherwise matures in July 2000.



    All future transactions, including any loans from Intraware to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders. These transactions, if any, will be on terms no less favorable to Intraware than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table summarizes certain information known to Intraware with respect to the beneficial ownership of its common stock as of December 31, 1998, and as adjusted to reflect the sale of common stock offered hereby by (a) each stockholder known by Intraware to own beneficially more than 5% of its common stock, (b) each of the Named Executive Officers, (c) each director of Intraware,
(d) all directors and executive officers as a group and (e) all other selling stockholders. As of December 31, 1998, there were 19,529,110 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon closing of this offering. The selling stockholders, Peter H. Jackson and Charles G. Davis, Jr., would only sell shares of common stock in the offering in the event the underwriters exercised their over-allotment option. Intraware and Messrs. Jackson and Davis have granted the underwriters an option to purchase up to 350,000 shares, 200,000 shares and 50,000 shares, respectively, to cover over-allotments, if any. Except as otherwise indicated, Intraware believes that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares. Except as otherwise noted, the following officers, directors and stockholders can be reached at the principal offices of Intraware.



                                                                        SHARES BENEFICIALLY       SHARES BENEFICIALLY
                                                                           OWNED PRIOR TO             OWNED AFTER
                                                                            OFFERING(1)              OFFERING(1)(2)
                                                                      ------------------------  ------------------------
                                                                       NUMBER     PERCENTAGE     NUMBER     PERCENTAGE
                                                                      ---------  -------------  ---------  -------------
Peter H. Jackson(3).................................................  3,639,800         18.6%   3,639,800         15.4%
Entities Associated with Mark B. Hoffman(4)                           1,866,250          9.5    1,866,250          7.9
  c/o Intraware, Inc.
  25 Orinda Way
  Orinda, CA 94563..................................................
Entities Affiliated with Kleiner Perkins Caufield & Byers             1,520,250          7.8    1,520,250          6.5
  2750 Sand Hill Road
  Menlo Park, CA 94025..............................................
Entities Associated with Charles G. Davis, Jr.(5)                     1,290,000          6.6    1,290,000          5.5
  c/o Intraware, Inc.
  25 Orinda Way
  Orinda, CA 94563..................................................
Entities Affiliated with Attractor Ventures L.L.C.                    1,121,496          5.7    1,121,496          4.8
  110 Burlingame Avenue
  Burlingame, CA 94010..............................................
Entities Affiliated with Canaan Equity Partners, L.L.C.(6)            1,121,496          5.7    1,121,496          4.8
  2884 Sand Hill Road, Suite 115
  Menlo Park, CA 94025..............................................
Entities Affiliated with Technology Crossover Management II, L.L.C.   1,121,496          5.7    1,121,496          4.8
  56 Main Street, Suite 210
  Milburn, NJ 07041.................................................
Entities Affiliated with WI Harper Group                              1,000,000          5.1    1,000,000          4.3
  50 California Street, Suite 2920
  San Francisco, CA 94111...........................................
Paul A. Martinelli(7)...............................................    840,000          4.3      840,000          3.6
Donald M. Freed(8)..................................................    598,346          3.1      598,346          2.5
Norman A. Pensky(9).................................................    250,000          1.3      250,000          1.1
Laurence M. Baer(10)................................................     30,000        *           30,000        *
Mary Ann Byrnes(11).................................................     30,000        *           30,000        *
Ronald E. F. Codd(12)...............................................     30,000        *           30,000        *
John V. Balen(13)...................................................         --           --           --           --
All directors and officers as a group (17 persons)(14)..............  9,631,872         48.5    9,631,872         40.4


------------------------------


*   Less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 1998 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the table above, the address of each of the individuals listed in the table is Intraware, Inc., 25 Orinda Way, Orinda, California 94563.



(2) Assumes no exercise of the underwriters' over-allotment option. As part of the underwriters' 600,000 share over-allotment option, each of Messrs. Jackson and Davis has granted the underwriters an option to purchase 200,000 and 50,000 shares of common stock, respectively, to cover over-allotments, if any. If the underwriters exercise this over-allotment option in full, Messrs. Jackson and Davis will beneficially own 3,439,800 shares (14.4%) and 1,240,000 shares (5.2%), respectively, of the outstanding common stock after the offering. Mr. Jackson is President, Chief Executive Officer and a member of the board of directors of Intraware. Mr. Davis is Vice Chairman of the board of directors of Intraware.



(3) Mr. Jackson is a founder, President, Chief Executive Officer and a member of the board of directors of Intraware. Includes 50,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998, all of which, if exercised, would be subject to repurchase by Intraware pursuant to Intraware's 1996 Stock Option Plan, at cost, in the event Mr. Jackson ceases to be an employee of Intraware. As of December 31, 1998, 70,834 of the shares held by Mr. Jackson issued pursuant to the exercise of stock options under Intraware's 1996 Stock Option Plan were subject to repurchase by Intraware, at cost, in the event Mr. Jackson ceases to be an employee of Intraware. The right of repurchase lapses at the rate of 1/4 upon the expiration of one year from the date of grant and 1/48 each month thereafter. The right of repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets. In addition, as of December 31, 1998, 583,334 shares were subject to repurchase by Intraware, at cost, pursuant to a Founder's Stock Purchase Agreement between Mr. Jackson and Intraware, which repurchase right lapses at the rate of 1/36th of the initial number of shares purchased subject to such right upon the expiration of each full month after the date of purchase.



(4) Mr. Hoffman is Chairman of the Board of Directors of Intraware. Includes 40,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998, of which, if exercised, 34,166 of the shares would be subject to repurchase by Intraware, at cost, in the event Mr. Hoffman ceases to be an employee of Intraware. The right of repurchase lapses at the rate of 1/4 upon the expiration of one year from the date of grant and 1/48 upon the expiration of each month thereafter. The right of repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets. Includes 1,826,250 shares held by Mark B. Hoffman, trustee of The Hoffman Family Trust. Mr. Mark B. Hoffman exercises control over all the entities. Excludes 40,000 shares held by the Annie Eleanor Hoffman 1993 Revocable Trust of which Mr. Hoffman disclaims beneficial ownership. Excludes 40,000 shares held by the Andrew Mark Hoffman 1993 Revocable Trust of which Mr. Hoffman disclaims beneficial ownership.



(5) Mr. Davis is Vice Chairman of the Board of Directors of Intraware. Includes 40,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998, of which, if exercised, 34,166 of the shares would be subject to repurchase by Intraware, at cost, in the event Mr. Davis ceases to be an employee of Intraware. The right of repurchase lapses at the rate of 1/4 at one year from the date of grant and 1/48 each month thereafter. The right of repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets. Includes 400,000 shares held by Charles G. Davis, Jr., Trustee of the Charles G. Davis, Jr., Trust Agreement dated 1/90 and 600,000 shares held by the Davis Family-54447-LLC. Mr. Charles G. Davis, Jr., exercises control over all the entities.



(6) John V. Balen is a principal of Canaan Equity Partners, L.L.C. the general partner of Canaan Equity, L.P. Mr. Balen disclaims benficial ownership of the shares held by Canaan Equity, L.P., except to the extent of his pecuniary interest arising from his interest as a principal of Canaan Equity Partners, L.L.C., the general partner of Canaan Equity Partners, L.P. Mr. Balen is a member of the Board of Directors of Intraware.



(7) Mr. Martinelli is Senior Vice President and Chief Technology Officer of Intraware. Includes 30,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998, all of which, if exercised, would be subject to repurchase by Intraware, pursuant to Intraware's 1996 Stock Option Plan, at cost, in the event Mr. Martinelli ceases to be an employee of Intraware. As of December 31, 1998, 42,500 of the shares held by Mr. Martinelli issued pursuant to the exercise of stock options under Intraware's 1996 Stock Option Plan were subject to repurchase by Intraware, at cost, in the event Mr. Martinelli ceases to be an employee of Intraware. The right of repurchase of shares granted pursuant to the 1996 Stock Option Plan lapses at the rate of 1/4 upon the expiration of one year from the date of grant and 1/48 upon the expiration of each month thereafter. The right of repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets. In addition, as of December 31, 1998, 187,500 shares are subject to repurchase by Intraware, at cost, pursuant to a founder's stock purchase agreement between Mr. Martinelli and Intraware, which repurchase right lapses at the rate of 1/36th of the initial number of shares purchased upon expiration of each full month after the date of purchase.



(8) Mr. Freed is Executive Vice President and Chief Financial Officer of Intraware. Includes 30,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998, all of which, if exercised, would be subject to repurchase by Intraware pursuant to Intraware's 1996 Stock Option Plan, at cost, in the event Mr. Freed ceases to be an employee of Intraware. As of December 31, 1998, 42,500 of the shares held by Mr. Freed issued pursuant to the exercise of stock options under Intraware's 1996 Stock Option Plan were subject to repurchase by Intraware, at cost, in the event Mr. Freed ceases to be an employee of Intraware. The right of repurchase of shares granted pursuant to the 1996 Stock Option Plan lapses at the rate of 1/4 at one year from the date of grant and 1/48 each month thereafter. The right or repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets. In addition, as of December 31, 1998, 125,000 shares are subject to repurchase by Intraware, at cost, pursuant to a Founder's Stock

    Purchase Agreement between Mr. Freed and Intraware, which repurchase right lapses at the rate of 1/36th of the initial number of shares purchased upon expiration of each full month after the date of purchase.



(9) Mr. Pensky is Intraware's Vice President of Sales. As of December 31, 1998, 131,250 of the shares held by Mr. Pensky issued pursuant to the exercise of stock options under Intraware's 1996 Stock Option Plan were subject to repurchase by Intraware, at cost, in the event Mr. Pensky ceases to be an employee of Intraware. The right of repurchase lapses at the rate of 1/4 at one year from the date of grant and 1/48 each month thereafter. Intraware's right of repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets.



(10) Mr. Baer is a member of the board of directors of Intraware. Includes 30,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998, all of which, if exercised, would be subject to repurchase by Intraware pursuant to Intraware's 1996 Stock Option Plan, at cost, in the event Mr. Baer ceases to be an employee of Intraware. Intraware's right of repurchase lapses at the rate of 1/4 upon the expiration of one year from the date of grant and 1/48 upon the expiration of each month thereafter. The right of repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets.



(11) Ms. Byrnes is a member of the board of directors of Intraware. As of December 31, 1998, all 30,000 of the shares held by Ms. Byrnes issued pursuant to the exercise of stock options under Intraware's 1996 Stock Option Plan were subject to repurchase by Intraware, at cost, in the event Ms. Byrnes ceases to be an employee of Intraware. Intraware's right of repurchase lapses at the rate of 1/4 upon the expiration of one year from the date of grant and 1/48 upon the expiration of each month thereafter. The right or repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets.



(12) Mr. Codd is a member of the board of directors of Intraware. Includes 30,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998, all of which, if exercised, would be subject to repurchase by Intraware pursuant to Intraware's 1996 Stock Option Plan, at cost, in the event Mr. Codd ceases to be an employee of Intraware. Intraware's right of repurchase lapses at the rate of 1/4 upon the expiration of one year from the date of grant and 1/48 upon the expiration of each month thereafter. The right of repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets.



(13) Mr. Balen did not hold any shares of Intraware's capital stock as of December 31, 1998 and does not hold any options exercisable within 60 days of December 31, 1998. Mr. Balen is a principal of Canaan Equity Partners, L.L.C. the general partner of Canaan Equity, L.P. Mr. Balen disclaims benficial ownership of the shares held by Canaan Equity L.P., except to the extent of his pecuniary interest arising from his interest as a principal of Canaan Equity Partners, L.L.C., the general partner of Canaan Equity Partners, L.P. Mr. Balen is a member of the Board of Directors of Intraware.



(14) Includes an aggregate of 655,000 shares exercisable within 60 days of December 31, 1998. Certain of these shares are subject to repurchase at cost, which right of repurchase lapses at the rate of 1/4th at the end of one year from the date of grant and 1/48th of each month thereafter. The right of repurchase lapses in part upon consummation of a merger of Intraware or a sale of substantially all of its assets.

                          DESCRIPTION OF CAPITAL STOCK

                                    GENERAL


    Upon the completion of this offering, Intraware will be authorized to issue 250,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of Intraware's capital stock does not purport to be complete and is subject to and qualified in its entirety by Intraware's certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.


                                  COMMON STOCK


    As of December 31, 1998, there were 19,529,110 shares of common stock outstanding which were held of record by approximately 156 stockholders, as adjusted to the forward two-for-one stock split of all outstanding common stock, and conversion of all outstanding shares of convertible preferred stock into an aggregate of 12,045,628 shares of common stock, which will occur upon the closing of this offering.



    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Intraware, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.


                                PREFERRED STOCK


    The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Intraware without further action by the stockholders. Immediately prior to the closing no shares of preferred stock will be outstanding, and Intraware has no present plans to issue any shares of preferred stock.


                                    WARRANTS


    At December 31, 1998, there were warrants outstanding to purchase 24,000 shares of Series A preferred stock, 31,250 shares of Series B preferred stock, and 8,878 shares of Series D preferred stock, which are convertible in the aggregate into 128,256 shares of common stock.


                              REGISTRATION RIGHTS


    The holders of 16,758,928 shares of common stock and the holders of warrants to purchase preferred stock convertible into 128,256 shares of common stock (the "registrable securities") or their permitted transferees are entitled to certain rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between Intraware and the holders of registrable securities. Under these registration rights, beginning 180 days following the date of this prospectus, holders of at least 50% of the then outstanding registrable securities or at least 60% of the then outstanding registrable securities issued upon conversion of the Series D preferred stock may require on up to two occasions that Intraware register their shares for public resale. Intraware is obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $10,000,000 and if either (a) the holders of at least 50% of such shares or (b) at least 60% of the then outstanding registrable securities issued upon conversion of the Series D preferred stock request registration. Also, holders of registrable securities may require on four separate occasions that Intraware register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $1,000,000. Furthermore, in the event Intraware elects to register any of its shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but Intraware may reduce the number of shares proposed to be registered in view of market conditions. These registration rights have been waived with respect to this offering. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by Intraware. All registration rights will terminate four years following the consummation of this offering, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any 90 day period under Rule 144 of the Securities Act.


      DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS


    Certain provisions of Delaware law and Intraware's certificate of incorporation and bylaws could make more difficult the acquisition of Intraware by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Intraware to first negotiate with Intraware's board. Intraware believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Intraware outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.



    ELECTION AND REMOVAL OF DIRECTORS. Effective with the first annual meeting of stockholders following this offering, Intraware's restated articles provide for the division of Intraware's board of directors into three classes, as nearly equal in number as possible. The directors in each class will serve for a three-term and one class being elected each year by Intraware's stockholders. See "Management-Board of Directors and Executive Officers." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Intraware because it generally makes it more difficult for stockholders to replace a majority of the directors.



    STOCKHOLDER MEETINGS. Under Intraware's restated bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.



    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Intraware's restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.



    DELAWARE ANTITAKEOVER LAW. Intraware is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.



    ELIMINATION OF STOCKHOLDER ACTION BY WRITTEN CONSENT. Intraware's restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.



    ELIMINATION OF CUMULATIVE VOTING. Intraware's restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.



    UNDESIGNATED PREFERRED STOCK. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Intraware. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Intraware.



    AMENDMENT OF RESTATED CHARTER. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.


                          TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for the common stock is Harris Trust Company of California.


                         NASDAQ NATIONAL MARKET LISTING


    We have applied for listing on the Nasdaq National Market under the symbol "ITRA."

                        SHARES ELIGIBLE FOR FUTURE SALE


    Prior to this offering, there has been no market for the common stock of Intraware, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair Intraware's ability to raise capital through sale of its equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of common stock of Intraware in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of Intraware to raise equity capital in the future.



    Upon completion of this offering, Intraware will have outstanding 23,529,110 shares of common stock based upon shares outstanding as of December 31, 1998, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants that do not expire prior to completion of this offering. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of Intraware as that term is defined in Rule 144 under the Securities Act. The remaining 19,529,110 shares of common stock held by existing stockholders are "Restricted Shares" as that term is defined in Rule 144. All such Restricted Shares are subject to lock-up agreements providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any securities of Intraware that are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the lock-up agreement) for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be resellable until 181 days after the date of this Prospectus. Beginning 181 days after the date of this Prospectus, approximately 19,529,110 Restricted Shares will be eligible for sale in the public market, all of which are subject to volume limitations under Rule 144, except 3,661,998 shares eligible for sale under Rule 144(k) and 1,104,682 shares eligible for sale under Rule 701 (subject in some cases to repurchase rights in favor of Intraware). In addition, as of December 31, 1998, there were outstanding 1,800,158 options and warrants to purchase preferred stock convertible into 128,256 shares of common stock, some of which will be exercised prior to this offering. All such options and warrants are subject to lock-up agreements. Credit Suisse First Boston may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements, however any release shall apply pro-rata to all stockholders subject to such lock-up agreements.



    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned Restricted Shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (a) 1% of the number of shares of common stock then outstanding which will equal approximately 235,261 shares immediately after this offering; or (b) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Intraware.

Under Rule 144(k), a person who is not deemed to have been an affiliate of Intraware at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.



    Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to Intraware who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Credit Suisse First Boston.



    Within 90 days following the effectiveness of this offering, Intraware will
file a Registration Statement on Form S-8 registering         shares of common
stock subject to outstanding options or reserved for future issuance under its stock plans. As of December 31, 1998, options to purchase a total 1,800,158 shares were outstanding and 3,766,360 shares were reserved for future issuance under Intraware's stock plan. common stock issued upon exercise of outstanding vested options or issued pursuant to Intraware's Purchase Plan, other than common stock issued to affiliates of Intraware is available for immediate resale in the open market.



    Also beginning six months after the date of this offering, holders of 16,758,928 Restricted Shares and holders of warrants to purchase preferred stock convertible into 128,256 shares of common stock will be entitled to certain rights with respect to registration of such shares for sale in the public market. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

                             ADDITIONAL INFORMATION


    Intraware has filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Intraware and such common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                                  UNDERWRITING


    Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1999, the underwriters named below, for whom
Credit Suisse First Boston Corporation, BancBoston Robertson Stephens Inc. and Hambrecht & Quist LLC are acting as representatives, have severally but not jointly agreed to purchase from Intraware the following respective numbers of shares of common stock:



                                         UNDERWRITERS                                            NUMBER OF SHARES
-----------------------------------------------------------------------------------------------  -----------------
Credit Suisse First Boston Corporation.........................................................
BancBoston Robertson Stephens Inc..............................................................
Hambrecht & Quist LLC..........................................................................
                                                                                                 -----------------
    Total......................................................................................       4,000,000
                                                                                                 -----------------
                                                                                                 -----------------



    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the shares of common stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.



    Intraware and the Selling Stockholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this
prospectus to purchase up to             additional shares at the initial public
offering price less the underwriting discounts and commissions, all as set forth in the table below. Such option may be exercised only to cover over-allotments in the sale of shares of common stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as it was obligated to purchase pursuant to the Underwriting Agreement.



    Intraware has been advised by the Representatives that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this prospectus and, through the Representatives,
to certain selling group members at such price less a concession of $    per
share, and the Underwriters and such selling group members may allow a discount
of $      per share on sales to certain other broker/ dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.


    The following table summarizes the compensation to be paid to the Underwriters by Intraware and the Selling Stockholders, and the expenses payable by Intraware.


                                                                                                TOTAL
                                                                                    ------------------------------
                                                                                    WITHOUT OVER-     WITH OVER-
                                                                        PER SHARE     ALLOTMENT       ALLOTMENT
                                                                        ----------  --------------  --------------
Underwriting Discounts and Commissions paid by Intraware..............  $            $               $
Expenses payable by the Intraware.....................................  $            $               $
Underwriting Discounts and Commissions paid by Selling Stockholders...  $            $               $
Expenses payable by the Selling Stockholders..........................  $            $               $

    Intraware, its officers and directors and certain other shareholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of common stock or securities convertible into or exchangeable or exercisable for any shares of Intraware without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances by Intraware pursuant to the exercise of employee stock options outstanding on the date hereof.


    Of the 4,000,000 shares of common stock to be sold in this offering, the Underwriters have reserved for sale, at the price to public set forth on the cover page of this prospectus, up to 200,000 shares as follows: (1) at Intraware's request, up to 80,000 shares for Intraware's directors, officers, employees and business associates and (2) up to an additional 120,000 shares for the holders of Intraware's preferred stock in connection with a preexisting contractual right between Intraware and those holders. As a result, the number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. The Underwriters will offer to the general public (on the same basis as the other shares to be sold in this offering) any reserved shares that are not so purchased.


    Intraware has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.


    Intraware has applied to list the shares of common stock on The Nasdaq National Market under the symbol "ITRA".



    Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between Intraware and the Representatives. The principal factors to be considered in determining the public offering price include: the information set forth in this prospectus and otherwise available to the Representatives; the history and the prospects for the industry in which Intraware will compete; the ability of Intraware's management; the prospects for future earnings of Intraware; the present state of Intraware's development and its current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.



    The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate members are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.



    Hambrecht & Quist LLC purchased an aggregate of 186,916 shares of Series D preferred stock of Intraware which are convertible into 373,832 shares of common stock on the same terms as other investors in the private placement, for a total purchase price of $1,000,000.60. The purchase of such shares has been deemed by the National Association of Securities Dealers, Inc. to constitute underwriting compensation. As a result, such affiliates of Hambrecht & Quist LLC have agreed that they will not sell, transfer, assign or hypothecate such shares for a period of one year from January 29, 1999, except to officers or partners (not directors) of the underwriter and members of the selling group and/or their officers or partners.


                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS


    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that Intraware prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.


REPRESENTATIONS OF PURCHASERS


    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to Intraware, the certain selling stockholders, as applicable, and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions."


RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein and the certain selling stockholders, as applicable, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS


    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Intraware. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.


TAXATION AND ELIGIBILITY FOR INVESTMENT


    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS


    The validity of the common stock offered hereby will be passed upon for Intraware by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Gunderson Dettmer Stough Villenueve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this prospectus, WS Investment Company 97A, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation as well as certain individual attorneys of this firm, beneficially own an aggregate of 116,842 shares of Intraware's common stock.


                                    EXPERTS


    The financial statements as of February 28, 1997 and 1998 and November 30, 1998, and for the period from August 14, 1996 (inception) through February 28, 1997, the year ended February 28, 1998 and the nine month periods ended November 30, 1997 and 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                INTRAWARE, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................     F-2

Balance Sheet..............................................................................................     F-3

Statement of Operations....................................................................................     F-4

Statement of Stockholders' Equity..........................................................................     F-5

Statement of Cash Flows....................................................................................     F-6

Notes to Financial Statements..............................................................................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS


    The recapitalization described in Note 11 to the financial statements has not been consummated at December 18, 1998. When it has been consummated, we will be in a position to furnish the following report:


    "To the Board of Directors and Stockholders of Intraware, Inc.


        In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Intraware, Inc. (the "Company") at February 28, 1997 and 1998 and November 30, 1998, and the results of its operations and its cash flows for the period from August 14, 1996 (inception) through February 28, 1997, the year ended February 28, 1998 and the nine month periods ended November 30, 1997 and 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."


PricewaterhouseCoopers LLP
San Jose, California
December 14, 1998

                                INTRAWARE, INC.

                                 BALANCE SHEET

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                        FEBRUARY 28,
                                                                                       ---------------  NOVEMBER 30,
                                                                                        1997    1998        1998
                                                                                       ------  -------  ------------
                                                                                                                        PRO FORMA
                                                                                                                       STOCKHOLDERS'
                                                                                                                        EQUITY AT
                                                                                                                       NOVEMBER 30,
                                                                                                                           1998
                                                                                                                       ------------
                                                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................................................  $  303  $   612    $  5,413
  Accounts receivable, net...........................................................       2    3,126      11,096
  Prepaid license and services.......................................................       5   10,354      16,770
  Other current assets...............................................................      31      197       3,735
                                                                                       ------  -------  ------------
    Total current assets.............................................................     341   14,289      37,014
Property and equipment, net..........................................................     662    1,078       1,555
Other assets.........................................................................      23       17         352
                                                                                       ------  -------  ------------
    Total assets                                                                       $1,026  $15,384    $ 38,921
                                                                                       ------  -------  ------------
                                                                                       ------  -------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank borrowings....................................................................  $ --    $ 1,754    $  1,171
  Accounts payable...................................................................      80    9,440      17,779
  Accrued expenses...................................................................     104      781       1,800
  Deferred revenue...................................................................    --      2,450      12,685
  Lease obligations, current.........................................................      71       84         200
                                                                                       ------  -------  ------------
    Total current liabilities........................................................     255   14,509      33,635
Lease obligations, long-term.........................................................     189      105         225
                                                                                       ------  -------  ------------
    Total liabilities................................................................     444   14,614      33,860
                                                                                       ------  -------  ------------
Commitments (Note 6)

Stockholders' equity:
  Convertible preferred stock; issuable in series, $0.0001 par value; 8,000 shares authorized, actual, 1,500, 3,834 and 6,023 actual shares issued and outstanding, respectively; 10,000 shares authorized, no shares issued and outstanding, pro
    forma (unaudited)................................................................    --      --              1       $ --
  Common stock, $0.0001 par value; 40,000 shares authorized, actual, 5,250, 5,376 and
    6,930 actual shares issued and outstanding, respectively; 250,000 shares
    authorized, 18,976 shares issued and outstanding, pro forma (unaudited)..........       1        1           1              2
  Additional paid-in capital.........................................................   1,525    6,187      19,858         19,858
  Unearned compensation..............................................................    --       (492)     (2,033)        (2,033)
  Accumulated deficit................................................................    (944)  (4,926)    (12,766)       (12,766)
                                                                                       ------  -------  ------------   ------------
    Total stockholders' equity.......................................................     582      770       5,061       $  5,061
                                                                                       ------  -------  ------------   ------------
                                                                                                                       ------------
                                                                                       $1,026  $15,384    $ 38,921
                                                                                       ------  -------  ------------
                                                                                       ------  -------  ------------


   The accompanying notes are an integral part of these financial statements.

                                INTRAWARE, INC.

                            STATEMENT OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               AUGUST 14, 1996
                                                                 (INCEPTION)                   NINE MONTHS ENDED
                                                                   THROUGH       YEAR ENDED       NOVEMBER 30,
                                                                FEBRUARY 28,    FEBRUARY 28,  --------------------
                                                                    1997            1998        1997       1998
                                                               ---------------  ------------  ---------  ---------
Net revenues:
  Software product sales.....................................     $       6      $   10,383   $   5,331  $  23,027
  Online services............................................        --                   4      --          1,529
                                                                     ------     ------------  ---------  ---------
      Total net revenues.....................................             6          10,387       5,331     24,556
                                                                     ------     ------------  ---------  ---------
Cost of net revenues:
  Software product sales.....................................             5           8,348       4,346     19,421
  Online services............................................        --              --          --            470
                                                                     ------     ------------  ---------  ---------
      Total cost of net revenues.............................             5           8,348       4,346     19,891
                                                                     ------     ------------  ---------  ---------
          Gross profit.......................................             1           2,039         985      4,665
                                                                     ------     ------------  ---------  ---------
Operating expenses:
  Sales and marketing........................................           233           3,496       2,037      8,738
  Product development........................................           253             951         604      1,298
  General and administrative.................................           467           1,492       1,016      2,492
                                                                     ------     ------------  ---------  ---------
      Total operating expenses...............................           953           5,939       3,657     12,528
                                                                     ------     ------------  ---------  ---------
Loss from operations.........................................          (952)         (3,900)     (2,672)    (7,863)
Interest expense.............................................           (12)           (103)        (52)      (154)
Interest and other income, net...............................            20              21           9        177
                                                                     ------     ------------  ---------  ---------
Net loss.....................................................     $    (944)     $   (3,982)  $  (2,715) $  (7,840)
                                                                     ------     ------------  ---------  ---------
                                                                     ------     ------------  ---------  ---------
Net loss per share:
  Basic and diluted..........................................     $   (1.36)     $    (2.02)  $   (1.53) $   (2.25)
                                                                     ------     ------------  ---------  ---------
                                                                     ------     ------------  ---------  ---------
  Weighted average shares....................................           694           1,972       1,776      3,492
                                                                     ------     ------------  ---------  ---------
                                                                     ------     ------------  ---------  ---------
Pro forma net loss per share:
  Basic and diluted (unaudited)..............................                    $    (0.51)             $   (0.53)
                                                                                ------------             ---------
                                                                                ------------             ---------
  Weighted average shares (unaudited)........................                         7,763                 14,765
                                                                                ------------             ---------
                                                                                ------------             ---------

   The accompanying notes are an integral part of these financial statements.

                                INTRAWARE, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                           CONVERTIBLE PREFERRED
                                                   STOCK                 COMMON STOCK       ADDITIONAL
                                          ------------------------  ----------------------    PAID-IN      UNEARNED     ACCUMULATED
                                            SHARES       AMOUNT      SHARES      AMOUNT       CAPITAL    COMPENSATION     DEFICIT
                                          -----------  -----------  ---------  -----------  -----------  -------------  ------------
Issuance of common stock to Founders....      --        $  --           5,250   $       1    $      25     $  --         $   --
Issuance of Series A convertible
  preferred stock.......................       1,500       --          --          --            1,500        --             --
Net loss................................      --           --          --          --           --            --               (944)
                                               -----        -----   ---------       -----   -----------  -------------  ------------
Balance at February 28, 1997............       1,500       --           5,250           1        1,525        --               (944)

Issuance of Series B convertible
  preferred stock.......................       1,651       --          --          --            2,642        --             --
Issuance of Series C convertible
  preferred stock.......................         667       --          --          --            1,500        --             --
Exercise of Series B warrant............          16       --          --          --               25        --             --
Exercise of stock options...............      --           --             126      --                3        --             --
Unearned compensation...................      --           --          --          --              492          (492)        --
Net loss................................      --           --          --          --           --            --             (3,982)
                                               -----        -----   ---------       -----   -----------  -------------  ------------
Balance at February 28, 1998............       3,834       --           5,376           1        6,187          (492)        (4,926)

Issuance of Series D convertible
  preferred stock.......................       2,189            1      --          --           11,713        --             --
Exercise of stock options...............      --           --           1,554      --              153        --             --
Unearned compensation...................      --           --          --          --            1,805        (1,805)        --
Amortization of unearned compensation...      --           --          --          --           --               264         --
Net loss................................      --           --          --          --           --            --             (7,840)
                                               -----        -----   ---------       -----   -----------  -------------  ------------
Balance at November 30, 1998............       6,023    $       1       6,930   $       1    $  19,858     $  (2,033)    $  (12,766)
                                               -----        -----   ---------       -----   -----------  -------------  ------------
                                               -----        -----   ---------       -----   -----------  -------------  ------------


                                            TOTAL
                                          ---------
Issuance of common stock to Founders....  $      26
Issuance of Series A convertible
  preferred stock.......................      1,500
Net loss................................       (944)
                                          ---------
Balance at February 28, 1997............        582
Issuance of Series B convertible
  preferred stock.......................      2,642
Issuance of Series C convertible
  preferred stock.......................      1,500
Exercise of Series B warrant............         25
Exercise of stock options...............          3
Unearned compensation...................     --
Net loss................................     (3,982)
                                          ---------
Balance at February 28, 1998............        770
Issuance of Series D convertible
  preferred stock.......................     11,714
Exercise of stock options...............        153
Unearned compensation...................     --
Amortization of unearned compensation...        264
Net loss................................     (7,840)
                                          ---------
Balance at November 30, 1998............  $   5,061
                                          ---------
                                          ---------


   The accompanying notes are an integral part of these financial statements.

                                INTRAWARE, INC.

                            STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                AUGUST 14, 1996
                                                                  (INCEPTION)                   NINE MONTHS ENDED
                                                                    THROUGH       YEAR ENDED       NOVEMBER 30,
                                                                 FEBRUARY 28,    FEBRUARY 28,  --------------------
                                                                     1997            1998        1997       1998
                                                                ---------------  ------------  ---------  ---------
Cash flows from operating activities:
  Net loss....................................................     $    (944)     $   (3,982)  $  (2,715) $  (7,840)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
      Depreciation and amortization...........................            42             270         182        384
      Amortization of unearned compensation...................        --              --          --            264
      Provision for doubtful accounts.........................        --                  32          25     --
      Changes in assets and liabilities:
        Accounts receivable...................................            (2)         (3,156)     (1,768)    (7,970)
        Prepaid license and services..........................            (5)        (10,349)     (5,105)    (6,416)
        Other current assets..................................           (31)           (166)       (261)    (3,538)
        Other assets..........................................           (23)              6           9       (335)
        Accounts payable......................................            80           9,360       4,486      8,339
        Accrued expenses......................................           104             677         668      1,019
        Deferred revenue......................................        --               2,450       1,338     10,235
                                                                     -------     ------------  ---------  ---------
Net cash used in operating activities.........................          (779)         (4,858)     (3,141)    (5,858)
                                                                     -------     ------------  ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment..........................          (428)           (686)       (444)      (477)
                                                                     -------     ------------  ---------  ---------
Cash flows from financing activities:
  Proceeds from bank borrowings...............................        --               5,660       1,050      2,359
  Payments on bank borrowings.................................        --              (3,906)       (300)    (2,942)
  Proceeds from preferred stock, net..........................         1,500           4,142       2,642     11,714
  Proceeds from common stock..................................            26              28      --            153
  Proceeds from exercise of warrant...........................        --              --              25     --
  Principal payments on capital lease obligation..............           (16)            (71)        (52)      (148)
                                                                     -------     ------------  ---------  ---------
Net cash provided by financing activities.....................         1,510           5,853       3,365     11,136
                                                                     -------     ------------  ---------  ---------
Increase (decrease) in cash and cash equivalents..............           303             309        (220)     4,801
Cash and cash equivalents at beginning of period..............        --                 303         303        612
                                                                     -------     ------------  ---------  ---------
Cash and cash equivalents at end of period....................     $     303      $      612   $      83  $   5,413
                                                                     -------     ------------  ---------  ---------
                                                                     -------     ------------  ---------  ---------

Supplemental disclosure of cash flow information:
  Cash paid for interest......................................     $      12      $       87   $      52  $     154

Non-cash investing activities:
  Property and equipment leases...............................     $     276      $   --       $  --      $     368


   The accompanying notes are an integral part of these financial statements.

                                INTRAWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY


    Intraware, Inc. was incorporated in Delaware on August 14, 1996. Intraware is a leading provider of Internet-based business-to-business software services for information technology professionals and business software vendors. Through Intraware's electronic software delivery and outsourcing services technologies, Intraware acts as an objective intermediary in the software decision-making process. Intraware's branded, integrated service offerings enable software decision-makers to evaluate, purchase, deploy and maintain their business software assets more effectively. Intraware's online services allow business software vendors to effectively market, sell and distribute products to a targeted customer base of information technology professionals.


USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS


    Intraware considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of short-term certificates of deposit.


CONCENTRATION OF CREDIT RISK


    Financial instruments that potentially subject Intraware to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. Intraware's accounts receivable are derived from revenue earned from customers located primarily in the U.S. Intraware performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Intraware maintains an allowance for doubtful accounts receivable based upon its historical experience and the expected collectibility of all accounts receivable.



    During the period from August 14, 1996 (inception) through February 28, 1997, the year ended February 28, 1998 and the nine month period ended November 30, 1997, no customers accounted for greater than 10% of total net revenue. During the nine month period ended November 30, 1998, two customers each accounted for greater than 10% of the total net revenue. These customers accounted for $2.9 million and $2.6 million of total net revenue.



    As of February 28, 1997, no customer accounted for greater than 10% of Intraware's accounts receivable. As of February 28, 1998 and November 30, 1998 four and three customers accounted for greater than 10% of Intraware's accounts receivable, respectively.


FAIR VALUE OF FINANCIAL INSTRUMENTS


    Intraware's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, debt, and capital lease obligations, are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

                                INTRAWARE, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) PROPERTY AND EQUIPMENT

    Property, equipment and leasehold improvements are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years or the lease term of the respective assets, if shorter.

REVENUE RECOGNITION

    Software product sales revenue results from the sale of third party software products to corporate customers and is recognized when there is evidence of an arrangement for a fixed and determinable fee that is probable of collection and the software is available for customer download through intraware.shop. Software maintenance revenue results from the sale of third-party software maintenance agreements and is recognized ratably over the service period.

    Online services revenue results from software maintenance outsourcing arrangements with third-party software vendors delivered through SUBSCRIBNET and from various fee-base subscription research services. Such revenues are recognized ratably over the service period.


DEFERRED REVENUE



    Deferred revenue consists primarily of billings or payments received in advance of revenue recognition from the sale of maintenance, SUBSCRIBNET and IT KNOWLEDGE SERVICES and is recognized as revenue ratably over the service period.



PREPAID LICENSES AND SERVICES



    Prepaid license and services consist primarily of orders for license and subscription services in advance of resell and is expensed when the related revenue is recognized. In addition to these orders, prepaid services consist of third party maintenance that has been deferred, such maintenance costs will be recognized over the service period.


PRODUCT DEVELOPMENT COSTS


    Product development costs include expenses incurred by Intraware to develop, enhance, manage, monitor and operate Intraware's website and delivery services. Product development costs are expensed as incurred.


ADVERTISING EXPENSE


    Intraware utilizes print and online advertising, trade shows, seminars, direct mail, online promotions and regional marketing development to expand brand and product awareness in the information technology professional community. Costs incurred for presence on third-party web sites are recognized ratably over the term of the arrangements. Costs incurred for Internet page impressions are recognized as such impressions are delivered. All other advertising costs are expensed as incurred.


STOCK-BASED COMPENSATION


    Intraware accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and complies with the disclosure provisions of SFAS No. 123, "Accounting

                                INTRAWARE, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant between the fair value of Intraware's stock and the exercise price.


INCOME TAXES


    Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in Intraware's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.


PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)


    Immediately prior to the effective date of the offering, the conversion rate for all outstanding shares of Series A, Series B, Series C and Series D preferred stock will automatically change to a ratio of two shares of common stock for each share of preferred stock. Simultaneously, the shares of preferred stock will convert into shares of common stock at such two-for-one conversion rate. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma Stockholders' Equity at November 30, 1998.


NET LOSS PER SHARE


    Intraware computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are composed of common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of Series A, Series B, Series C and Series D convertible preferred stock.

                                INTRAWARE, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    The following table sets forth the computation of basic and dilutive net loss per share for the periods indicated, (in thousands, except per share amounts):



                                                         AUGUST 14, 1996
                                                           (INCEPTION)                        NINE MONTHS ENDED
                                                             THROUGH         YEAR ENDED,         NOVEMBER 30,
                                                           FEBRUARY 28,      FEBRUARY 28,    --------------------
                                                               1997              1998          1997       1998
                                                         ----------------  ----------------  ---------  ---------
Numerator
  Net loss.............................................     $     (944)       $   (3,982)    $  (2,715) $  (7,840)

Denominator
  Weighted average shares..............................          4,512             5,274         5,250      5,772
  Weighted average unvested common shares subject to
    repurchase.........................................         (3,818)           (3,302)       (3,474)    (2,280)
  Denominator for basic and diluted calculation........            694             1,972         1,776      3,492

Net loss per share:
  Basic................................................     $    (1.36)       $    (2.02)    $   (1.53) $   (2.25)
  Diluted..............................................     $    (1.36)       $    (2.02)    $   (1.53) $   (2.25)



    The following table sets forth common stock equivalents that are not included in the diluted net income per share calculation above because to do so would be anti dilutive for the periods indicated:



Weighted average effect of common stock stock equivalents:
  Series A Preferred Stock..................         1,271            1,500         1,500      1,500
  Series B Preferred Stock..................        --                1,235         1,099      1,651
  Series C Preferred Stock..................        --                  161        --            667
  Series D Preferred Stock..................        --               --            --          1,819
  Preferred Stock warrants..................            17               43            47         58
  Unvested common shares subject to
    repurchase..............................         3,818            3,302         3,474      2,280
  Employee Stock Options....................           305            1,640         1,390      2,077
                                                   -------          -------     ---------  ---------
                                                     5,411            7,881         7,510     10,052


PRO FORMA NET LOSS PER SHARE (UNAUDITED)


    Pro forma net loss per share for the year ended February 28, 1998 and the nine months ended November 30, 1998, is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic change in conversion rate to one share of preferred stock for two shares of common stock and conversion of Intraware's Series A, Series B, Series C and Series D convertible preferred stock into shares of Intraware's common stock effective upon the closing of Intraware's initial public offering, as if such change in conversion rate and conversion occurred on March 1, 1997 or at date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 5,791,000 and 11,273,000 for the year ended February 28, 1998 and the nine months ended November 30, 1998, respectively. The calculation of diluted net loss per share excludes potential common shares as the effect would be antidilutive. Pro forma potential common shares are composed of common stock subject to repurchase rights and incremental common shares issuable upon the exercise of stock options and warrants.

                                INTRAWARE, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) INTERIM RESULTS


    The interim financial statements as of November 30, 1998 and for the nine months ended November 30, 1997 and 1998, have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly Intraware's financial position, results of operations and cash flows as of November 30, 1998 and for the nine months ended November 30, 1997 and 1998. The results for the nine months ended November 30, 1998 are not necessarily indicative of the results to be expected for the year ending February 28, 1999.


COMPREHENSIVE INCOME


    Effective March 1, 1998, Intraware adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, Intraware has not had any transactions that are required to be reported in comprehensive income.


RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS


    In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Intraware is in the process of determining what impact, if any, the adoption of the provisions of SFAS No. 131 will have on the preparation of its financial statements for the fiscal year ended February 28, 1999.



    In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. Intraware will adopt the provisions of SOP 98-1 in its fiscal year ending February 28, 2000, and does not expect such adoption to have a material effect on Intraware's financial statements.



    In March 1998, AIPCA issued Statement of Position 98-4, "Deferral of the Effective Date of a provision of SOP 97-2 ("SOP 98-4"). SOP 98-4 defers for one year the application of certain provisions of Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"). Different informal and non-authoritative interpretations of certain provisions of SOP 97-2 have arisen and, as a result, the AICPA issued SOP 98-9 in December 1998 which is effective for periods beginning after March 15, 1999. SOP 98-9 extends the effective date of SOP 98-4 and provides additional interpretive guidance. The adoption of SOP 97-2, SOP 98-4 and SOP 98-9 have not had and are not expected to have a material impact on Intraware's results of operations, financial position or cash flows. However, due to

                                INTRAWARE, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

the uncertainties related to the outcome of proposed amendments, the impact on the future financial results of Intraware is not currently determinable.



    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities." ("SFAS 133"), which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS No. 133 is not expected to have an impact on Intraware's results of operations, financial position or cash flows upon the adoption of this standard.


NOTE 2--NETSCAPE COMMUNICATIONS CORP.

ELECTRONIC DISTRIBUTION LICENSE AGREEMENT


    Under an Electronic Distribution License Agreement ("Distribution Agreement"), as amended on October 20, 1998, Intraware is authorized to reproduce, use and electronically distribute Netscape products to end user customers in the United States and Canada. Intraware purchases Netscape products under standard reseller terms on both a prepaid and per unit basis. The Distribution Agreement has an initial term of two years and may be renewed by mutual agreement of the parties for an additional one year period.


NETCENTER SERVICES AGREEMENT


    Under a Netcenter Services Agreement ("Netcenter Agreement") effective September 3, 1998, Intraware obtained the right to maintain a content channel within the Netcenter area of Netscape's Web site targeted at the information technology professional community.



    In exchange for the content channel right, Intraware paid Netscape $1 million, which is being recognized ratably over the one year term of the arrangement. In addition, in exchange for a $4.0 million payment, Netscape agreed to deliver a minimum cumulative number of impressions or page views promoting the content channel within Netcenter. The $4.0 million payment is being recognized as advertising expense over the one year term of the arrangement as such impressions or page views are delivered. At November 30, 1998, the prepaid advertising amount, included in other current assets, was $3.4 million.


SUBSCRIBNET SERVICES AGREEMENT


    Under a Services Agreement ("Services Agreement") effective October 1, 1998, Intraware agreed to provide software update and management services through SUBSCRIBNET to Netscape's worldwide non-consumer customer base. In consideration for the services to be performed by Intraware, Netscape agreed to pay $8 million, which is being recognized ratably over the one year term of the arrangement. At November 30, 1998, $2.5 million of the fee is included in accounts receivable and is scheduled for collection on or before June 1999. At November 30, 1998, deferred revenue under this agreement was $6.7 million.

                                INTRAWARE, INC.

NOTE 3--BALANCE SHEET COMPONENTS:


                                                                    FEBRUARY 28,
                                                                --------------------  NOVEMBER 30,
                                                                  1997       1998         1998
                                                                ---------  ---------  ------------
                                                                          (IN THOUSANDS)
ACCOUNTS RECEIVABLE, NET:
  Accounts receivable.........................................  $       2  $   3,158   $   11,146
  Allowance for doubtful accounts.............................     --            (32)         (50)
                                                                ---------  ---------  ------------
                                                                $       2  $   3,126   $   11,096
                                                                ---------  ---------  ------------
                                                                ---------  ---------  ------------
PROPERTY AND EQUIPMENT, NET:
  Computer equipment..........................................  $     432  $     857   $      846
  Internal-use software.......................................        175        207          277
  Furniture and office equipment..............................         97        261          988
  Leasehold improvements......................................     --         --              140
  Leasehold construction-in-process...........................     --             65       --
                                                                ---------  ---------  ------------
                                                                      704      1,390        2,251
  Less: Accumulated depreciation and amortization.............        (42)      (312)        (696)
                                                                ---------  ---------  ------------
                                                                $     662  $   1,078   $    1,555
                                                                ---------  ---------  ------------
                                                                ---------  ---------  ------------
                                                                       --
ACCRUED EXPENSES:
  Accrued compensation and benefits...........................  $      89  $     474   $      880
  Customer deposits...........................................     --         --              561
  Other.......................................................         15        307          359
                                                                ---------  ---------  ------------
                                                                $     104  $     781   $    1,800
                                                                ---------  ---------  ------------
                                                                ---------  ---------  ------------


    Property and equipment includes $276,000, $276,000 and $644,000 of computer equipment and internal-use software under capital leases at February 28, 1997 and 1998 and November 30, 1998, respectively. Accumulated amortization of assets under capital leases totaled $15,000, $74,000 and $160,000 at February 28, 1997 and 1998 and November 30, 1998, respectively.

NOTE 4--INCOME TAXES:


    At November 30, 1998, Intraware had approximately $11,663,000 of federal and $11,495,000 of state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2012 and 2005, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that Intraware may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. Due to cumulative ownership changes, at November 30, 1998 Intraware may utilize approximately $1,100,000 of federal net operating losses annually to offset future taxable income.

                                INTRAWARE, INC.

NOTE 4--INCOME TAXES: (CONTINUED)
        Net deferred assets are composed of the following (in thousands):

                                                                    FEBRUARY 28,
                                                                --------------------  NOVEMBER 30,
                                                                  1997       1998         1998
                                                                ---------  ---------  -------------
Net operating loss carryforwards..............................  $     373  $     882    $   4,628
Research and experimentation credit carryforwards.............         20         --          217
Cumulative temporary differences..............................         --      1,040          305
Valuation allowance...........................................       (393)    (1,922)      (5,150)
                                                                ---------  ---------       ------
Net deferred tax asset........................................  $      --  $      --    $      --
                                                                ---------  ---------       ------
                                                                ---------  ---------       ------


    Based upon Intraware's limited operating history, losses incurred to date and the difficulty in accurately forecasting Intraware's future results, management does not believe that the realization of the related deferred tax asset meets the recognition criteria required by generally accepted accounting principles and, accordingly, a full valuation allowance has been recorded.


NOTE 5--BORROWINGS:

REVOLVING LOAN AGREEMENT


    At February 28, 1998 and November 30, 1998, Intraware had $1,754,000 and $1,171,000 of outstanding borrowings under a bank revolving loan agreement. Borrowings under the revolving loan bear interest of 1% per annum in excess of the bank's prime rate and are secured by Intraware's tangible personal property. The agreement provides for borrowings of up to $5,000,000 through July, 1999. Under the agreement, Intraware is required to maintain compliance with certain negative and financial covenants. At November 30, 1998, Intraware was in compliance with all such covenants.


NOTE 6--COMMITMENTS:


    Intraware leases its office facilities and certain equipment under noncancelable operating lease agreements which expire at various dates through 2003. The terms of the facility lease provide for rental payments on a graduated scale. Intraware recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid. The lease requires that Intraware pay all costs of maintenance, utilities, insurance and taxes. Rent expense under these leases totaled $53,000, $180,000 and $402,155 during the period from August 14, 1996 (inception) through February 28, 1997, the year ended February 28, 1998 and the nine months ended November 30, 1998, respectively.



    In October 1996, Intraware entered into a lease financing agreement that provides for the lease of computers and office equipment up to $300,000. In July 1998, Intraware entered into a second lease financing arrangement with the same lessor for an amount up to $350,000. Equipment financed under these agreements are subject to repayment over a three year period. At November 30, 1998, purchases of computers and office equipment under this agreement totaled $644,000.

                                INTRAWARE, INC.

NOTE 6--COMMITMENTS: (CONTINUED)
    Future minimum lease payments under all noncancelable operating and capital leases at November 30, 1998 are as follows (in thousands):

YEAR ENDING                                                                  CAPITAL     OPERATING
FEBRUARY 28,                                                                 LEASES       LEASES
-------------------------------------------------------------------------  -----------  -----------
1999.....................................................................   $      61    $     191
2000.....................................................................         256          669
2001.....................................................................         184          690
2002.....................................................................                      252
2003.....................................................................                      104
                                                                                -----   -----------
Total minimum lease payments.............................................         501    $   1,906
                                                                                        -----------
                                                                                        -----------
Less: amount representing interest.......................................         (76)
                                                                                -----
Present value of minimum lease payments..................................         425
Less: current portion....................................................        (200)
                                                                                -----
Long-term lease obligation...............................................   $     225
                                                                                -----
                                                                                -----

NOTE 7--CONVERTIBLE PREFERRED STOCK:


    The following table summarizes convertible preferred stock ($0.0001 par value) at November 30, 1998 (in thousands):


                                                       SHARES
                                              ------------------------  LIQUIDATION     NET
                                              AUTHORIZED   OUTSTANDING    AMOUNT     PROCEEDS
                                              -----------  -----------  -----------  ---------
Series A....................................       1,524        1,500    $   1,500   $   1,500
Series B....................................       1,698        1,667        2,667       2,642
Series C....................................         667          667        1,500       1,500
Series D....................................       2,205        2,189       11,714      11,714
Undesignated................................       1,906       --           --          --
                                              -----------  -----------  -----------  ---------
                                                   8,000        6,023    $  17,381   $  17,356
                                              -----------  -----------  -----------  ---------
                                              -----------  -----------  -----------  ---------


    Intraware's certificate of incorporation, as amended, authorize Intraware to issue 8,000,000 shares of $0.0001 par value preferred stock in the aggregate.



    The rights, privileges and restrictions of holders of Series A, B, C and D convertible preferred stock ("Series A," "Series B," "Series C" and "Series D," respectively) are set forth in Intraware's amended and restated certificate of incorporation, and are summarized as follows:


VOTING


    Each share of Series A, B, C and D has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock. The holders of Series A, B and D are entitled, each as a separate class, to elect two directors, one director and one director, respectively. The holders of common stock are entitled, as a separate class, to elect

                                INTRAWARE, INC.

NOTE 7--CONVERTIBLE PREFERRED STOCK: (CONTINUED)

one director. The holders of Series A, B, C and D together with the holders of common stock are entitled, as a separate class, to elect the remaining director or directors.


DIVIDENDS


    Holders of Series A, B, C and D are entitled to receive noncumulative dividends at the annual rate of $.14, $.24, $.32 and $.74 per share, respectively, when and if declared by the board of directors, prior to payment of dividends on common stock. The holders of Series A, B, C and D will also be entitled to participate in dividends declared on common stock, when and if declared by the board of directors, based on the number of shares of common stock held on as-if-converted basis. No dividends on Series A, B, C and D or common stock have been declared by the board from inception through November 30, 1998.


LIQUIDATION


    In the event of any liquidation, dissolution or winding up of Intraware, including a merger, acquisition or sale of assets where the beneficial owners of Intraware's common stock and convertible preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A, B, C and D are entitled to receive an amount of $.50, $.80, $1.125 and $1.783 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. The remaining assets, if any, shall be distributed ratably to the holders of common stock and convertible preferred stock, on an as-if-converted into common stock basis. Should Intraware's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed among the holders of convertible preferred stock in proportion to the liquidation preferences of such shares then held by them.


CONVERSION


    Each share of Series A, B, C and D is convertible, at the option of the holder, at any time after the date of issuance into shares of common stock based on a conversion rate as defined in the amended and restated certificate of incorporation, which currently results in a conversion rate of one share of common stock for one share of preferred stock. Each share of Series A, B, C and D shall automatically be converted into shares of common stock at the then effective conversion rate upon the closing of an initial public offering of common stock at a price not less than $7.50 per share with gross proceeds of at least $15,000,000. In addition, each share of (1) Series A and B, (2) Series C and (3) Series D shall automatically be converted into shares of common stock at then effective conversion rate on the date of which the (1) majority of Series A and B, (2) the majority of Series C and (3) the holders of more than sixty percent of Series D, respectively, each voting as a single class, elect to convert such shares to common stock.


PREFERRED STOCK WARRANTS


    In October 1996, Intraware issued a warrant to purchase 24,000 shares of Series A preferred stock to a creditor in consideration for equipment lease commitments up to $300,000. The warrant has an exercise price of $1.00 per share and expires in October 2006. Intraware has determined that the warrant had a nominal fair value at the date of issuance.

                                INTRAWARE, INC.

NOTE 7--CONVERTIBLE PREFERRED STOCK: (CONTINUED)

    In July 1997, in connection with a credit facility, Intraware issued the bank a warrant to purchase up to 31,250 shares of Series B preferred stock at an exercise price of $1.60 per share that expire in July 2007. Intraware has determined that the warrants had a nominal fair value at the date of issuance.



    In November 1997, a director exercised a warrant granted in July 1997 in connection with Intraware's Series B financing to purchase 15,625 shares of Series B preferred stock at a purchase price of $1.60. Intraware has determined that the warrants had a nominal fair value at the date of issuance.



    In July 1998, Intraware issued a warrant to purchase 3,671 shares of Series D preferred stock to a creditor in consideration for equipment lease commitments up to $350,000. The warrant has an exercise price of $5.35 per share and expires in July 2008. Intraware has determined that the warrant had a nominal fair value at the date of issuance.



    In September 1998, in connection with an operating lease agreement, Intraware issued the lessor a warrant to purchase shares of Series D preferred stock. The number of shares and price per share is based on a defined formula, initially 5,607 shares with an exercise price of $5.35 per share. The warrant expires in September 2008 or five years from the effective date of Intraware's initial public offering, whichever is shorter. Intraware has determined that the warrant had a nominal fair value on the initial measurement date.


NOTE 8--COMMON STOCK:


    Intraware's Articles of Incorporation, as amended, authorize Intraware to issue 40,000,000 shares of $0.0001 par value common stock.



    As of November 30, 1998, approximately 1,319,000 shares of outstanding founder's common stock were subject to repurchase by Intraware at the original purchase price in the event of voluntary or involuntary termination of employment of the shareholder. Intraware's repurchase right lapses generally over three years. Under certain events of involuntary termination, an additional one-third of shares may lapse immediately. In the event of a merger or substantial sale of assets, all remaining shares would immediately lapse. In the event the repurchase right has lapsed, and in the event of the termination of the shareholder, Intraware has the right to purchase such shares at the fair market value of the shares as determined by the Board of Directors.



    As of November 30, 1998, approximately 1,100,000 shares of outstanding common stock were subject to repurchase by Intraware in the event of voluntary or involuntary termination of employment of the shareholder on stock that was unvested under the 1996 Stock Option Plan. These shares are in addition to the outstanding founder's common stock subject to repurchase as discussed above.

                                INTRAWARE, INC.

NOTE 8--COMMON STOCK: (CONTINUED)

    At November 30, 1998, Intraware had reserved shares of common stock for future issuance as follows (in thousands):



                                                                                  NOVEMBER 30,
                                                                                      1998
                                                                                  ------------
Conversion of Series A Preferred Stock..........................................        3,046
Conversion of Series B Preferred Stock..........................................        3,396
Conversion of Series C Preferred Stock..........................................        1,334
Conversion of Series D Preferred Stock..........................................        4,410
Exercise of options under stock option plan.....................................        3,800
Undesignated....................................................................       24,014
                                                                                  ------------
                                                                                       40,000
                                                                                  ------------
                                                                                  ------------


NOTE 9--EMPLOYEE BENEFIT PLANS:

401(K) SAVINGS PLAN


    Intraware has a savings plan (the "Savings Plan") that qualifies as a defined contribution arrangement under Section 401(a), 401(k) and 501(a) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a percentage (not to exceed 25%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees on the United States payroll of Intraware are eligible to participate in the Plan. Intraware will determine its contributions, if any, based on its current profits and/or retained earnings, however, no contributions have been made since the inception of the Savings Plan.


STOCK OPTION PLANS


    In October 1996, Intraware adopted the 1996 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of Intraware. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Intraware employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Intraware employees and consultants. Intraware has reserved 6,200,000 shares of common stock for issuance under the Plan, plus annual increases equal to the lesser of
(a) 750,000 shares (b) 2% of the outstanding shares on such date or (c) a lesser amount determined by the board.



    The Plan provides that the options shall be exercisable over a period not to exceed ten years from the date of the grant; however, in the case of an ISO granted to a person owning more than 10% of the combined voting power of all classes of the stock of Intraware, the term of the option will be five years from the date of the grant. Options granted by Intraware to date generally vest 25% one year after the date of grant and the remaining options thereafter generally vest in equal monthly installments over the following 36 months.



    In accordance with the Plan, the stated exercise price shall not be less than 85% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that (a) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (b) the exercise price of an

                                INTRAWARE, INC.

NOTE 9--EMPLOYEE BENEFIT PLANS: (CONTINUED)
ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively.

    The following table summarizes stock option activity under the Plan (in thousands, except per share amounts):


                                                                                                 OPTIONS OUTSTANDING
                                                                                               ------------------------
                                                                                                             WEIGHTED
                                                                                    OPTIONS                   AVERAGE
                                                                                   AVAILABLE    NUMBER OF    EXERCISE
                                                                                   FOR GRANT     OPTIONS       PRICE
                                                                                  -----------  -----------  -----------
Shares authorized...............................................................       3,000       --        $  --
Options granted.................................................................        (846)         846         0.05
Options exercised...............................................................      --           --           --
Options canceled................................................................      --           --           --
                                                                                  -----------  -----------
BALANCE AT FEBRUARY 28, 1997....................................................       2,154          846         0.05
Shares authorized...............................................................         800       --           --
Options granted at fair value...................................................        (629)         629         0.07
Options granted below fair value................................................      (1,281)       1,281         0.13
Options exercised...............................................................      --             (126)        0.05
Options canceled................................................................          50          (50)        0.13
                                                                                  -----------  -----------
BALANCE AT FEBRUARY 28, 1998....................................................       1,094        2,580         0.10
Shares authorized...............................................................      --           --           --
Options granted below fair value................................................      (1,150)       1,150         0.68
Options exercised...............................................................      --           (1,554)        0.10
Options canceled................................................................         159         (159)        0.16
                                                                                  -----------  -----------
BALANCE AT NOVEMBER 30, 1998....................................................         103        2,017         0.42
                                                                                  -----------  -----------
                                                                                  -----------  -----------


    The minimum value of options granted during the period from August 14, 1996 (inception) to February 28, 1997 and the year ended February 28, 1998 and the nine months ended November 30, 1998, was approximately $0.02, $0.02 and $2.45 per share, respectively.

    The following table summarizes the information about stock options outstanding and exercisable as of February 28, 1998 (in thousands, except per share amounts):

                                             OPTIONS OUTSTANDING AT FEBRUARY 28, 1998             OPTIONS VESTED
                                            -------------------------------------------         AND EXERCISABLE AT
                                                            WEIGHTED                            FEBRUARY 28, 1998
                                                             AVERAGE       WEIGHTED      --------------------------------
                                                            REMAINING       AVERAGE                          WEIGHTED
                                               NUMBER      CONTRACTUAL     EXERCISE          NUMBER           AVERAGE
RANGE OF EXERCISE PRICES                     OUTSTANDING      LIFE           PRICE         OUTSTANDING    EXERCISE PRICE
------------------------------------------  -------------  -----------  ---------------  ---------------  ---------------
$0.05.....................................        1,068     8.86 years     $    0.05               98        $    0.05
0.13......................................        1,058     9.56 years          0.13           --               --
0.15......................................          454     9.84 years          0.15           --               --
                                                  -----                                           ---
                                                  2,580                                            98
                                                  -----                                           ---
                                                  -----                                           ---

                                INTRAWARE, INC.

NOTE 9--EMPLOYEE BENEFIT PLANS: (CONTINUED)
    The following table summarizes the information about stock options outstanding and exercisable as of November 30, 1998 (in thousands, except per share amounts):


                                             OPTIONS OUTSTANDING AT NOVEMBER 30, 1998             OPTIONS VESTED
                                            -------------------------------------------         AND EXERCISABLE AT
                                                            WEIGHTED                            NOVEMBER 30, 1998
                                                             AVERAGE                     --------------------------------
                                                            REMAINING      WEIGHTED                          WEIGHTED
                                               NUMBER      CONTRACTUAL      AVERAGE          NUMBER           AVERAGE
RANGE OF EXERCISABLE PRICES                  OUTSTANDING      LIFE      EXERCISE PRICE     OUTSTANDING    EXERCISE PRICE
------------------------------------------  -------------  -----------  ---------------  ---------------  ---------------
$0.05.....................................          431     8.24 years     $    0.05              192        $    0.05
0.13......................................          338     8.83 years          0.13              137             0.13
0.15......................................          445     9.24 years          0.15               19             0.15
0.40......................................          216     9.56 years          0.40                2             0.40
1.00......................................          515     9.82 years          1.00           --               --
1.50......................................           72     9.91 years          1.50           --               --
                                                  -----                                           ---
                                                  2,017                                           350
                                                  -----                                           ---
                                                  -----                                           ---



    Intraware calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:


                                                                        AUGUST 14,
                                                                           1996
                                                                       (INCEPTION)                  NINE MONTHS
                                                                       THROUGH FEB     YEAR ENDED      ENDED
                                                                           28,        FEBRUARY 28,  NOVEMBER 30,
                                                                           1997           1998          1998
                                                                      --------------  ------------  ------------
Risk-free interest rates............................................      5.8%-6.4%      5.4%-6.7%    5.4%-6.5%
Expected lives (in years)...........................................              4              4            4
Dividend yield......................................................             0%             0%           0%
Expected volatility.................................................             0%             0%           0%


    Intraware applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the stock option plans (the "Plan") described above. Accordingly, no fair value compensation cost has been recognized for the Plan. If compensation cost for the Plan had been determined consistent with FAS No. 123, "Accounting for Stock-Based Compensation," Intraware's net loss and loss per share would not have been materially affected.


UNEARNED STOCK-BASED COMPENSATION


    In connection with certain stock option grants during the year ended February 28, 1998 and the nine months ended November 30, 1998, Intraware recognized unearned compensation totaling $492,000 and $1,805,000, respectively, which is being amortized over the four year vesting periods of the related options. Amortization expense recognized during the nine months ended November 30, 1998 totaled approximately $264,000 and was allocated to expense categories based on functional line of service.

                                INTRAWARE, INC.

NOTE 9--EMPLOYEE BENEFIT PLANS: (CONTINUED)
STOCK OPTION GRANTS AND AUTHORIZATION


    During December 1998, Intraware granted options to purchase 347,690 shares of common stock to employees at exercise prices of $2.50 -- $4.00. Intraware recognized unearned compensation totaling $1,829,000 associated with such grants which will be recognized over the four year vesting period.



    In December 1998, the board of directors approved an increase in the number of shares authorized for issuance under Intraware's plan to 6,200,000 shares.


NOTE 10--RELATED PARTY TRANSACTIONS:


    At November 30, 1998, Intraware held a note receivable from an officer of Intraware totaling $300,000. The note is full recourse, is secured by common stock and bears simple interest at 8% per annum. Principal and interest is due and payable upon the earliest of 30 days after the common shares are eligible for sale under Rule 144 of the Securities Act of 1933 or pursuant to a Registration Statement on Form S-1, ninety days after the last date of employment, 60 days after the sale of the common stock associated with a defined change in control event, or two years from the note date, July 1998.


NOTE 11--SUBSEQUENT EVENTS (UNAUDITED):

RECAPITALIZATION


    In December 1998, Intraware's board of directors authorized a two-for-one split of the outstanding shares of common stock to be effective immediately prior to the effectiveness of this offering. This stock split will result in a corresponding change in the conversion rate for all outstanding shares of preferred stock to a ratio of two shares of common stock for each share of preferred stock. In addition, the board of directors approved an increase in the authorized shares of common and preferred stock to 250 million and 10 million, respectively. All share and per share information included in these financial statements have been retroactively adjusted to reflect the stock split. The change in the preferred stock conversion rate and the increased share authorization have been reflected in the pro forma financial information as of November 30, 1998. See "Note 1--The Company and its Significant Accounting Policies."


1998 DIRECTOR OPTION PLAN


    In December 1998, the board adopted the Director Plan which will become effective immediately prior to the effective date of the offering. The Director Plan reserves a total of 150,000 shares of Intraware's common stock for issuance thereunder. Members of the board who are not employees of Intraware, are eligible to participate in the Director Plan. The option grants under the Directors Plan are automatic and nondiscretionary, and the exercise price of the options must be 100% of the fair market value of the common stock on the date of grant. Each eligible director who first becomes a member of the board will initially be granted an option to purchase 15,000 shares ("First Option") on the date such director first becomes a director. Immediately following each annual meeting of Intraware, each eligible director will automatically be granted an additional option to purchase 7,500 shares ("Subsequent Option") if such director has served continuously as a member of the board for at least the preceding six months. The term of such options is ten years, provided that they will terminate 3 months following the date the director ceases to be a director or a consultant of Intraware (twelve

                                INTRAWARE, INC.

NOTE 11--SUBSEQUENT EVENTS (UNAUDITED): (CONTINUED)

months if the termination is due to death or disability). First Options granted under the Directors Plan will vest as to 12.5% of the shares on the six month anniversary of the date of grant and as to 2.08% of the shares each month thereafter, provided the optionee continues as a member of the board or as a consultant to Intraware.


EMPLOYEE STOCK PURCHASE PLAN


    In December 1998, the board adopted the 1998 Employee Stock Purchase Plan (the "Purchase Plan") which will become effective immediately prior to the effective date of the offering. The Purchase Plan reserves 600,000 shares of common stock for issuance thereunder. On each March 1 beginning in 2000, the aggregate number of shares reserved for issuance under the Purchase Plan will be increased automatically to the lessor of 400,000 shares, 1% of the outstanding shares on such date or a lessor amount determined by the board of directors. The aggregate number of shares reserved for issuance under the Purchase Plan shall not exceed 600,000 shares. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by Intraware for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted an option under the Purchase Plan) 5% stockholders of Intraware. Under the Purchase Plan, eligible employees may select a rate of payroll deduction up to 15% of their W-2 cash compensation subject to certain maximum purchase limitations. Each offering period will have a maximum duration of two years and consists of four six-month Purchase Periods. The first Offering Period is expected to begin on the first business day on which price quotations for Intraware's common stock are available on The Nasdaq National Market. Depending on the effective date, the first Purchase Period may be more or less than six months long. Offering Periods and Purchase Periods thereafter will begin on April 1 and October 1. The price at which the common stock is purchased under the Purchase Plan is 85% of the lesser of the fair market value of Intraware's common stock on the first day of the applicable offering period or on the last day of that purchase period.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Intraware in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.



SEC registration fee..........................................  $    19,182
NASD filing fee...............................................        7,400
Nasdaq National Market listing fee............................      150,000
Printing and engraving costs..................................      250,000
Legal fees and expenses.......................................      350,000
Accounting fees and expenses..................................      175,000
Blue Sky fees and expenses....................................       10,000
Transfer Agent and Registrar fees.............................       10,000
Miscellaneous expenses........................................       28,418
                                                                -----------
Total.........................................................  $ 1,000,000
                                                                -----------
                                                                -----------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.


    Article IX of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.


    Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

    The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below:


        (a) In September 1996, Registrant issued and sold an aggregate of 5,250,000 shares of common stock to the founding officers and directors of the Registrant for an aggregate purchase price of $26,250.

        (b) In September 1996, Registrant issued and sold an aggregate of 1,500,000 shares of Series A preferred stock (convertible into 3,000,000 shares of common stock upon consummation of the two-for-one stock split) to 21 investors for $1.00 per share or an aggregate of $1,500,000. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



        (c) In June 1997 and July 1997, Registrant issued and sold an aggregate of 1,650,999 shares of Series B preferred stock (convertible into 3,301,998 shares of common stock upon consummation of the two-for-one stock split) to a total of 26 investors for $1.60 per share, or an aggregate of $2,641,600. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



        (d) In December 1997, Registrant issued and sold an aggregate of 666,667 shares of Series C preferred stock, (convertible into 1,333,334 shares of common stock upon consummation of the two-for-one stock split) to Entities Associated with Kleiner Perkins Caufield & Byers for $2.25 per share, or an aggregate of $1,500,000.75. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



        (e) In April 1998 Registrant issued and sold an aggregate of 2,122,149 shares of Series D preferred stock (convertible into 4,244,298 shares of common stock upon consummation of the two-for-one stock split) for $5.35 per share, or an aggregate of $11,300,003. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



        (f) As of November 30, 1998, an aggregate of 1,679,550 shares of common stock had been issued upon exercise of options under the Registrant's 1996 Stock Option Plan. Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS


 EXHIBIT
  NUMBER
----------
   1.1*     Form of Underwriting Agreement.
   3.1      Restated Certificate of Incorporation of the Registrant to be in effect after the closing of the offering made under this Registration Statement.
   3.2      Restated Bylaws of the Registrant to be in effect after the closing of the offering made under this
            Registration Statement.
   4.1      Specimen Common Stock Certificate.
   5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
  10.1**    Form of Indemnification Agreement between the Registrant and each of its directors and officers.
  10.2**    1996 Stock Option Plan (as amended on December 17, 1998) and form of agreements thereunder.
  10.3**    1998 Employee Stock Purchase Plan and form of agreements thereunder.
  10.4**    1998 Director Option Plan and form of agreements thereunder.
  10.5**    Form of Registration and Information Rights Agreement.
  10.6**    Loan Agreement entered into as of July 29, 1998 between the Registrant and Imperial Bank and related
            General Security Agreement and Collateral Assignment as Collateral, Patent Mortgage and Security
            Agreement.
  10.7**    Sleepy Hollow Investment Company Office Lease made August 23, 1996 between Sleepy Hollow Investment
            Company and Intraware, Inc.
  10.8**    First Amendment to the Lease for Intraware, Inc. entered into as of May 5, 1997 by and between the
            Registrant and Sleepy Hollow Investment Company I.
  10.9**    Second Amendment to the Lease for Intraware, Inc. entered into as of March 31, 1998 by and between the
            Registrant and Sleepy Hollow Investment Company I.
  10.10**   Master Lease Agreement dated September 9, 1998 between Comdisco, Inc. and Intraware, Inc.
  10.11**   Addendum and Equipment Schedules to the Master Lease Agreement dated as of September 9, 1998 between
            Intraware, Inc., as Lessee and Comdisco, Inc, as Lessor.
  10.12+**  Services Agreement between Netscape Communications Corporation and Intraware, Inc. entered into as of
            October 1, 1998.
  10.13+**  Netcenter Services Agreement between Netscape Communications Corporation and Intraware, Inc. entered into as of September 3, 1998.
  10.14+**  Amended and Restated Electronic Distribution License Agreement between Netscape Communications
            Corporation and Intraware, Inc. entered into as of March 6, 1997.
  23.1      Consent of Independent Accountants.
  23.2      Consent of Counsel (see Exhibit 5.1).
  24.1**    Power of Attorney.
  27.1**    Financial Data Schedules.


------------------------

+ Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

*   To be filed by amendment.

**  Previously filed.

    (B) FINANCIAL STATEMENT SCHEDULES

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1993, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ORINDA, STATE OF CALIFORNIA, ON THE 29TH DAY OF JANUARY, 1999.


                                INTRAWARE, INC.

                                By              /s/ PETER H. JACKSON
                                     ------------------------------------------
                                                 PETER H. JACKSON,
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED BELOW.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
                                President, Chief Executive
     /s/ PETER H. JACKSON         Officer and Director
------------------------------    (Principal Executive       January 29, 1999
      (PETER H. JACKSON)          Officer)

                                Executive Vice President
              *                   and Chief Financial
------------------------------    Officer (Principal         January 29, 1999
      (DONALD M. FREED)           Financial Officer)

              *
------------------------------  Director                     January 29, 1999
      (LAURENCE M. BAER)

              *
------------------------------  Director                     January 29, 1999
       (JOHN V. BALEN)

              *
------------------------------  Director                     January 29, 1999
      (MARY ANN BYRNES)

              *
------------------------------  Director                     January 29, 1999
   (CHARLES G. DAVIS, JR.)

              *
------------------------------  Director                     January 29, 1999
      (MARK B. HOFFMAN)

------------------------------  Director
     (RONALD E. F. CODD)



                   /s/ PETER H. JACKSON
           ------------------------------------
                    (PETER H. JACKSON)
* By                 ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER                                                                                                     PAGE
----------                                                                                                 ---------
   1.1*     Form of Underwriting Agreement.
   3.1      Restated Certificate of Incorporation of the Registrant to be in effect after the closing of the offering made under this Registration Statement.
   3.2      Restated Bylaws of the Registrant to be in effect after the closing of the offering made under this Registration Statement.
   4.1      Specimen Common Stock Certificate.
   5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
  10.1**    Form of Indemnification Agreement between the Registrant and each of its directors and officers.
  10.2**    1996 Stock Option Plan (as amended on December 17, 1998) and form of agreements thereunder.
  10.3**    1998 Employee Stock Purchase Plan and form of agreements thereunder.
  10.4**    1998 Director Option Plan and form of agreements thereunder.
  10.5**    Form of Registration and Information Rights Agreement.
  10.6**    Loan Agreement entered into as of July 29, 1998 between the Registrant and Imperial Bank and related General Security Agreement and Collateral Assignment as Collateral, Patent Mortgage
            and Security Agreement.
  10.7**    Sleepy Hollow Investment Company Office Lease made August 23, 1996 between Sleepy Hollow
            Investment Company and Intraware, Inc.
  10.8**    First Amendment to the Lease for Intraware, Inc. entered into as of May 5, 1997 by and between the Registrant and Sleepy Hollow Investment Company I.
  10.9**    Second Amendment to the Lease for Intraware, Inc. entered into as of March 31, 1998 by and between the Registrant and Sleepy Hollow Investment Company I.
  10.10**   Master Lease Agreement dated September 9, 1998 between Comdisco, Inc. and Intraware, Inc.
  10.11**   Addendum and Equipment Schedules to the Master Lease Agreement dated as of September 9, 1998 between Intraware, Inc., as Lessee and Comdisco, Inc, as Lessor.
  10.12+**  Services Agreement between Netscape Communications Corporation and Intraware, Inc. entered into as of October 1, 1998.
  10.13+**  Netcenter Services Agreement between Netscape Communications Corporation and Intraware, Inc.
            entered into as of September 3, 1998.
  10.14+**  Amended and Restated Electronic Distribution License Agreement between Netscape
            Communications Corporation and Intraware, Inc. entered into as of March 6, 1997.
  23.1      Consent of Independent Accountants.
  23.2      Consent of Counsel (see Exhibit 5.1).
  24.1**    Power of Attorney.
  27.1**    Financial Data Schedules.


------------------------

+ Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

*   To be filed by amendment.

**  Previously filed.